MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2011 Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of International Financial

Reporting Standards (“IFRS”) and is expressed in Canadian dollars, unless otherwise stated. This MD&A, which is current as of February 21, 2012, is organized into six sections.

1	CORPORATE OVERVIEW

21	Our Business

22	Our Strategy

22	Consolidated Financial and Operating Results

25	2012 Financial Guidance

2	SEGMENT REVIEW AND RECONCILIATION TO NET INCOME

25	Wireless

31	Cable

41	Media

44	Corporate

45	Reconciliation of Net Income to Operating Profit

3	CONSOLIDATED LIQUIDITY AND FINANCING

47	Liquidity and Capital Resources

50	Interest Rate and Foreign Exchange Management

52	Outstanding Common Share Data

52	Dividends on RCI Equity Securities

53	Commitments and Other Contractual Obligations

54	Off-Balance Sheet Arrangements

4	OPERATING ENVIRONMENT

54	Government Regulation and Regulatory Developments

55	Wireless Regulation and Regulatory Developments

56	Cable Regulation and Regulatory Developments

57	Media Regulation and Regulatory Developments

58	Competition in our Businesses

59	Risks and Uncertainties Affecting our Businesses

5	ACCOUNTING POLICIES AND NON-GAAP MEASURES

64	Key Performance Indicators and Non-GAAP Measures

65	Critical Accounting Policies

66	Critical Accounting Estimates

68	New Accounting Standards

68	Recent Accounting Pronouncements

6	ADDITIONAL FINANCIAL INFORMATION

70	Related Party Transactions

71	Five-Year Summary of Consolidated Financial Results

72	Summary of Seasonality and Quarterly Results

74	Summary of Financial Results of Long-Term Debt Guarantors

74	Controls and Procedures

75	Supplementary Information: Non-GAAP Calculations

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which were reported in the following segments for the year ended December 31, 2011:

•	“Wireless”, which refers to our wireless communications operations, carried on by Rogers Communications Partnership (“RCP”);

•	“Cable”, which refers to our cable communications operations, carried on by RCP; and

•

“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 55 radio stations, the Citytv television network, the Sportsnet, Sportsnet ONE, Sportsnet World television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels, including Outdoor Life Network, The Biography Channel (Canada), FX (Canada), G4 Canada, and CityNews Channel; Digital Media, which provides digital advertising solutions to over 1,000 websites; Rogers Publishing, which produces 54 consumer, trade and professional publications; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Substantially all of our operations are in Canada.

The financial information presented herein has been prepared on the basis of IFRS for financial statements and is expressed in Canadian dollars unless otherwise stated. Comparative amounts for 2010 included in this MD&A have been conformed to reflect our adoption of IFRS, with effect from January 1, 2010. Periods prior to January 1, 2010 have not been conformed and were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Concurrent with the impact of the transition to IFRS, we made certain changes to our reportable segments. Commencing January 1, 2011, the results of the former Rogers Retail segment are reported as follows: the results of the Video retailing portion are now presented as a separate operating sub-segment under the Cable segment, and the portions related to retail distribution of wireless and cable products and services are now included in the results of operations of

20    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Wireless and Cable Operations, respectively. In addition, certain intercompany transactions between the Rogers Business Solutions (“RBS”) segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are now recorded as cost recoveries in RBS beginning January 1, 2011. While there is no change to the consolidated results or to the adjusted operating profit of RBS, as a result of this second change, the reported revenue of RBS is lower as intercompany sales are no longer included. Comparative figures for 2010 have been reclassified to conform to the current year’s presentation of both changes discussed above.

Throughout this MD&A, all percentage changes are calculated using numbers rounded to the decimal to which they appear. Please note that the charts, graphs and diagrams that follow have been included for ease of reference and illustrative purposes only and do not form part of management’s discussion and analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS, RISKS AND ASSUMPTIONS

This MD&A includes “forward-looking information” within the meaning of applicable securities laws and assumptions concerning, among other things our business, its operations and its financial performance and condition approved by management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, guidance and forecasts relating to revenue, adjusted operating profit, property, plant and equipment expenditures, cash income tax payments, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services, and all other statements that are not historical facts. The words “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on estimates and other factors and expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time applied, but may prove to be incorrect, including, but not limited to: general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth, usage and churn rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives strategies and intentions and any factor, assumptions, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: new interpretations and new accounting standards from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities.

Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements or assumptions, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments”. Our annual and quarterly reports can be found online at rogers.com/investors, sedar.com and sec.gov or are available directly from Rogers.

ADDITIONAL INFORMATION

Additional information relating to Rogers, including our Annual Information Form, discussions of our 2011 quarterly results, and a glossary of communications and media industry terms, may be found online at sedar.com, sec.gov or rogers.com. Information contained in or connected to these websites are not a part of and not incorporated into this MD&A.

1.	CORPORATE OVERVIEW

OUR BUSINESS

We are a diversified Canadian communications and media company with substantially all of our operations and sales in Canada. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless communications services provider. Through Cable, we are one of Canada’s largest providers of cable television services as well as high-speed Internet access, and telephony services to both consumers and businesses. Through Media, we are engaged in radio and television broadcasting, digital media, televised shopping, consumer, trade and professional publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI).

For more detailed descriptions of our Wireless, Cable and Media businesses, see the respective segment discussions that follow.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    21

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUR STRATEGY

Our business objective is to maximize subscribers, revenue, operating profit and return on invested capital by enhancing our position as one of Canada’s leading diversified communications and media companies. Our strategy is to be the leading and preferred provider of innovative communications, entertainment and information services to Canadians. We seek to leverage our advanced networks, infrastructure, sales channels, brands and marketing resources across the Rogers group of companies by implementing cross-selling and joint sales distribution initiatives as well as cost reduction initiatives through infrastructure sharing, to create value for our customers and shareholders.

We seek to exploit opportunities for Wireless, Cable and Media to create bundled product and service offerings at attractive prices, in addition to implementing cross-marketing and cross-promotion of products and services to increase sales and enhance subscriber loyalty. We also work to identify and implement areas of opportunity for our businesses that will enhance operating efficiencies by sharing infrastructure, corporate services and sales distribution channels. We continue to develop brand awareness and promote the “Rogers” brand as a symbol of quality and innovation.

Our Cable and Wireless businesses are integrated in our Communications Services organization. This more streamlined organizational structure is intended to facilitate faster time to market, deliver an enhanced and more consistent customer experience, and improve the overall effectiveness and efficiency of the Wireless and Cable businesses. This more integrated operating approach also recognizes the continued convergence of certain aspects of wireless and wireline networks and services.

CONSOLIDATED FINANCIAL AND OPERATING RESULTS

See the sections in this MD&A entitled “Critical Accounting Policies”, “Critical Accounting Estimates” and “New Accounting Standards” and also the Notes to the 2011 Audited Consolidated Financial Statements for a discussion of critical and new accounting policies and estimates as they relate to the discussion of our operating and financial results below.

We measure the success of our strategies using a number of key performance indicators as outlined in the section entitled “Key Performance Indicators and Non-GAAP Measures”. These key performance indicators are not measurements in accordance with IFRS or Canadian GAAP and should not be considered as alternative measures to net income or any other measure of performance under IFRS or Canadian GAAP. The non-GAAP measures presented in this MD&A include, among other measures, operating profit, adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share and free cash flow. We believe that the non-GAAP financial measures provided, which exclude: (i) stock-based compensation expense (recovery); (ii) integration, restructuring and acquisition expenses; (iii) settlement of pension obligations; (iv) other items, net; and (v) in respect of net income and earnings per share, loss on repayment of long-term debt, impairment of assets and the related income tax impacts of the above items, provide for a more effective analysis of our operating performance. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations” for further details.

The increased levels of competitive intensity have negatively impacted the results of our Wireless and Cable businesses during 2011. This includes higher subscriber churn and lower average revenue per user (“ARPU”) at Wireless and a slowing in the number of new subscriber additions and increased promotional and retention activity at Cable. During the first half of 2011, Media benefited from a rebound in the advertising market which again slowed in the later parts of the year. We recognized cost efficiencies during 2011 as a result of certain restructuring of our organization and employee base in some areas to improve our organizational efficiency and cost structure.

We believe that we are well-positioned from both a leverage and a liquidity perspective with a debt to adjusted operating profit ratio of 2.2 times. In addition, we had borrowed only $250 million from our $2.4 billion fully committed multi-year bank credit facility at December 31, 2011 and we have no scheduled debt maturities until June 2013.

22    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Operating Highlights and Significant Developments in 2011

•

Generated revenue growth of 2% at Wireless, 4% at Cable Operations and 10% at Media, with consolidated annual revenue growth of 2%. Adjusted operating profit grew 2% to $4,716 million with adjusted operating profit margins of 37.9%.

•

In February 2011, we renewed our normal course issuer bid (“NCIB”) to repurchase up to the lesser of $1.5 billion or 39.8 million Class B Non-Voting shares during the twelve-month period ending February 21, 2012, under which we purchased for cancellation 31 million Class B Non-Voting shares during 2011 for $1.1 billion.

•	In February 2011, we increased the annualized dividend from $1.28 to $1.42 per Class A Voting and Class B Non-Voting share, paying out $758 million in dividends to shareholders during the year.

•

We closed $1.85 billion aggregate principal amount of investment grade debt offerings during the year, consisting of $400 million of 6.56% Senior Notes due 2041 and $1,450 million of 5.34% Senior Notes due 2021. Among other things, proceeds of the offerings were used to repay bank debt and redeem both of our public debt issues maturing in 2012, including US$470 million of 7.25% Senior Notes and US$350 million of 7.875% Senior Notes. In total, we reduced our weighted average cost of borrowing to 6.22% at December 31, 2011 from 6.68% at December 31, 2010.

•

We closed the acquisition of Atria Networks, one of Ontario’s largest fibre-optic networks, which augments Rogers Business Solutions’ enterprise offerings by further enhancing its ability to deliver on-net data centric services within and adjacent to Cable’s footprint.

•

Rogers announced that it, along with Bell Canada, is jointly acquiring a net 75 percent equity interest in Maple Leaf Sports and Entertainment (“MLSE”) being sold by the Ontario Teachers’ Pension Plan. The investment advances Rogers’ strategy to deliver highly sought-after content anywhere, anytime, on any platform across our advanced broadband and wireless networks and our media assets, while continuing to strengthen and enhance the value of our Sportsnet media brands. Rogers’ net cash commitment, following a planned leveraged recapitalization of MLSE, will total approximately $533 million, representing a 37.5 percent equity interest in MLSE, and will be funded with currently available liquidity.

•

Free cash flow, defined as adjusted operating profit less property, plant, and equipment (“PP&E”) expenditures, interest on long-term debt (net of capitalization) and cash income taxes, decreased by 7% from 2010 levels to $1.9 billion due to higher PP&E expenditures.

•

At December 31, 2011, we had only $250 million of advances borrowed under our $2.4 billion committed bank credit facility that matures in July 2013. This strong liquidity position is further enhanced by the fact that our earliest scheduled debt maturity is in June 2013, together providing us with substantial liquidity and flexibility.

•

Subsequent to the end of 2011, in February 2012, we announced that our Board of Directors had approved an 11% increase in the annualized dividend to $1.58 per share effective immediately, and that it has approved the renewal of our NCIB share buyback program authorizing the repurchase of up to $1.0 billion of Rogers shares on the open market during the next twelve months.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

For the year ended December 31, 2011, Wireless, Cable and Media represented 57%, 30% and 13% of our consolidated revenue, respectively (2010 – 57%, 31% and 12%). On the basis of consolidated adjusted operating profit, Wireless, Cable and Media also represented 63%, 33% and 4%, respectively (2010 – 67%, 30%, and 3%).

For detailed discussions of Wireless, Cable and Media, refer to the respective segment discussions below.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summarized Consolidated Financial Results

Years ended December 31, (In millions of dollars, except per share amounts)	2011	2010	% Chg
Operating revenue
Wireless	$7,138	$6,973	2
Cable
Cable Operations	3,309	3,190	4
RBS	405	452	(10)
Video	82	143	(43)
	3,796	3,785	–
Media	1,611	1,461	10
Corporate items and eliminations	(117)	(77)	52
Total operating revenue	12,428	12,142	2

Adjusted operating profit (loss)(1)
Wireless	3,036	3,173	(4)
Cable
Cable Operations	1,549	1,419	9
RBS	86	40	115
Video	(23)	(33)	(30)
	1,612	1,426	13
Media	180	131	37
Corporate items and eliminations	(112)	(95)	18
Adjusted operating profit(1)	4,716	4,635	2
Stock-based compensation expense(3)	(64)	(50)	28
Settlement of pension obligations(4)	(11)	–	n/m
Integration, restructuring and acquisition expenses(5)	(70)	(40)	75
Other items, net(6)	–	(14)	n/m
Operating profit(1)	4,571	4,531	1
Other income and expense, net(7)	3,008	3,029	(1)
Net income	$1,563	$1,502	4
Basic earnings per share	$2.88	$2.61	10
Diluted earnings per share	$2.86	$2.59	10

As adjusted:(2)
Net income	$1,747	$1,678	4
Basic earnings per share	$3.22	$2.91	11
Diluted earnings per share	$3.19	$2.89	10

Additions to property, plant and equipment (“PP&E”)(1)
Wireless	$1,192	$937	27
Cable
Cable Operations	748	611	22
RBS	55	38	45
Video	–	13	n/m
	803	662	21
Media	61	38	61
Corporate(8)	71	197	(64)
Total additions to PP&E	$2,127	$1,834	16

(1)

As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”. Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with IFRS. See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under IFRS and the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)

For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation expense; (ii) integration, restructuring and acquisition expenses; (iii) settlement of pension obligations; (iv) other items, net; and (v) in respect of net income and earnings per share, loss on repayment of long-term debt, impairment of assets and the related income tax impact of the above amounts.

(3)	See the section entitled “Stock-based Compensation”.
(4)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(5)

Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and outsourcing of certain functions; (ii) acquisition transaction costs incurred and the integration of acquired businesses; and (iii) the closure of certain Video stores and other exit costs.

(6)	Relates to the resolution of obligations and accruals relating to prior periods.
(7)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
(8)	See the section entitled “Additions to PP&E”

n/m: not meaningful.

24    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Of the $286 million year-over-year increase in our consolidated revenue, Wireless contributed $165 million, Cable Operations contributed $119 million and Media contributed $150 million, partially offset by decreases in revenue of $47 million in RBS and $61 million in Video, and an increase in corporate items and eliminations of $40 million.

Of the $81 million year-over-year increase in our consolidated adjusted operating profit, Cable Operations contributed $130 million, RBS contributed $46 million, Video contributed $10 million and Media contributed $49 million, partially offset by a decrease in Wireless of $137 million and an increase in corporate items and eliminations of $17 million.

Refer to the respective individual segment discussions for details of the revenue, operating expenses, operating profit and additions to PP&E of Wireless, Cable and Media.

2011 Performance Against Targets

The following table sets forth the guidance ranges for selected full-year financial and operating metrics that we provided for 2011 versus the actual results we achieved for the year. We achieved performance consistent with our adjusted operating profit and after-tax free cash flow financial objectives that were set forth for 2011, and additions to PP&E exceeded the high end of our guidance range by $77 million, which was primarily related to the accelerated deployment of our LTE 4G wireless network.

(In millions of dollars)	IFRS 2010 Actual	2011 Guidance Range $ (As at February 16, 2011)	2011 Actual
Consolidated Guidance
Adjusted operating profit(1)	$4,635	$4,600 to $ 4,765	$4,716
Additions to PP&E(2)	1,834	1,950 to 2,050	2,127
After-tax free cash flow(3)	1,983	1,850 to 1,975	1,851

(1)	Excludes (i) stock-based compensation expense; (ii) integration, restructuring and acquisition expenses; (iii) settlement of pension obligations; and (iv) other items, net.
(2)	Includes additions to Wireless, Cable Operations, Media, RBS, Video and Corporate PP&E expenditures.
(3)	After-tax free cash flow is defined as adjusted operating profit less PP&E expenditures, interest on long-term debt (net of capitalization) and cash income taxes, and is not a defined term under IFRS.

2012 FINANCIAL GUIDANCE

The following table outlines guidance ranges and assumptions for selected 2012 financial metrics. This information is forward-looking and should be read in conjunction with the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” and

the related disclosures, for the various economic, competitive, and regulatory assumptions and factors that could cause actual future financial and operating results to differ from those currently expected.

Full Year 2012 Guidance

(In millions of dollars)	2011 Actual	2012 Guidance
Consolidated Guidance
Adjusted operating profit(1)	$4,716	$4,730 to $ 4,915
Additions to PP&E(2)	2,127	2,075 to 2,175
Pre-tax free cash flow(3)	1,950	1,950 to 2,050
Cash income taxes	99	425 to 475

(1)	Excludes (i) stock-based compensation expense (recovery); (ii) integration, restructuring and acquisition expenses; (iii) settlement of pension obligations; and (iv) other items, net.
(2)	Includes additions to Wireless, Cable Operations, Media, RBS, Video and Corporate PP&E expenditures.
(3)	Pre-tax free cash flow is defined as adjusted operating profit less PP&E expenditures and interest on long-term debt (net of capitalization), and is not a defined term under IFRS.

2.	SEGMENT REVIEW

WIRELESS

WIRELESS BUSINESS

Wireless is the largest Canadian wireless communications service provider, serving approximately 9.3 million retail voice and data subscribers at December 31, 2011, representing approximately 35% of Canadian wireless subscribers. Wireless operates on the global standard Global System for Mobile communications/High-Speed Packet Access/Long Term Evolution (“GSM/HSPA/LTE”) wireless network technology platforms.

Wireless customers are able to access their services in most parts of the world through roaming agreements with various other GSM and HSPA wireless network operators. Rogers has one of the largest roaming footprints and number of available destinations for its customers’ wireless usage in the world. With each roaming agreement, Rogers has established a direct relationship with the operator rather than implementing third party services. Wireless has generally negotiated wireless roaming with multiple operators within the majority of its roaming destinations in order to eliminate the possibility of its customers travelling in an area without coverage. This coverage depth also helps to ensure that Wireless’ customers roam on the best possible network available in a specific destination.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Wireless Products and Services

Wireless offers wireless voice, data and messaging services including related handset devices and accessories, across Canada. Wireless’ services are generally all available under either postpaid or prepaid payment options. Wireless’ networks provide customers with advanced high-speed wireless data services, including mobile access to the Internet, e-mail, digital picture and video transmission, mobile video, music and application downloading, video calling, two-way short messaging service (“SMS” or “text messaging”), and an increasing number of machine-to-machine wireless applications.

Wireless Distribution

Wireless’ nationwide distribution network includes: an independent dealer network; Rogers Wireless, Fido and chatr stores; major retail chains; and convenience stores. Wireless markets its products and services under the Rogers Wireless, Fido and chatr brands through an extensive nationwide distribution network across Canada of approximately 3,400 dealer and retail third party locations and approximately 360 Rogers owned retail locations. The distribution network sells its service plans and devices, and there are also thousands of additional locations selling its prepaid services. Wireless also offers many of its products and services through telemarketing and on the rogers.com, fido.ca and chatrwireless.com e-business websites.

Wireless Networks and Spectrum

Wireless is a facilities-based carrier operating its wireless networks over a broad, national coverage area, much of which is interconnected by its own fibre-optic and broadband microwave transmission infrastructure. The seamless, integrated nature of its networks enables subscribers to make and receive calls and to activate network features anywhere in Wireless’ coverage area and in the coverage area of roaming partners as easily as if they were in their home area.

Wireless’ underlying GSM/General Packet Radio Service/Enhanced Data for GSM Evolution (“GSM/GPRS/EDGE”) network provides coverage to approximately 95% of Canada’s population. Overlaying the infrastructure used for the GSM network is a next generation wireless data technology called Universal Mobile Telephone System/Evolved HSPA (“UMTS/HSPA+”) which covers approximately 91% of the population with wireless data services at speeds capable of up to 42 Mbps. Further overlaying the infrastructure is the latest generation wireless data technology called LTE which covers approximately 32% of the population with wireless data service speeds capable of up to 150 Mbps. Wireless was first in Canada in deploying LTE across the country, starting with Ottawa in July 2011 and followed by Toronto, Montreal and Vancouver. By the end of 2011, the LTE network expanded to several cities around the Greater Toronto Area such as Mississauga, Brampton, Vaughan, Richmond Hill and Markham, and the Greater Vancouver Area, such as West and North Vancouver, Port Coquitlam, Delta, Langley, Surrey and Maple Ridge.

Wireless holds 25 MHz of contiguous spectrum across Canada in the 850 MHz frequency range and 60 MHz in the 1900 MHz frequency range across the country, with the exception of southwestern Ontario, northern Québec, and the Yukon, Northwest and Nunavut territories, where Wireless holds 50 MHz in the 1900 MHz frequency range. Wireless also has Advanced Wireless Services (“AWS”) spectrum, which operates in the 1700/2100 MHz frequency range, across all 10 provinces and 3 territories.

Wireless also holds certain broadband fixed wireless spectrum in the 2300 MHz, 2500 MHz and 3500 MHz frequency ranges, together with Bell Canada, through an equally-owned joint venture called Inukshuk. Late in 2011, Rogers and Bell Canada jointly agreed to dissolve the Inukshuk joint venture during 2012 and split the jointly owned spectrum between the two parties.

Rogers has initiated a network sharing arrangement with Manitoba Telecom Services (“MTS”) for the purpose of building a joint HSPA+ 3.5G wireless network in the province of Manitoba. This joint network was completed in 2010 and was launched during the first quarter of 2011 covering approximately 96% of the Manitoba population. In addition, Rogers completed a business network sharing arrangement with TBayTel that enables our combined base of customers in North Western Ontario to receive HSPA+ 3.5G wireless services under a joint brand (TBayTel with the power of Rogers) and Rogers customers in the rest of Canada to receive such services within the Thunder Bay coverage area in North Western Ontario.

WIRELESS STRATEGY

Wireless’ objective is to drive profitable growth within the Canadian wireless communications industry, and its strategy is designed to maximize subscriber share, cash flow and return on invested capital. The key elements of its strategy are as follows:

•	Continually enhancing its scale and competitive position in the Canadian wireless communications market;

•

Focusing on offering innovative voice and wireless data services into the targeted youth, family, and small and medium-sized business segments, and specifically to drive increased penetration of smartphones and other advanced wireless devices;

•

Enhancing the customer experience through ongoing focus principally in the areas of wireless devices, network quality and customer service in order to maximize service revenue and minimize customer deactivations, or churn;

•	Increasing revenue from existing customers by cross-selling and up-selling innovative new wireless data and other enhanced and converged services to wireless voice customers;

•	Enhancing and expanding owned and third party sales distribution channels to deliver products, services and support to customers;

•	Maintaining the most technologically advanced, high-quality and national wireless network possible with global coverage enabled by widely adopted global standard network technologies; and

•

Leveraging relationships across the Rogers group of companies to provide bundled product and service offerings at attractive prices to common customers, in addition to implementing cross-selling, distribution and branding initiatives as well as leveraging infrastructure sharing opportunities.

RECENT WIRELESS INDUSTRY TRENDS

Focus on Customer Retention

The wireless communications industry’s current market penetration in Canada is estimated to be 78% of the population, compared to approximately 103% in the U.S. and approximately 122% in the

26    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

United Kingdom, and Wireless expects the Canadian wireless industry to continue to grow by approximately 4 percentage points of penetration over the next several years. As penetration deepens, it requires an increasing focus on customer satisfaction, the promotion of new data and voice services to existing customers, and customer retention.

Demand for Sophisticated Data Applications

The ongoing development of wireless data transmission technologies, such as handsets and portable computing devices, has led wireless device developers to develop more sophisticated smartphone type devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, photos, music, applications, and streaming video clips, mobile television and other functions. Wireless believes that the introduction of such new devices and applications will continue to drive growth of wireless data services.

Convergence of Technologies

Technologies across different platforms have been converging over the past few years, and examples of such applications have been proliferating across the industry. Wireless launched several such applications in the market place, including a remote digital cable terminal control application, where the user can manage their recordings on the terminal from a smartphone or a tablet, and a live TV content streaming application to smartphones and tablets.

Increased Competition from Other Wireless Operators

Wireless faces increased competition from incumbent wireless operators as well as new entrants in the wireless market, which is fully described in the section of this MD&A entitled “Competition in our Businesses”. The new entrants have introduced new unlimited pricing plans and extremely aggressive pricing and promotions which have resulted in downward price adjustments and lower ARPU as well as increases in customer churn for Wireless.

Migration to Next Generation Wireless Technology

The ongoing development of wireless data transmission technologies and the increased demand for sophisticated wireless services, especially data communications services, have led wireless providers to migrate towards the next generation of digital voice and data broadband wireless networks such as HSPA+ and LTE. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds with increased efficiency, and enhanced video streaming capabilities. These networks support a variety of increasingly advanced data applications, including broadband Internet access, multimedia services and seamless access to corporate information systems, including desktop, client and server-based applications that can be accessed on a local, national or international basis. Wireless has been a leader in deploying next generation technology with LTE. As at December 31, 2011, more than eight million Canadians already had access to Rogers’ LTE network, which will continue to expand during 2012.

Development of Additional Technologies

In addition to the two main technology paths of the mobile/broadband wireless industry, namely GSM/HSPA and Code Division Multiple Access/Evolution Data Optimized (“CDMA/EVDO”), the next significant broadband wireless technology in deployment is LTE. Wireless Interoperability for Microwave Access (“WiMAX”) deployments have slowed down and several WiMAX operators have announced plans to move over to LTE.

WiFi (the IEEE 802.11 industry standard) allows suitably equipped devices, such as laptop computers and personal digital assistants, to connect to a local area wireless access point. These access points utilize unlicenced spectrum and the wireless connection is only effective within a local area radius of approximately 50-100 metres of the access point, and provide speeds similar to a wired local area network (“LAN”) environment (most recently the version designated as 802.11n). As the technology is primarily designed for in-building wireless access, many access points must be deployed to cover the selected local geographic area, and must also be interconnected with a broadband network to supply the connectivity to the Internet. Future enhancements to the range of WiFi service and the networking of WiFi access points may provide additional opportunities for wireless operators or municipal WiFi network operators, each providing capacity and coverage under the appropriate circumstances.

LTE, the worldwide GSM community’s new fourth generation (“4G”) broadband wireless technology evolution path, is an all IP-based wireless data technology based on a new modulation scheme (orthogonal frequency-division multiplexing) that is specifically designed to improve efficiency, lower costs, improve and expand the range of voice and data services available via mobile broadband wireless networks, make use of new spectrum allocations, and better integrate with other open technology standards. As a 4G technology, LTE is designed to build on and evolve the capabilities inherent in UMTS/HSPA, which is the world standard for mobile broadband wireless and standard upon which Wireless operates. LTE is fully backwards compatible with UMTS/HSPA and is designed to provide seamless voice and broadband data capabilities and data rates capable of up to 150 Mbps. Wireless deployed and launched its LTE network and services in 2011 as discussed above.

WIRELESS OPERATING AND FINANCIAL RESULTS

For purposes of this discussion, our Wireless segment revenue has been classified according to the following categories:

•	Network revenue, which includes revenue derived from:

•

postpaid (voice and data services), which consist of revenues generated principally from monthly fees, airtime, data usage, long-distance charges, optional service charges, system access and government cost recovery fees, and roaming charges; and

•	prepaid (voice and data services), which consist of revenues generated principally from airtime, data usage and other ancillary charges such as long-distance and roaming.

•

Equipment sales net of subsidies, which consist of revenue generated from the sale, generally at or below our cost, of hardware and accessories to independent dealers, agents and retailers, and directly to subscribers through direct fulfillment by Wireless’ customer service groups, websites and telesales.

Wireless’ operating expenses are segregated into the following categories for assessing business performance:

•	Cost of equipment sales, which is comprised of wireless equipment costs; and

•

Other operating expenses, which includes all other expenses incurred to operate the business on a day-to-day basis, service existing subscriber relationships, as well as attract new subscribers. These include:

•	employee salaries and benefits, such as remuneration, bonuses, pension, employee benefits and stock-based compensation; and

•	other external purchases, such as:

•

service costs, including inter-carrier payments to roaming partners and long-distance carriers, network service delivery costs, and the Canadian Radio-television Telecommunications Commission (“CRTC”) contribution levy;

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    27

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

sales and marketing related expenses, which represent the costs to acquire new subscribers (other than those related to equipment), including advertising and promotion and commissions paid to third parties for new activations; and

•

operating, general and administrative related expenses, such as retention costs, network maintenance costs, facility costs, customer care expenses and Industry Canada license fees associated with spectrum utilization.

Summarized Wireless Financial Results

Years ended December 31, (In millions of dollars, except margin)	2011(1)	2010(1)	% Chg
Operating revenue
Network revenue	$6,601	$6,526	1
Equipment sales	537	447	20
Total operating revenue	7,138	6,973	2
Operating expenses before the undernoted
Cost of equipment sales	1,425	1,225	16
Other operating expenses	2,677	2,575	4
	4,102	3,800	8
Adjusted operating profit(2)	3,036	3,173	(4)
Stock-based compensation expense(3)	(10)	(12)	(17)
Settlement of pension obligations(4)	(2)	–	n/m
Integration, restructuring and acquisition expenses(5)	(16)	(5)	n/m
Other items, net(6)	–	(5)	n/m
Operating profit(2)	$3,008	$3,151	(5)

Adjusted operating profit margin as % of network revenue(2)	46.0%	48.6%

Additions to PP&E(2)	$1,192	$937	27

Data revenue included in network revenue	$2,325	$1,832	27

(1)	The operating results of Cityfone Telecommunications Inc. (“Cityfone”) are included in Wireless’ results of operations from the date of acquisition on July 9, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(3)	See the section entitled “Stock-based Compensation”.
(4)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(5)

Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and outsourcing of certain functions and (ii) acquisition transaction costs incurred and the integration of acquired businesses.

(6)	Relates to the resolution of obligations and accruals relating to prior periods.

Wireless Operating Highlights for the Year Ended December 31, 2011

•

Wireless revenue increased by 2% from 2010 while adjusted operating profit decreased by 4% during the same period reflecting the upfront costs associated with a record number of smartphone activations and iPhone sales and a decline in voice ARPU, with margins on network services for the year at 46.0%.

•	Subscriber growth continued in 2011, with net additions of 378,000, of which approximately 71% were postpaid subscribers.

•	Postpaid subscriber monthly churn was 1.32% in 2011, compared to 1.18% in 2010.

•	Revenues from wireless data services grew approximately 27% to $2,325 million in 2011 from $1,832 million in 2010, and represented approximately 35% of network revenue compared to 28% in 2010.

•

Postpaid monthly ARPU decreased to $70.26 in 2011 compared to $72.62 in 2010, reflecting the impact of competitive intensity and declines in roaming and out-of-plan usage revenues, which offset the significant growth in wireless data revenue.

•

Wireless activated approximately 2.5 million smartphone devices during the year, predominantly iPhone, BlackBerry and Android devices. Approximately 38% of these activations were for subscribers new to Wireless and 62% were for existing Wireless subscribers who upgraded to smartphones. These subscribers generally commit to new multi-year term contracts, and typically generate ARPU nearly twice that of voice only subscribers. Subscribers with smartphones now represent approximately 56% of the overall postpaid subscriber base, up from 41% from last year.

•	Rogers began an $80 million investment to further enhance our wireless voice and data network in the Maritimes, extending the Rogers 4G HSPA+ coverage to almost one million more people

28    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

across Nova Scotia, New Brunswick and Prince Edward Island, representing a 130% increase over the current population coverage of our network in those provinces.

•

Rogers won an important contract to provision machine to machine (“M2M”) wireless connectivity for Hydro-Quebec over the next six years. Rogers will connect Hydro Quebec’s central system with Smart Meter collectors, which aggregate electrical service utilization data relayed from Quebec’s approximately 3.8 million Smart Meters.

•	Rogers turned on Canada’s LTE wireless network services across four of the country’s largest metropolitan areas — Toronto,

Ottawa, Montreal and Vancouver — giving more than eleven million Canadians access to the world’s fastest mobile network technology. LTE is a next generation wireless technology that enables unparalleled connectivity, capable of speeds that are between three and four times faster than HSPA+.

•

Wireless launched a set of innovative new wireless roaming solutions to help Canadians easily manage their data use while travelling outside of Canada. Another first in Canada, Rogers launched Roaming Data Passes that provide real-time data usage alerts while roaming abroad, giving cost certainty and peace of mind.

Summarized Wireless Subscriber Results

Years ended December 31, (Subscriber statistics in thousands, except ARPU, churn and usage)	2011	2010	Chg
Postpaid
Gross additions	1,449	1,330	119
Net additions	269	319	(50)
Total postpaid retail subscribers(1)	7,574	7,325	249
Monthly churn	1.32%	1.18%	0.14%
Average monthly revenue per user (“ARPU”)(2)	$70.26	$72.62	$(2.36)

Prepaid
Gross additions	845	731	114
Net additions	109	147	(38)
Total prepaid retail subscribers	1,761	1,652	109
Monthly churn	3.64%	3.18%	0.46%
ARPU(2)	$16.02	$16.10	$(0.08)

Blended ARPU(2)	$60.20	$62.62	$(2.42)
Blended average monthly minutes of usage	466	478	(12)

(1)

In the second quarter of 2011, a change in operating policy resulted in a one-time decrease to the wireless postpaid subscriber base of approximately 20,000. These subscribers are not included in postpaid net additions or churn for the year ended December 31, 2011.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations” section.

Wireless Subscribers and Network Revenue

The year-over-year decrease in overall subscriber net additions for the year primarily reflects an increase in the level of churn associated with heightened competitive intensity.

The increase in network revenue in 2011 compared to 2010 reflects the continued growth of Wireless’ subscriber base and the increased adoption and usage of wireless data services, offset by a decrease in voice ARPU in large part driven by the heightened competitive intensity as discussed below.

During 2011, wireless data revenue increased by approximately 27% from 2010, to $2,325 million. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving increased usage of e-mail, wireless Internet access, text messaging and other wireless data services. In 2011, data revenue represented approximately 35% of total network revenue, compared to 28% in 2010.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    29

MANAGEMENT’S DISCUSSION AND ANALYSIS

During 2011, Wireless activated and upgraded approximately 2.5 million smartphones, compared to approximately 1.9 million smartphones during 2010. These smartphones were predominately iPhone, BlackBerry and Android devices, of which approximately 38% were for subscribers new to Wireless. This resulted in subscribers with smartphones representing 56% of the overall postpaid subscriber base as at December 31, 2011, compared to 41% as at December 31, 2010. These subscribers generally commit to new multi-year term contracts and typically generate ARPU nearly twice that of voice only subscribers. This is the largest number of smartphone activations and new smartphone customer additions that Wireless has ever reported in a fiscal year.

Year-over-year ARPU decreased by 4%, which reflects declines in wireless voice revenues, partially offset by higher wireless data revenues. Driving this decrease was a 13% decline in the wireless voice component of ARPU, which was primarily due to the general level of competitive intensity in the wireless voice services market, and was partially offset by a 21% increase in wireless data ARPU.

Wireless Equipment Sales

The increase in revenue from equipment sales for 2011, including activation fees and net of equipment subsidies, versus the corresponding period of 2010, reflects the increase in the number of smartphone activations to the highest levels ever reported by Wireless, as discussed above.

Wireless Operating Expenses

Years ended December 31, (In millions of dollars)	2011	2010	% Chg
Operating expenses
Cost of equipment sales	$1,425	$1,225	16
Other operating expenses	2,677	2,575	4
Operating expenses before the undernoted	4,102	3,800	8
Stock-based compensation expense(1)	10	12	(17)
Settlement of pension obligations(2)	2	–	n/m
Integration, restructuring and acquisition expenses(3)	16	5	n/m
Other items, net(4)	–	5	n/m
Total operating expenses	$4,130	$3,822	8

(1)	See the section entitled “Stock-based Compensation”.
(2)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(3)

Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and outsourcing of certain functions and (ii) acquisition transaction costs incurred and the integration of acquired businesses.

(4)	Relates to the resolution of obligations and accruals relating to prior periods.

The $200 million increase in cost of equipment sales for 2011, compared to 2010, was primarily the result of an increase in hardware upgrade units versus the prior period and a continued increase in the mix of smartphones for both new and upgrading subscribers. An unusually large number of existing iPhone and BlackBerry subscribers became eligible for hardware upgrades during the second half of 2011. This, and the launch of Apple’s iPhone 4S, were the largest factors driving the year-over-year increase in expenses. Wireless views these costs as net present value positive investments in the acquisition and retention of higher ARPU subscribers, as these customers tend to be lower churning customers who subscribe to multi-year term contracts.

The modest year-over-year increase in operating expenses for 2011, compared to 2010, excluding retention spending discussed below, was driven by the growth in the Wireless subscriber base, which resulted in increased customer care costs due to the complexity of supporting more sophisticated devices and services, and increased

30    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

spending on advertising and promotion and data activations. These increases were predominately offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was flat year-over-year at $785 million in 2011, compared to $788 million in 2010, as a result of lower volumes of smartphones offset by a higher mix of smartphones, compared to 2010.

Wireless Adjusted Operating Profit

The 4% year-over-year decrease in adjusted operating profit and the 46.0% adjusted operating profit margin on network revenue (which excludes equipment sales revenue) for 2011 primarily reflects the increase in the total operating expenses, driven by the record high volume of smartphone sales and activations as discussed above, partially offset by the increase in network revenue.

Wireless Additions to Property, Plant and Equipment

Wireless additions to PP&E are classified into the following categories:

Years ended December 31, (In millions of dollars)	2011	2010	% Chg
Additions to PP&E
Capacity	$628	$446	41
Quality	250	284	(12)
Network – other	61	61	–
Information technology and other	253	146	73
Total additions to PP&E	$1,192	$937	27

Wireless PP&E additions for 2011 reflect spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the continued deployment of our LTE and HSPA+ networks. Quality-related additions to PP&E are associated with upgrades to the network to enable higher throughput speeds, in addition to improved network access associated activities such as site build programs and network sectorization work. Moreover, Quality includes test and monitoring equipment and operating support system activities. Investments in Network – other are associated with network reliability and renewal initiatives, infrastructure upgrades and new product platforms. Information technology and other wireless specific system initiatives include billing and back-office system upgrades, and other facilities and equipment spending.

The increase in Wireless PP&E additions for 2011 is largely due to investments to build out our LTE network across four of Canada’s top markets with services now available in Ottawa, Toronto, Montreal and Vancouver with expansion continuing into 2012. Information technology investments on our customer billing systems and platforms for new services contributed to the year-over-year increase as well.

CABLE

CABLE’S BUSINESS

Cable is one of Canada’s largest providers of cable television, high-speed Internet access and cable telephony services, and is also a facilities-based telecommunications alternative to the traditional telephone companies. Its business consists of the following three segments:

The Cable Operations segment had 2.3 million television subscribers at December 31, 2011, representing approximately 32% of cable television subscribers in Canada. At December 31, 2011, it provided digital cable services to approximately 1.8 million of its television subscribers and high-speed Internet service to approximately 1.8 million residential subscribers. Under the Rogers Home Phone brand, it provides local telephone and long-distance services to residential and small business customers and had over one million subscriber lines at December 31, 2011.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    31

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Rogers Business Solutions (“RBS”) segment of Cable offers local and long-distance telephone, enhanced voice and data networking services, and IP access to medium and large Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers and within Rogers. RBS is increasingly focusing its business segment sales efforts within the Company’s traditional cable television footprint, where it is able to provide and serve customers with voice and data telephony services over its own infrastructure.

The Video segment offers digital video disc (“DVD”) and video game sales and rentals, a business which we have been phasing out over the course of the past two years. In addition, management of Video, on behalf of Wireless and Cable, operates a retail distribution chain with approximately 360 stores at December 31, 2011, many of which provide customers with the ability to purchase all of Rogers’ products and services (wireless, cable television, Internet, and cable telephony), pay their Rogers bills, and pick up or return Rogers digital and Internet equipment.

Cable’s Products and Services

As at December 31, 2011, approximately 90% of Cable’s overall network and 100% of its network in Ontario had been upgraded to transmit 860 MHz of bandwidth. With essentially all of Cable’s network offering digital cable services, it has a richly featured and highly competitive video offering, which includes high-definition television (“HDTV”), on-demand programming including movies, television series and events available on a per-purchase basis or in some cases on a subscription basis, personal video recorders (“PVR”), time-shifted programming, as well as a significant line-up of digital specialty, multicultural and sports programming.

During 2010, Cable introduced Rogers On Demand Online, Canada’s most comprehensive online destination for primetime and specialty TV programming, movies, sports and web-only extras. This value-added service is offered to all Rogers customers across Canada, with Cable customers getting additional access to specialty content based on their cable subscription. In 2011, a transactional section was added to the service, allowing users to rent and stream new releases and library titles online on an a la carte basis. The service can be accessed via most Internet connected computers, tablets and smartphones.

Cable offers multiple tiers of Internet services, which are differentiated principally by bandwidth capabilities and monthly usage allowances.

Cable’s voice-over-cable telephony service, which is marketed under the Rogers Home Phone brand, has grown to over one million subscribers. Cable offers a variety of home phone packages coupled with competitive feature sets and long-distance plans.

Cable offers multi-product bundles at discounted rates, which allow customers to choose from among a range of Rogers’ cable television, Internet, voice-over-cable telephony and wireless products and services, subject to, in most cases, minimum purchase and term commitments.

During 2011, Rogers introduced and began offering an advanced real-time home monitoring and security service, which allows for remote access, monitoring and control from Internet connected computers and smartphones, as well as real time alerts and remote viewing. This service is marketed under the Rogers Smart Home Monitoring brand.

Cable’s Distribution

In addition to our 360 retail stores, Cable markets its services through an extensive network of third party retail locations across its network footprint. Rogers stores provide customers with a single direct retail channel featuring Rogers’ wireless and cable products and services. In addition to its own and third party retail locations, Cable markets its services and products through a variety of additional channels, including call centres, outbound telemarketing, field agents, direct mail, television advertising, its own direct sales force, exclusive and non-exclusive agents, as well as through business associations. Cable also offers products and services and customer service via our e-business website, rogers.com.

Cable’s Networks

Cable’s networks in the provinces of Ontario, New Brunswick, and Newfoundland and Labrador, with few exceptions, are interconnected to regional head-ends, where analog and digital channel line-ups are assembled for distribution to customers and Internet traffic is aggregated and routed to and from customers, by inter-city fibre-optic rings. The fibre-optic interconnections allow the majority of its cable systems to function as a single cable network. Cable’s two regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used across its cable systems.

Cable has highly-clustered and technologically advanced broadband cable networks in the provinces of Ontario, New Brunswick and Newfoundland and Labrador. Its Ontario cable systems, which encompass approximately 91% of its 2.3 million television subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada; and (iii) the Guelph to London corridor in southwestern Ontario. The New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of its cable systems and subscribers.

Cable’s technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each service region, are connected by an inter-city fibre-optic network carrying television, Internet, network control and monitoring and administrative traffic. The fibre-optic network is generally configured in rings that allow signals to flow in and out of each primary hub, or head-end, through two paths, providing protection from a fibre cut or other disruption. These high-capacity fibre-optic networks deliver high performance and reliability and generally have capacity for future growth in the form of dark fibres and unused optical wavelengths. Approximately 99% of the homes passed by Cable’s network are fed from primary hubs, or head-ends, which serve on average 90,000 homes each. The remaining 1% of the homes passed by the network are in smaller more rural systems in New Brunswick and Newfoundland and Labrador that are served by smaller non-fibre connected hubs.

32    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses high-bandwidth co-axial cable with two-way amplifiers to support on-demand television and Internet service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. Co-axial cable is a cost-effective, high-bandwidth and widely deployed means of carrying two-way digital television, broadband Internet and telephony services to residential subscribers.

On average, groups of 430 homes are served from each optical node in a cable architecture commonly referred to as fibre-to-the-feeder (“FTTF”). The FTTF plant provides bandwidth generally at 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. As additional downstream and/or upstream capacity is required, the number of homes served by each optical node is reduced in an engineering practice referred to as node-splitting. Fibre cable has been placed to permit a continuous reduction of the average node size by installing additional optical transceiver modules and optical transmitters and return receivers in the head-ends and primary hubs.

Cable believes that the 860 MHz FTTF architecture provides sufficient bandwidth to provide for television, data, telephony and other future services, high picture quality, advanced two-way capability and network reliability. This architecture also allows for the introduction of bandwidth optimization technologies, such as switched digital video (“SDV”) and MPEG4, and offers the ability to continue to expand service offerings on the existing infrastructure. SDV has been successfully deployed in almost all head-ends. In addition, Cable’s clustered network of cable systems served by regional head-ends facilitates its ability to rapidly introduce new services to large areas of subscribers simultaneously. In new construction projects in major urban areas, Cable is now deploying a cable network architecture commonly referred to as fibre-to-the-curb (“FTTC”). This architecture provides improved reliability and reduced maintenance due to fewer active network devices being deployed.

Cable’s voice-over-cable telephony services are offered over an advanced broadband IP multimedia network layer deployed across its cable service areas. This network platform provides for a scalable primary line quality digital voice-over-cable telephony service utilizing Packet Cable and Data Over Cable Service Interface Specification (“DOCSIS”) standards, including network redundancy as well as multi-hour network and customer premises backup powering.

Cable operates on behalf of Wireless and RBS (including the recently acquired Atria Networks LP), a North American transcontinental fibre-optic network extending over 38,000 route kilometres providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets for the exchange of data and voice traffic, also known as peering. In Canada, the network extends from Vancouver in the west to St. John’s in the east. The assets include local and regional fibre, transmission electronics and systems, hubs, points of presence (“POPs”), and switching infrastructure. Cable’s network extends into the U.S. from Vancouver south to Seattle in the west, from the Manitoba-Minnesota border, through Minneapolis, Milwaukee and Chicago in the mid-west and from Toronto through Buffalo and Montreal through Albany to New York City in the east. Cable has connected its North American network with Europe through international gateway switches in New York City.

Where Cable does not have its own local facilities directly to a business customer’s premises, the local service is provided under a third party wholesale arrangement.

CABLE’S STRATEGY

Cable seeks to maximize subscriber share, revenue, operating profit and return on invested capital by leveraging its technologically advanced cable networks and innovative products and services to meet the information, entertainment and communications needs of its residential and business customers. The key elements of the strategy are as follows:

•	Maintaining technologically advanced cable networks and systems clustered and interconnected in and around metropolitan areas;

•

Offering a wide selection of advanced and innovative information, entertainment and communications products and services over its broadband networks, such as the ongoing expansion of its HDTV, specialty and on-demand video services, increasingly faster broadband Internet speeds, and emerging opportunities for home monitoring and control;

•	Ongoing focus on enhanced customer experience through the quality and reliability of its innovative products, services and customer support programs;

•	Targeting its product and content development to the changing demographic trends within its service territory, such as products targeted to multicultural communities and small businesses;

•

Continuing to lead the development and expansion of the online content and entertainment experience with the continued expansion of its successful broadband video platform, Rogers On Demand Online, and through the evolution and enhancement of its set top box capabilities and user interface;

•	Continuing to deepen its presence and core connections in an increasing number of customer homes with anchor products such as broadband Internet, video and telephony; and

•	Focusing on driving deeper penetration of its on-net data and voice services into the small and medium-sized business segments within and contiguous to its cable footprint.

RECENT CABLE INDUSTRY TRENDS

Investment in Improved Cable Television Networks and Expanded Service Offerings

In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable, including fibre to the home and premises initiatives, and electronics in their respective networks and in the development of Internet, digital cable and voice-over-cable telephony services. These investments have enabled cable television companies to offer expanded packages of digital cable television services, including VOD and SVOD, pay television packages, PVR, HDTV programming,

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    33

MANAGEMENT’S DISCUSSION AND ANALYSIS

increasingly fast tiers of Internet services, and telephony services. These investments have enabled cable television companies to offer increased speed and quality of service in their expanded digital television packages, PVR, HDTV programming, higher speed Internet and telephony services.

Increased Competition from Alternative Broadcasting Distribution Undertakings

As fully described in the section entitled “Competition in our Businesses”, Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems.

Growth of Internet Protocol-Based Services

The availability of telephony over the Internet has become a direct competitor to Canadian cable television systems. Voice-over-Internet Protocol (“VoIP”) local services are being provided by non-facilities-based providers, such as Skype and Vonage, who market VoIP local services to the subscribers of local exchange carriers (“ILEC”), cable and other companies’ high-speed Internet services. In addition and as discussed below, certain television and movie content is increasingly becoming available over the Internet. Traditional TV viewing has been increasingly augmented by these and other emerging options available to consumers such as over-the-top television (such as Apple TV), online video offerings (such as Netflix) and Mobile TV.

In the enterprise market, there is a continuing shift to IP-based services, in particular from asynchronous transfer mode (“ATM”) and frame relay (two common legacy data networking technologies) to IP delivered through virtual private networking (“VPN”) services. This transition results in lower costs for both users and carriers.

Increasing Availability of Online Access to Cable TV Content

Cable and content providers in the U.S. and Canada continue to create platforms and portals which provide for online access to certain television content via broadband Internet connections instead of traditional cable television access. These platforms, including one launched in late 2009 by Cable called Rogers On Demand Online, generally provide authentication features, which control and limit access to content that is subscribed to at the user’s residence. The launch and development of these online content platforms are in the early stages and are subject to ongoing discussions between content providers and cable companies with respect to how access to televised and on-demand content is granted, controlled and monetized.

Facilities-Based Telephony Services Competitors

Competition has been ongoing for a number of years in the long-distance telephony service markets with the average price per minute continuing to decline year-over-year. Competition in the local telephone market also continues between Cable, ILECs and various VoIP providers.

CABLE OPERATING AND FINANCIAL RESULTS

For purposes of this discussion, revenue has been classified according to the following categories:

•	Cable, which includes revenue derived from:

•	analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties; and

•

digital cable service revenue, consisting of digital channel service fees, including premium and specialty service subscription fees, PPV service fees, VOD service fees, and revenue earned on the sale and rental of digital cable set-top terminals;

•	Internet, which includes monthly and additional use service revenues from residential and small business Internet access service and modem sale and rental fees;
•	Home Phone, which includes revenues from residential and small business local telephony service, calling features such as voice mail and call-waiting, and long-distance;

•	RBS, which includes telephony and data services revenue from enterprise and government customers, as well as the sale of these offerings on a wholesale basis to other telecommunications carriers; and

•	Video, which includes the sale and rental of DVDs and video games.

Cable’s operating expenses are segregated into the following categories for assessing business performance:

•	Cost of equipment sales, which is comprised of cable equipment costs; and
•

Other operating expenses, which include all other expenses incurred to operate the business on a day-to-day basis, service existing subscriber relationships, as well as attract new subscribers. These include:

•	merchandise for resale, such as Video store merchandise and depreciation of Video DVD and game rental assets;

•	employee salaries and benefits, such as remuneration, bonuses, pension, employee benefits and stock-based compensation; and

•	other external purchases, such as:

•	service costs, which includes the following:

•	the monthly contracted payments for the acquisition of programming paid directly to the programming suppliers, copyright collectives and the Canadian Programming Production Funds;

•	Internet interconnectivity and usage charges and the cost of operating Cable’s Internet service; and

•	Inter-carrier payments for interconnection to the local access and long-distance carriers related to cable and circuit-switched telephony service;

•	sales and marketing related expenses, which represent the costs to acquire new subscribers, including advertising and promotion, and commissions paid to third parties; and

•	operating, general and administrative related expenses, which includes the following:

•	technical service expenses, which include the costs of operating and maintaining cable networks as well as certain customer service activities, such as installations and repair;

•	customer care expenses, which include the costs associated with customer order-taking and billing inquiries;

•	community television expenses, which consist of the costs to operate a series of local community-based television stations per regulatory requirements in Cable’s licenced systems;

•	expenses related to the corporate management of Video; and

•	facility costs and other general and administrative expenses.

In the cable industry in Canada, the demand for services, particularly Internet, digital television and cable telephony services, continues to grow and the variable costs associated with this growth, such as the cost of content, commissions for subscriber activations, as well as the fixed costs of acquiring new subscribers, are material. As such, fluctuations in the number of activations of new subscribers from period-to-period result in fluctuations in sales, marketing, cost of sales and field services expenses.

34    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Summarized Cable Financial Results

Years ended December 31, (In millions of dollars, except margin)	2011(1)	2010(1)	% Chg
Operating revenue
Cable Operations(2)	$3,309	$3,190	4
RBS	405	452	(10)
Video	82	143	(43)
Total operating revenue	3,796	3,785	–

Adjusted operating profit (loss) before the undernoted
Cable Operations(2)	1,549	1,419	9
RBS	86	40	115
Video	(23)	(33)	(30)
Adjusted operating profit(3)	1,612	1,426	13
Stock-based compensation expense(4)	(9)	(7)	29
Settlement of pension obligations(5)	(5)	–	n/m
Integration, restructuring and acquisition expenses(6)	(39)	(23)	70
Other items, net(7)	–	(5)	n/m
Operating profit(3)	$1,559	$1,391	12

Adjusted operating profit (loss) margin(3)
Cable Operations(2)	46.8%	44.5%
RBS	21.2%	8.8%
Video	(28.0% )	(23.1% )
Additions to PP&E(3)
Cable Operations(2)	$748	$611	22
RBS	55	38	45
Video	–	13	n/m
Total additions to PP&E	$803	$662	21

(1)

The operating results of Kincardine Cable T.V. Ltd. (“Kincardine”) and Compton Cable T.V. Ltd. (“Compton”) are included in the Cable Operations results of operations from the dates of acquisition on July 30, 2010 and February 28, 2011, respectively. The operating results of Blink Communications Inc. (“Blink”) and Atria Networks LP (“Atria”) are included in the RBS results of operations from the dates of acquisition on January 29, 2010 and January 4, 2011, respectively.

(2)	Cable Operations segment includes Cable Television services, Internet services and Home Phone services.
(3)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(4)	See the section entitled “Stock-based Compensation”.
(5)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(6)

Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and outsourcing of certain functions; (ii) acquisition transaction costs incurred and the integration of acquired businesses; and (iii) the closure of certain Video stores and lease exit costs.

(7)	Relates to the resolution of obligations and accruals relating to prior periods.

Cable Operating Highlights for the Year Ended December 31, 2011

•	Cable grew high-speed Internet subscribers by 83,000, cable telephony lines by 45,000 and digital cable households by 39,000.

•

Cable’s Internet subscriber base continued to grow during the year and penetration is approximately 48% of the homes passed by our cable networks and 78% of our television subscriber base. In addition, digital penetration now represents approximately 77% of television households.

•	Digital cable subscribers increased 3% from December 31, 2010 to December 31, 2011, to approximately 1.8 million.
•

The cable residential telephony subscriber base continued to grow ending the year with just over 1 million residential voice-over-cable telephony lines, which brings the total penetration of cable telephony lines to 46% of television subscribers at December 31, 2011.

•

Cable deployed its popular SpeedBoost technology for high-speed Internet subscribers which detects available bandwidth on the network and automatically delivers a temporary burst of speed for the first 10 MB of a download or stream which loads content faster and delivers a superior online experience.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    35

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Cable closed the acquisition of Atria Networks, one of Ontario’s largest fibre-optic networks, which augments Rogers Business Solutions’ enterprise offerings by further enhancing its ability to deliver on-net data centric services within and adjacent to Cable’s footprint.

•

Cable launched the Small Business Specialist program which is an innovative Canada-wide initiative that gives small business owners direct access to in-store trained specialists at 157 retail locations across Canada who can expertly and efficiently advise them on all of their business communications solutions needs.

•

Cable introduced Remote TV Manager, which enables Cable’s digital TV subscribers in Ontario to have the freedom and flexibility to search TV programming and manage PVR recordings online from anywhere with their computers, tablets and smartphones.

•	Rogers launched a set of advanced real-time home monitoring, control, security, viewing and alerts from computers and smartphones through its Smart Home Monitoring offering.

See the following segment discussions for a detailed discussion of operating results.

CABLE OPERATIONS

Summarized Financial Results

Years ended December 31, (In millions of dollars, except margin)	2011(1)	2010(1)	% Chg
Operating revenue
Cable Television	$1,904	$1,835	4
Internet	927	848	9
Home Phone	478	507	(6)
Total Cable Operations operating revenue	3,309	3,190	4

Operating expenses before the undernoted
Cost of equipment sales	29	41	(29)
Other operating expenses	1,731	1,730	–
	1,760	1,771	(1)
Adjusted operating profit(2)	1,549	1,419	9
Stock-based compensation expense(3)	(9)	(7)	29
Settlement of pension obligations(4)	(4)	–	n/m
Integration, restructuring and acquisition expenses(5)	(8)	(3)	167
Other items, net(6)	–	(7)	n/m
Operating profit(2)	$1,528	$1,402	9
Adjusted operating profit margin(2)	46.8%	44.5%

(1)	The operating results of Kincardine and Compton are included in the Cable Operations results of operations from the dates of acquisition on July 30, 2010 and February 28, 2011, respectively.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(3)	See the section entitled “Stock-based Compensation”.
(4)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(5)	Costs incurred relate to severance costs resulting from the targeted restructuring of our employee base and outsourcing of certain functions.
(6)	Relates to the resolution of obligations and accruals relating to prior periods.

36    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Summarized Subscriber Results

Years ended December 31, (Subscriber statistics in thousands)	2011	2010	Chg
Cable homes passed(1)	3,754	3,708	46

Television
Net additions (losses)	(14)	4	(18)
Total television subscribers(1)	2,297	2,305	(8)

Digital Cable
Households, net additions	39	67	(28)
Total digital cable households(1)	1,777	1,733	44

Cable high-speed Internet
Net additions(2)	83	64	19
Total cable high-speed Internet subscribers(1)(2)	1,793	1,686	107

Cable telephony lines
Net additions and migrations	45	66	(21)
Total cable telephony lines(1)	1,052	1,003	49

Total cable service units(3)
Net additions	114	134	(20)
Total cable service units	5,142	4,994	148

Circuit-switched lines
Net losses and migrations to cable telephony platform	(12)	(48)	36
Total circuit-switched lines(4)	–	46	(46)

(1)

On February 28, 2011, we acquired 6,000 television subscribers, 5,000 digital cable households, 4,000 cable high-speed Internet subscribers and 4,000 cable telephony lines from our acquisition of Compton. These subscribers are not included in net additions, but are included in the ending total balance for 2011. In addition, the acquisition resulted in an increase in cable homes passed of 9,000.

(2)

Effective April 1, 2011, approximately 20,000 wholesale cable Internet subscribers which were previously included in RBS are now included in Cable. The transfer of these 20,000 subscribers was recorded as an adjustment to the total subscriber base for 2011. Incremental subscriber activity for this base is included in net additions for 2011.

(3)	Total cable service units are comprised of television subscribers, cable high-speed Internet subscribers and cable telephony lines.
(4)

During 2011, approximately 34,000 circuit-switched lines were migrated to third-party resellers, with the exception of approximately 3,000 which were migrated to RBS in the first quarter of 2011. These migrations are not included in net losses and migrations, but are included in the ending total balance for 2011.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cable Television Revenue

The increase in Cable Television revenue for 2011, compared to 2010, reflects the continuing increase in penetration of our digital cable product offerings and pricing changes. The increase in the year-over-year growth rate of Cable Television revenue from 2010 to 2011 partially reflects the timing of annual pricing changes, which took place in July 2010 and March 2011, combined with the cumulative effect of targeted bundling and retention initiatives to transition portions of the subscriber base to term contracts and a lower number of subsidized digital box sales.

The digital cable subscriber base grew by 3% and represented 77% of television households passed by our cable networks as at December 31, 2011, compared to 75% as at December 31, 2010. Increased demand from subscribers for the larger selection of digital content, video on-demand, HDTV and PVR equipment continues to contribute to the growth in the digital subscriber base and cable television revenue.

Cable expects to begin a substantial conversion of the remaining analog cable customers onto its digital cable platform during 2012 and 2013. This migration will enable the reclamation of significant amounts of network capacity as well as reduce network operating and maintenance costs going forward. The migration will entail incremental PP&E and operating costs as each of the remaining analog homes are fitted with digital converters and various analog filtering equipment is removed.

Cable Internet Revenue

The year-over-year increase in Internet revenue for 2011 primarily reflects the increase in the Internet subscriber base, combined with Internet services price changes made over the previous twelve months. Also impacting the increase is the timing and mix of promotional programs and a general movement by subscribers towards higher end tiers and a modest increase in revenue from additional usage.

With the high-speed Internet customer-base at approximately 1.8 million subscribers, Internet penetration is approximately 48% of the homes passed by our cable networks and 78% of our television subscriber base, as at December 31, 2011.

Home Phone Revenue

The year-over-year decrease in Home Phone revenue for 2011 reflects the declines in revenue associated with the legacy circuit-switched telephony base that Cable has divested over the past five quarters. The decline was partially offset by the increase in the cable telephony customer base combined with price changes in March 2011.

Home Phone revenue decreased year-over-year as a result of the ongoing decline of the legacy circuit-switched telephony base, partially offset by the growth in cable telephony lines of approximately 5% for 2011. The decline of the legacy circuit-switched telephony base included approximately 34,000 subscribers which were migrated to a third party reseller during 2011, per the sale agreement entered into during the third quarter of 2010, as discussed below. The lower net additions of cable telephony lines in 2011 versus 2010 were the result of lower sales activity as campaigns were less aggressive compared to the prior year.

Cable telephony lines in service grew 5% from December 31, 2010 to December 31, 2011. At December 31, 2011, cable telephony lines represented 28% of the homes passed by our cable networks and 46% of television subscribers.

Cable continues to focus principally on growing its on-net cable telephony line base. Therefore, it continues its strategy to de-emphasize the off-net circuit-switched telephony business where services cannot be provisioned fully over Rogers’ own network facilities. During the third quarter of 2010, Cable announced that it was divesting most of the assets related to the remaining circuit-switched telephony operations. Under this arrangement, most of its co-location sites and related equipment were sold. In addition, the sale involved residential circuit-switched lines, with the customers served by these facilities being migrated from Cable Operations to a third party reseller. During 2011, approximately 34,000 of these subscribers were migrated to third-party resellers. For the year ended December 31, 2011 the revenue reported by Cable Operations associated with the residential circuit-switched telephony business being divested totalled approximately $15 million.

38    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Excluding the impact of the declining circuit-switched telephony business that Cable has divested this year, the year-over-year revenue growth for Home Phone and Cable Operations for 2011 would have been 4% and 5%, respectively.

Cable Operations Operating Expenses

Cable Operations’ operating expenses for 2011 were flat compared to 2010, due to cost reductions and efficiency initiatives across various functions. Cable Operations continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth and cost changes described above. As a result, Cable Operations’ adjusted operating profit margins increased to 46.8% for 2011, compared to 44.5% for 2010.

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

Years ended December 31, (In millions of dollars, except margin)	2011(1)	2010(1)	% Chg
Operating revenue	$405	$452	(10)
Operating expenses before the undernoted	319	412	(23)
Adjusted operating profit(2)	86	40	115
Settlement of pension obligations(3)	(1)	–	n/m
Integration, restructuring and acquisition expenses(4)	(17)	(13)	31
Operating profit(2)	$68	$27	152
Adjusted operating profit margin(2)	21.2%	8.8%

(1)	The operating results of Blink and Atria are included in the RBS results of operations from the dates of acquisition on January 29, 2010 and January 4, 2011, respectively.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(3)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(4)

Costs relate to (i) severance costs resulting from the targeted restructuring of our employee base and outsourcing of certain functions; (ii) acquisition transaction costs incurred and the integration of acquired businesses; and (iii) lease exit costs.

Summarized Subscriber Results

Years ended December 31, (Subscriber statistics in thousands)	2011	2010	Chg
Local line equivalents(1)
Total local line equivalents	109	146	(37)

Broadband data circuits(2)(3)
Total broadband data circuits	32	42	(10)

(1)

Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each. The amount includes approximately 3,000 circuit-switched lines which were migrated from Cable Operations to RBS during 2011.

(2)

Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3. Effective April 1, 2011, approximately 20,000 circuits which were previously included in RBS are now included in Cable. These subscribers were removed from the ending balance for 2011.

(3)	On January 4, 2011, RBS acquired approximately 4,000 broadband data circuits from its acquisition of Atria, and these are reflected in the total amounts shown.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    39

MANAGEMENT’S DISCUSSION AND ANALYSIS

RBS Revenue

The decrease in RBS revenue for the year ended December 31, 2011, primarily reflects the planned decline in certain categories of the lower margin off-net legacy business, partially offset by growth in the next generation IP and other on-net services. RBS’ focus is primarily on IP-based services and increasingly on leveraging higher margin on-net and near-net revenue opportunities utilizing both the acquired Atria and Blink networks and Cable’s existing network facilities to expand offerings to the medium-sized enterprise, public sector and carrier markets. The lower margin off-net legacy business, which includes long-distance, local and certain legacy data services, continues to decline and is down 32% year-to-date. In comparison, the higher margin next generation business is up 11%. For the year ended December 31, 2011, the acquisition of Atria contributed revenue of $72 million.

RBS Operating Expenses

Operating expenses decreased for the year ended December 31, 2011 compared to the corresponding period in 2010. This reflects a planned decrease in the legacy service related costs due to lower volumes and subscriber levels, permanent cost reductions resulting from a 2010 restructuring of the employee base, lower sales within certain customer segments, and operating efficiencies stemming from the integration of Blink and Atria.

RBS Adjusted Operating Profit

The year-over-year growth in adjusted operating profit reflects the acquisition of the higher margin Atria and Blink on-net data businesses and RBS’ focus on growing its on-net next generation data revenue. This strategic shift has more than offset the planned declines in the lower margin legacy voice and data services. Cost reductions and efficiency initiatives across various functions have also contributed to higher operating profit margins in the quarter. For the year ended December 31, 2011, the acquisition of Atria contributed adjusted operating profit of $43 million, contributing to the growth of the next generation services market, including data and Internet.

VIDEO

Summarized Financial Results

Years ended December 31, (In millions of dollars, except margin)	2011	2010	% Chg
Operating revenue	$82	$143	(43)
Operating expenses before the undernoted	105	176	(40)
Adjusted operating loss(1)	(23)	(33)	(30)
Integration, restructuring and acquisition expenses(2)	(14)	(7)	100
Other items, net(3)	–	2	n/m
Operating loss(1)	$(37)	$(38)	(3)
Adjusted operating loss margin(1)	(28.0% )	(23.1% )

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(2)	Costs relate to (i) severance costs resulting from the targeted restructuring of our employee base and (ii) the closure of certain Video stores.
(3)	Relates to the resolution of accruals relating to prior periods.

Video Revenue

The results of the Video segment include our video and game sale and rental business which has been, and continues to be, restructured and downsized coinciding with the declining market opportunity. The decrease in Video revenue for 2011, compared to 2010, was the result of a continued decline in video rental and sales activity and the reduction of nearly 20% in the number of store locations since the start of 2010.

Our initiative is to more deeply integrate our wireless, cable and video rental distribution channels to better respond to changing customer needs and preferences. As a result of the declining market opportunity and the integration of our wireless and cable businesses, certain facilities and stores associated principally with the Video rental business have been, and will continue to be, closed.

Video Adjusted Operating Loss

The adjusted operating loss at Video decreased for 2011, compared to 2010, reflecting the changes and trends noted above.

CABLE ACQUISITIONS

Acquisition of Atria Networks LP

On January 4, 2011, Cable closed an agreement to purchase a 100% interest in Atria for cash consideration of $426 million. Atria, based in Kitchener, Ontario, owns and operates one of the largest fibre-optic networks in Ontario, delivering premier business Internet and data services. The acquisition will augment RBS’ small business and medium-sized business offerings by enhancing its ability to deliver on-net data centric services within and adjacent to Cable’s footprint. The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of ours effective January 4, 2011.

Acquisition of Compton Cable T.V. Ltd.

On February 28, 2011, Cable closed an agreement to acquire the assets of Compton for cash consideration of $40 million. Compton provides cable television, Internet and telephony services in Port Perry, Ontario and the surrounding area. The acquisition was made to enter into the Port Perry, Ontario market and is adjacent to the existing Cable footprint. The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of ours effective February 28, 2011.

40    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Cable Additions to Property, Plant and Equipment

Cable additions to PP&E are classified into the following categories:

Years ended December 31, (In millions of dollars)	2011	2010	% Chg
Additions to PP&E
Customer premise equipment	$225	$234	(4)
Scalable infrastructure	267	201	33
Line extensions	47	43	9
Upgrades and rebuild	13	20	(35)
Support capital	196	113	73
Total Cable Operations	748	611	22
RBS	55	38	45
Video	–	13	n/m
Total additions to PP&E	$803	$662	21

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and that facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;

•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrades and rebuild, which includes the costs to modify or replace existing co-axial cable, fibre-optic equipment and network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Additions to Cable PP&E include continued investments in the cable network to continue to enhance the customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and on-demand services to be added.

The increase in Cable Operations PP&E for 2011, resulted from higher scalable infrastructure and support capital expenditures due to projects associated with quality related investments on IPv6 compliance initiatives, timing of spend on infrastructure projects and development work on new video platform capabilities. Support capital investments that contributed to the increase relate to customer billing systems and platforms for new services. Lower investments in set top boxes due to lower subscriber activity and lower unit pricing contributed to the decrease in Customer premise equipment for 2011.

The increase in RBS PP&E additions for 2011 reflects increased activity and timing of expenditures on customer networks and support capital.

MEDIA

MEDIA’S BUSINESS

Media operates our television and radio broadcasting assets, consumer and trade publications, nationally-televised home shopping service and Sports Entertainment. Media is also focused on the explosive growth in digital properties and has invested significantly in infrastructure and people to grow our digital operations by producing and acquiring content for our on-line and mobile platforms, selling advertising on behalf of other digital content providers and operating e-commerce businesses.

Media’s broadcasting group (“Broadcasting”) comprises 55 radio stations across Canada; the multicultural OMNI broadcast television stations; the five-station Citytv broadcast television network; specialty sports television services including Sportsnet, Sportsnet ONE and Sportsnet World; other specialty services including Outdoor Life Network, The Biography Channel (Canada), FX (Canada), G4 Canada, and CityNews Channel; and The Shopping Channel, Canada’s only nationally televised shopping service. Broadcasting also owns 50% of Dome Productions, Canada’s leader in HD mobile sports and events production and distribution services.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Media’s publishing group produces 54 consumer, trade and professional publications.

Media’s digital group provides digital advertising solutions to over 1,000 websites.

Media’s sports entertainment group (“Sports Entertainment”) owns the Toronto Blue Jays, a Major League Baseball (“MLB”) club, and the Rogers Centre sports and entertainment venue.

MEDIA’S STRATEGY

Media seeks to maximize revenues, operating profit and return on invested capital across its portfolio of businesses. Media’s strategies to achieve this objective include:

•	Continuing to leverage our strong media brands and content across multiple platforms to offer advertising clients more comprehensive audience solutions and reach;

•

Driving revenue share increases by continually improving audience ratings in key demographics on conventional, sports and specialty channels and on digital platforms by securing the rights to, and promoting, premium and exclusive content;

•	Working with Wireless and Cable to provide exclusive and premium content to our customers over advanced network and distribution platforms and in association with the Rogers brand;

•	Growing and building audiences by focusing on producing unique and quality content on our radio, TV, publishing and digital properties;

•	Continuing to invest in technology and new digital experiences to capture the migration of audiences to digital platforms; and

•	Enhancing the Sports Entertainment fan experience by continuing to invest in the Blue Jays and in upgrades to the Rogers Centre.

RECENT MEDIA INDUSTRY TRENDS

Migration to Digital Media

The media landscape continues to evolve driven by the following major forces impacting audience and advertiser behaviour:

•	Digitization and delivery of content;

•	Increased availability of high-speed broadband networks;

•	The proliferation of international and Canadian content available to Canadian consumers has significantly fragmented audiences;

•	The explosion of easily available free and pirated content has challenged the monetization of content;

•	Marketers searching for higher-ROI media vehicles; and

•	The availability and lower costs of social media marketing tools.

The impact of the foregoing is that audiences are shifting a portion of their time and attention from traditional broadcast and print to digital properties. As a result, advertisers are following this trend by shifting a portion of their spending from traditional to digital media formats.

Consolidation and Ownership of Industry Competitors

Ownership of Canadian radio and TV stations has consolidated through several large acquisitions in the sector by other media and telecommunications companies. This has resulted in the Canadian media sector being composed of fewer owners but larger competitors with more financial resources to compete in the media marketplace which is driving up content costs.

MEDIA OPERATING AND FINANCIAL RESULTS

Media’s revenues primarily consist of:

•	Advertising revenues;

•	Circulation revenues;

•	Subscription revenues;

•	Retail product sales; and

•	Ticket sales, receipts of MLB revenue sharing and concession sales associated with Rogers Sports Entertainment.

Media’s operating expenses consist of:

•	Merchandise for resale, which is primarily comprised of the cost of retail products sold by The Shopping Channel;

•	Other operating expenses, which include all other expenses incurred to operate the business on a day-to-day basis. These include:

•	employee salaries and benefits, such as remuneration, bonuses, pension, employee benefits, stock-based compensation and Blue Jays player salaries; and

•

other external purchases, such as sales and marketing related expenses, and operating, general and administrative related expenses, which include programming costs, printing and production costs, circulation expenses, and other back-office support functions.

42    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Summarized Media Financial Results

Years ended December 31, (In millions of dollars, except margin)	2011(1)	2010(1)	% Chg
Operating revenue	$1,611	$1,461	10
Operating expenses before the undernoted	1,431	1,330	8
Adjusted operating profit(2)	180	131	37
Stock-based compensation expense(3)	(9)	(10)	(10)
Settlement of pension obligations(4)	(3)	–	n/m
Integration, restructuring and acquisition expenses(5)	(14)	(12)	17
Other items, net(6)	–	(4)	n/m
Operating profit(2)	$154	$105	47

Adjusted operating profit margin(2)	11.2%	9.0%
Additions to PP&E(2)	$61	$38	61

(1)

The operating results of BV! Media Inc. (“BV Media”), BOUNCE, and BOB-FM are included in Media’s results of operations from the dates of acquisition on October 1, 2010, January 31, 2011 and January 31, 2011, respectively.

(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(3)	See the section entitled “Stock-based Compensation”.
(4)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(5)	Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and (ii) acquisition transaction costs incurred and the integration of acquired businesses.
(6)	Relates to the resolution of obligations and accruals relating to prior periods.

Media Operating Highlights for the Year Ended December 31, 2011

•	Media revenue increased by 10% from 2010 while adjusted operating profit increased by 37% during the same period, with margins for the year at 11.2%.

•

Rogers Sportsnet and Tennis Canada announced a multi-year agreement to broadcast the Rogers Cup that will also allow Sportsnet to broadcast over 20 top tier ATP World Tour Tournaments. Sportsnet also announced a multi-year agreement to broadcast highly popular Ultimate Fighting Championship (“UFC”) events in Canada.

•	Media launched its CityNews Channel, a new 24-hour, interactive, local news channel in Toronto leveraging trusted news brands Citytv, 680News and Maclean’s.

•

Media launched its reality TV competition series “Canada’s Got Talent” and its new Sportsnet Magazine, Canada’s first national biweekly sports magazine, leveraging the Rogers Sportsnet franchise and brand to connect readers with the premier source for sports features and opinion.

•	FX (Canada) digital cable channel was launched, which delivers acclaimed programming including FX original series and movies together with original Canadian programming.

•

Media acquired the remaining shares in Setanta Sports which it did not already own and relaunched the Setanta Sports service as Sportsnet World, providing Canadians with the world’s top international sports events including professional soccer, rugby and cricket.

•	Media launched RDeals, a new e-mail and Internet based daily deal offering that delivers local and national deals to Canadians with significant discounts off original prices.

Media Revenue

The increase in Media’s revenue in 2011, compared to 2010, reflects the result of our continued investments in prime time TV programming, increased baseball attendance, new subscriber fees generated from Sportsnet ONE and increased advertising sales, which resulted in revenue increases at Radio, Sportsnet, Television, Sports Entertainment, and Digital Media. This was partially offset by a decline in Publishing, primarily due to the disposition of a portion of the trade publication portfolio, and relatively flat year-over-year sales at The Shopping Channel.

Media Operating Expenses

Media’s operating costs increased 8% in 2011, compared to 2010. The increased costs are primarily due to planned increases in programming costs at Sportsnet and Television, the acquisition of BV Media and 2 radio stations, partially offset by the disposition of a portion of the trade publication portfolio and a focus on cost management.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Media Adjusted Operating Profit

The increase in Media’s adjusted operating profit for 2011, compared to 2010, primarily reflects the revenue and expense changes discussed above.

MEDIA ACQUISITIONS

Acquisition of Residual Interest in Setanta Sports

On June 8, 2011, we acquired the remaining 47% of Setanta Sports that we did not already own for cash consideration of $11 million. Setanta, now known as Sportsnet World, offers subscribers access to the world’s top international sports events including professional soccer, rugby and cricket.

Acquisition of Radio Stations

On January 31, 2011, we acquired the assets of Edmonton, Alberta FM radio station BOUNCE (CHBN-FM) to strengthen our presence in this market.

On January 31, 2011, we acquired the assets of London, Ontario FM radio station BOB-FM (CHST-FM). This acquisition of BOB-FM, which is a continual ratings leader, represents our entry into the London, Ontario market.

Media Additions to PP&E

Media’s PP&E additions increased during 2011 primarily due to television broadcast equipment additions related to the CRTC mandated digital transition and planned infrastructure upgrades.

CORPORATE

CORPORATE DEVELOPMENTS

Investment in Maple Leaf Sports & Entertainment

On December 9, 2011, we announced that, along with Bell Canada, we are jointly acquiring a net 75 percent stake in MLSE being sold by the Ontario Teachers’ Pension Plan. MLSE is Canada’s preeminent leader in delivering top quality sports and entertainment experiences to fans. MLSE operates the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, MLS’s Toronto FC, and the AHL’s Toronto Marlies, along with three television networks: Leafs TV, NBA TV Canada, and GOL TV Canada. Rogers’ net cash commitment, following a planned leverage recapitalization of MLSE, will total approximately $533 million, representing a 37.5 percent equity interest in MLSE and will be funded with currently available liquidity. The transaction is expected to close in mid-2012 and is subject to regulatory and league approvals.

Rogers Bank

In 2011, we applied for a license to operate a bank under the federal Bank Act. The bank, to be called Rogers Bank, will primarily focus on credit, payment and charge card services. The licence is being reviewed by the Office of the Superintendent of Financial Institutions Canada (“OSFI”) and is pending approval.

Corporate Additions to PP&E

The corporate additions to PP&E included $71 million for 2011 and $197 million for 2010, both of which related to spending on an enterprise-wide billing and business support system initiative.

44    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under IFRS to the non-GAAP measures operating profit and adjusted operating profit for the year. See the section entitled “Supplementary

Information: Non-GAAP Calculations” for a full reconciliation to adjusted operating profit, adjusted net income and adjusted earnings per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 4 to the 2011 Audited Consolidated Financial Statements entitled “Segmented Information”.

Years ended December 31, (In millions of dollars)	2011	2010	% Chg
Net income	$1,563	$1,502	4
Income tax expense	535	612	(13)
Other income(1)	(8)	(1)	n/m
Finance costs:
Interest on long-term debt	668	669	–
Loss on repayment of long-term debt	99	87	14
Foreign exchange loss (gain)	6	(20)	n/m
Change in fair value of derivative instruments	(14)	22	n/m
Capitalized interest	(29)	(3)	n/m
Amortization of deferred transaction costs	8	13	(38)
Operating income	2,828	2,881	(2)
Impairment of assets	–	11	n/m
Depreciation and amortization	1,743	1,639	6
Operating profit	4,571	4,531	1
Stock-based compensation expense	64	50	28
Settlement of pension obligations	11	–	n/m
Integration, restructuring and acquisition expenses	70	40	75
Other items, net	–	14	n/m
Adjusted operating profit	$4,716	$4,635	2

(1)	Other income includes share of the income in associates and joint ventures accounted for using the equity method, net of tax.

Net Income

The $61 million increase in net income compared to the prior year is primarily due to the growth in adjusted operating profit of $81 million and a $77 million decline in income tax expenses, partially offset by an increase in foreign exchange loss of $26 million and an increase in loss on repayment of long-term debt of $12 million.

Income Tax Expense

Our effective income tax rate for 2011 and 2010 was 25.5% and 28.9%, respectively. The 2011 effective income tax rate was less than the 2011 statutory income tax rate of 28.0% primarily due to an income tax recovery of $59 million resulting from the effect of tax rate changes.

The 2010 effective income tax rate was less than the 2010 statutory income tax rate of 30.5% primarily due to an income tax recovery of $69 million resulting from the effect of tax rate changes. In March 2010, the federal budget introduced proposed changes that impact the tax deductibility of cash-settled stock options. The proposed legislative changes were substantively enacted in December 2010. As a result, in the year ended December 31, 2010, we recorded a one-time income tax charge of $40 million to reduce deferred tax assets previously recognized with respect to our stock option related liabilities.

For the year ended December 31, 2011, our income taxes paid were $99 million, compared to $152 million for the year ended December 31, 2010. With respect to cash income tax payments as opposed to accounting income tax expense, we expect to utilize substantially all of our remaining non-capital income tax loss carryforwards in 2012. As a result of the utilization of our non-capital income tax loss carryforwards as well as of legislation eliminating the deferral of partnership income that was substantially enacted on October 4, 2011, we estimate our cash income tax payments will increase significantly in 2012 from the $99 million we paid in 2011 as detailed in the section of this MD&A entitled “2012 Financial Guidance”. While both of these items impact the timing of cash taxes, neither are expected to have a material impact to our income tax expense for accounting purposes.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

Years ended December 31, (In millions of dollars)	2011	2010
Statutory income tax rate	28.0%	30.5%

Income before income taxes	$2,098	$2,114

Computed income tax expense	$587	$645
Increase (decrease) in income taxes resulting from:
Effect of tax rate changes	(59)	(69)
Recognition of previously unrecognized deferred tax assets	(12)	(5)
Stock-based compensation	4	40
Other items	15	1
Income tax expense	$535	$612
Effective income tax rate	25.5%	28.9%

Other Income

Other income of $8 million in 2011 was primarily associated with investment income and expenses from certain of our investments, compared to income of $1 million in 2010.

Interest on Long-Term Debt

The $1 million decrease in interest expense during 2011, compared to 2010, reflects the decrease in the weighted-average interest rate on long-term debt at December 31, 2011 compared to December 31, 2010, substantially offset by an increase in the principal amount of long-term debt through December 31, 2011, compared to December 31, 2010, including the impact of cross-currency interest exchange agreements (“Debt Derivatives”). The change in principal and weighted-average interest rate primarily reflects the re-financing activities completed in the first quarter of 2011. See the section entitled “Liquidity and Capital Resources”.

Loss on Repayment of Long-Term Debt

During 2011, we recorded a loss of repayment of long-term debt of $99 million, comprised of aggregate redemption premiums of $76 million related to the redemption of two public debt issues, a net loss on the termination of the related Debt Derivatives of $22 million, and a write-off of deferred transaction costs of $2 million, partially offset by a gain of $1 million relating to the non-cash write-down of the fair value increment of long-term debt. (See the section entitled “Debt Redemptions and Termination of Derivatives”).

Foreign Exchange Loss (Gain)

During 2011, the Canadian dollar weakened by 2.2 cents versus the U.S. dollar resulting in a foreign exchange loss of $6 million, primarily related to our US$350 million of Senior Notes due 2038 for which the associated Debt Derivatives have not been designated as hedges for accounting purposes. Much of this foreign exchange loss is offset by the coincident change in the fair value of our Derivative instruments as discussed below. During 2010, the Canadian dollar strengthened by 5.6 cents versus the U.S. dollar, resulting in a foreign exchange gain of $20 million, primarily related to our US$350 million of Senior Notes due 2038 for which the associated Debt Derivatives have not been designated as hedges for accounting purposes.

Change in Fair Value of Derivative Instruments

In 2011, the change in fair value of the derivative instruments was the result of the $14 million (2010 – $22 million) non-cash change in the fair value of the Debt Derivatives hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes. This change in fair value of the Debt Derivatives was primarily caused by the Canadian dollar’s weakening by 2.2 cents in 2011 (2010 – strengthening by 5.6 cents) versus the U.S. dollar. We have measured the fair value of our Debt Derivatives using an estimated credit-adjusted mark-to-market valuation. Much of this change in the fair value of our derivative instruments is offset by the foreign exchange loss discussed above. For the impact, refer to the section entitled “Mark-to-Market Value of Derivatives”.

Operating Income

The decrease in our operating income compared to the prior year is due to the increase in operating expenses of $205 million, an increase in depreciation and amortization of $104 million, as well as an increase in stock-based compensation expense, settlement of pension obligations, integration, restructuring and acquisition expenses and other items of $41 million, partially offset by an increase in revenue of $286 million and a decrease in impairment of assets of $11 million. See the detailed discussion on respective segment results included in this section entitled “Segment Review” above.

Impairment of Assets

There was no impairment of assets charge for 2011. During 2010, we determined that the fair values of certain of Media’s radio stations were lower than their carrying value and we recorded a non-cash impairment charge of $11 million, primarily resulting from the weakening of advertising revenues in local markets.

Depreciation and Amortization Expense

The year-over-year increase in depreciation and amortization expense was due to certain IT and network assets brought to use in 2011, compared to 2010, and an increase in amortization of intangible assets resulting from acquisitions over the past year.

Stock-based Compensation

Our employee stock option plans attach cash-settled share appreciation rights (“SARs”) to all new and previously granted options. The SAR feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, instead of exercising the option and acquiring Class B Non-Voting shares. All outstanding stock options are classified as liabilities and are carried at their fair value, as adjusted for vesting, measured as using option pricing models. The liability is marked-to-market each period and is amortized to expense using a graded vesting approach over the period in which the related services are rendered or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

46    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

The liability for stock-based compensation expense is recorded based on the fair value of the options, as described above. The expense each period is impacted by the change in the price of RCI’s Class B Non-Voting shares during the life of the option. At December 31, 2011, we had a liability of $194 million (2010 – $180 million) related to stock-based compensation recorded at its fair value, including stock options, restricted share units and deferred share units. In the year ended December 31, 2011, $45 million (2010 – $58 million) was paid to holders of stock options, restricted share units and deferred share units upon exercise using the SAR feature.

A summary of stock-based compensation expense is as follows:

Years ended December 31, (In millions of dollars)	2011	2010
Wireless	$10	$12
Cable	9	7
Media	9	10
Corporate	36	21
	$64	$50

Settlement of Pension Obligations

During 2011, we incurred a non-cash loss from the settlement of pension obligations of approximately $11 million resulting from a lump-sum contribution of approximately $18 million to our pension plans, following which the pension plans purchased approximately $68 million of annuities from insurance companies for all employees who had retired between January 1, 2009 and January 1, 2011. See the section entitled “Pension Plans Purchase of Annuities”.

Integration, Restructuring and Acquisition Expenses

During 2011, we incurred $70 million of integration, restructuring and acquisition expenses to improve our cost structure related to (i) severance costs associated with the targeted restructuring of our employee base ($44 million); (ii) acquisition transaction costs incurred and the integration of acquired businesses ($4 million); and (iii) the closure of certain Video stores and other exit costs ($22 million).

During 2010, we incurred $40 million of integration, restructuring and acquisition expenses to improve our cost structure related to (i) severance costs associated with the targeted restructuring of our employee base ($21 million); (ii) restructuring expenses related to the outsourcing of certain information technology functions ($9 million); (iii) acquisition transaction costs incurred and the integration of acquired businesses ($5 million); and (iv) the closure of certain Video stores and lease exit costs ($5 million).

Other Items

There were no other items recorded during 2011. During 2010, we recorded $14 million of net adjustments related to the resolution of obligations and accruals relating to prior periods.

Adjusted Operating Profit

As discussed above, Wireless, Cable and Media contributed to the increase in adjusted operating profit for the year ended December 31, 2011 compared to 2010.

Consolidated adjusted operating profit increased to $4,716 million in 2011, compared to $4,635 million in 2010. Adjusted operating profit for 2011 and 2010, respectively, excludes: (i) stock-based compensation expense of $64 million and $50 million; (ii) settlement of pension obligations of $11 million and $nil; (iii) integration, restructuring and acquisition expenses of $70 million and $40 million; and (iv) other items, net of $nil and $14 million.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.

Employees

Employee salaries and benefits represent a material portion of our expenses. At December 31, 2011, we had approximately 26,200 (2010 – 25,100) full-time equivalent employees (“FTEs”) across all of our operating groups, including our shared services organization and corporate office, which increased from the level at December 31, 2010 due to higher levels at shared services and customer facing functions. Total salaries and benefits incurred for employees (both full and part-time) in 2011 was approximately $1,778 million, compared to $1,729 million in 2010. Employee salaries and benefits expense increased due to the number of FTEs compared to 2010, as well as the increase in stock-based compensation expense to $64 million compared to a $50 million expense in 2010, due to fluctuations in the Company’s stock price.

3.	CONSOLIDATED LIQUIDITY AND FINANCING

LIQUIDITY AND CAPITAL RESOURCES

Operations

For 2011, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $4,698 million from $4,683 million in 2010. Taking into account the changes in non-cash working capital items, income taxes paid and interest paid, for 2011, cash generated from operations was $3,791 million, compared to $3,494 million in 2010. The $297 million increase is primarily the result of a $217 million increase in non-cash working capital items, a $53 million decrease in taxes paid, and a $12 million decrease in interest paid. The cash generated from operations, together with the following items, resulted in total net funds of approximately $5,894 million in 2011:

•	the receipt of an aggregate $1,850 million gross proceeds from the March 21, 2011 issuance of $1,450 million of 5.34% Senior Notes due 2021 and $400 million of 6.56% Senior Notes due 2041;

•	$250 million net advances borrowed under the bank credit facility; and

•	$3 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options.

Net funds used during 2011 totalled approximately $5,906 million, the details of which include the following:

•	additions to PP&E of $2,216 million, including $89 million of related changes in non-cash working capital;

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    47

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

the payment of an aggregate $1,208 million for the March 21, 2011 redemption of U.S. $350 million ($342 million) 7.875% Senior Notes and U.S. $470 million ($460 million) 7.25% Senior Notes maturing in 2012 (comprising $802 million principal and $76 million premiums) and settlement of the associated Debt Derivatives and forward contracts (comprising $330 million net settlement paid on termination);

•	the payment of quarterly dividends in the aggregate amount of $758 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of approximately 31 million Class B Non-Voting shares for an aggregate purchase price of $1,099 million;

•

acquisitions and other net investments aggregating $559 million, including $426 million to acquire Atria, $40 million to acquire Compton, $38 million to acquire two radio stations in Edmonton, Alberta and London, Ontario, $16 million to acquire certain dealer stores, $15 million for a long-term deposit, $11 million to acquire the remaining ownership in Setanta Sports, and other net investments of $13 million;

•	payments for program rights of $56 million; and

•	payments for transaction costs of $10 million.

Taking into account the opening cash deficiency balance of $45 million at the beginning of the year and the cash sources and uses described above, the cash deficiency at December 31, 2011, represented by bank advances, was $57 million.

Financing

Our long-term debt instruments and related derivatives are described in Note 17 and Note 18 to the 2011 Audited Consolidated Financial Statements. During 2011, the following financing activities took place.

Debt Issuances

On March 21, 2011, RCI issued in Canada $1,850 million aggregate principal amount of Senior Notes, comprised of $1,450 million of 5.34% Senior Notes due 2021 (the “2021 Notes”) and $400 million of 6.56% Senior Notes due 2041 (the “2041 Notes”). The 2021 Notes were issued at a discount of 99.954% for an effective yield of 5.346% per annum if held to maturity while the 2041 Notes were issued at par to yield 6.56% if held to maturity. RCI received aggregate net proceeds of approximately $1,840 million from the issuance of the 2021 Notes and the 2041 Notes after deducting the original issue discount, agents’ fees and other related expenses. The aggregate net proceeds from the 2021 Notes and the 2041 Notes were used to fund the March 2011 redemption of two public debt issues maturing in 2012 together with the termination of the associated Debt Derivatives, each as described below under “Debt Redemptions and Termination of Debt Derivatives”, and to partially repay outstanding advances under our bank credit facility.

Each of the 2021 Notes and the 2041 Notes are guaranteed by RCP and rank pari passu with all of RCI’s other senior unsecured notes and debentures and bank credit facility.

Debt Redemptions and Termination of Debt Derivatives

On March 21, 2011, RCI redeemed the entire U.S. $350 million principal amount of its 7.875% Senior Notes due 2012 (the “7.875% Notes”) and the entire U.S. $470 million principal amount of its 7.25% Senior Notes due 2012 (the “7.25% Notes” and, together with the “7.875% Notes”, the “2012 Notes”). RCI paid an aggregate amount of approximately $878 million for the redemption of the 2012 Notes (the “Redemptions”), including approximately $802 million aggregate principal amount for the 2012 Notes and $76 million for the premiums payable in connection with the Redemptions. Concurrently with RCI’s redemption of the 2012 Notes, RCI made a net payment of approximately $330 million to terminate the associated Debt Derivatives (the “Derivatives Termination”). As a result, the total cash expenditure associated with the Redemptions and the Derivatives Termination was approximately $1,208 million and RCI recorded a loss on repayment of long-term debt of $99 million, comprised of the aggregate redemption premiums of $76 million, a net loss on the termination of the related Debt Derivatives of $22 million, and write-off of deferred financing costs of $2 million, offset by a write down of a previously recorded fair value increment of $1 million.

48    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Shelf Prospectuses

In November 2009, we filed two shelf prospectuses with securities regulators to qualify debt securities of RCI, one for the sale of up to Cdn $4 billion of debt securities in Canada and the other for the sale of up to U.S. $4 billion in the United States and Ontario. Each of these shelf prospectuses expired in December 2011. To replace these expiring shelf prospectuses, in December 2011 we filed two new shelf prospectuses with securities regulators to qualify debt securities of RCI, one for the sale of up to Cdn $4 billion of debt securities in Canada and the other for the sale of up to U.S. $4 billion in the United States and Ontario. Each of the new shelf prospectuses expire in January 2014.

Normal Course Issuer Bid

In February 2011, we announced that the Toronto Stock Exchange had accepted a notice filed by RCI of our intention to renew our NCIB for our Class B Non-Voting shares for a further one-year period commencing February 22, 2011 and ending February 21, 2012, and that during such one-year period we may purchase on the TSX up to the lesser of 39.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion, with the actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases to be determined by management considering market conditions, stock prices, our cash position and other factors.

In 2011, we purchased an aggregate 30,942,824 Class B Non-Voting shares for an aggregate purchase price of $1,099 million. Of these shares, 9,000,000 were purchased pursuant to private agreements between RCI and arm’s length third party sellers for an aggregate purchase price of $285 million. These purchases were made under an issuer bid exemption order issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB.

In 2010, we purchased an aggregate 37,080,906 Class B Non-Voting shares for an aggregate purchase price of $1,312 million. Of these shares, 14,480,000 were purchased pursuant to private agreements between RCI and arm’s length third party sellers for an aggregate purchase price of $482 million. These purchases were made under an issuer bid exemption order issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB.

In February 2012, we announced that the Toronto Stock Exchange has accepted a notice filed by RCI of our intention to renew our NCIB for our Class B Non-Voting shares for a further one year period commencing February 24, 2012 and ending February 23, 2013, and during such one year period we may purchase on the TSX, the NYSE and/or alternative trading systems up to the lesser of 36.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.0 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by management considering market conditions, stock prices, our cash position and other factors.

Covenant Compliance

We are currently in compliance with all of the covenants under our debt instruments, and we expect to remain in compliance with all of these covenants during 2012. At December 31, 2011, there were no financial leverage covenants in effect other than those pursuant to our bank credit facility (see Note 17(j) to the 2011 Audited Consolidated Financial Statements). Based on our most restrictive leverage covenants, we would have had the capacity to issue up to approximately $16.3 billion of additional long-term debt at December 31, 2011.

2012 Cash Requirements

On a consolidated basis, we anticipate that we will generate a net cash surplus in 2012 from cash generated from operations. We expect that we will have sufficient capital resources to satisfy our cash funding requirements in 2012, including the funding of dividends on our common shares, taking into account cash from operations and the amount available under our $2.4 billion bank credit facility. At December 31, 2011, there were no restrictions on the flow of funds between subsidiary companies or between RCI and any of its subsidiaries.

In the event that we require additional funding, we believe that any such funding requirements may be satisfied by issuing additional debt financing, which may include the restructuring of our existing bank credit facility or issuing public or private debt or issuing equity, all depending on market conditions. In addition, we may refinance a portion of existing debt subject to market conditions and other factors. There is no assurance that this will or can be done.

Required Principal Repayments

At December 31, 2011, the required repayments on all long-term debt in the next five years totalled $3,569 million, comprised of $nil principal repayments due in 2012, $606 million due in 2013, $1,119 million due in 2014, $844 million due in 2015, and $1,000 million due in 2016. The required principal repayment due in 2013 is the $356 million (U.S. $350 million) for the 6.25% Senior Notes, as well as the maturity of the bank credit facility, against which we had borrowed advances of $250 million at December 31, 2011. The required principal repayments due in 2014 are the $356 million (U.S. $350 million) for the 5.50% Senior Notes and the $763 million (U.S. $750 million) for the 6.375% Senior Notes. The required principal repayments due in 2015 consist of $285 million (U.S. $280 million) for the 6.75% Senior Notes and $559 million (U.S. $550 million) for the 7.50% Senior Notes. The required principal repayments due in 2016 consist of $1,000 million for the 5.80% Senior Notes.

Coincident with the maturity of our U.S. dollar-denominated long-term debt, certain of our Debt Derivatives also mature, the impact of which is not included in the principal repayments noted above. (See the section entitled “Material Obligations Under Firm Contractual Agreements”).

Credit Ratings

The following information relating to our credit ratings is provided as it relates to our financing costs and liquidity. Specifically, credit ratings may affect our ability to obtain short-term and long-term

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    49

MANAGEMENT’S DISCUSSION AND ANALYSIS

financing and the terms of such financing. A reduction in the credit ratings on our debt by the rating agencies, particularly a downgrade below investment grade ratings, could adversely affect our cost of financing and our access to sources of liquidity and capital.

In March 2011, Standard & Poor’s Ratings Services affirmed the corporate credit rating for RCI to be BBB and the rating for RCI’s senior unsecured debt to be BBB, each with a stable outlook and assigned its BBB rating to each of the 2021 Notes and the 2041 Notes.

In March 2011, Fitch Ratings affirmed the issuer default rating for RCI to be BBB and the rating for RCI’s senior unsecured debt to be BBB, each with a stable outlook and assigned its BBB rating to each of the 2021 Notes and the 2041 Notes.

In March 2011, Moody’s Investor Service affirmed the rating for RCI’s senior unsecured debt to be Baa2 with a stable outlook and assigned its Baa2 rating to each of the 2021 Notes and the 2041 Notes. In October 2011, Moody’s Investors Service upgraded the rating for RCI’s senior unsecured debt to Baa1 (from Baa2) with a stable outlook.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range along a scale from AAA, in the case of Standard & Poor’s and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of Standard & Poor’s, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated. The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities nor do such ratings provide comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time, or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant. The ratings on RCI’s senior debt of BBB from Standard & Poor’s and Fitch and of Baa1 from Moody’s represent investment grade ratings.

Deficiency of Pension Plan Assets Over Accrued Obligations

As disclosed in Note 20 to our 2011 Audited Consolidated Financial Statements, our pension plans had a deficiency of plan assets over accrued obligations of $133 million and $76 million as at December 31, 2011 and December 31, 2010, respectively, related to funded plans, and a deficiency of $39 million and $36 million as at December 31, 2011 and December 31, 2010, respectively, related to unfunded plans. Our pension plans had a deficiency on a solvency basis at December 31, 2011, and are expected to have a deficiency on a solvency basis at December 31, 2012. Consequently, in addition to our regular contributions, we are making certain minimum monthly special payments to eliminate the solvency deficiency. In 2011, the special payments, including contributions associated with benefits paid from the plans, totalled approximately $30 million. Our total estimated annual funding requirements, which include both our regular contributions and these special payments, are expected to increase from $62 million (excluding a lump-sum contribution of $18 million related to the purchase of annuities described in the following paragraph) in 2011 to approximately $73 million in 2012, subject to annual adjustments thereafter, due to various market factors and the assumption that our staffing levels will remain relatively stable year-over-year. We are contributing to the plans on this basis. As further discussed in the section entitled “Critical Accounting Estimates”, changes in factors such as the discount rate, the rate of compensation increase and the expected return on plan assets can impact the accrued benefit obligation, pension expense and the deficiency of plan assets over accrued obligations in the future.

Pension Plans Purchase of Annuities

In 2011, we made a lump-sum contribution of $18 million to our pension plans, following which the pension plans purchased $68 million of annuities from insurance companies for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011. The purchase of the annuities relieves us of primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligation for the retired employees. The non-cash settlement loss arising from this settlement of pension obligations was $11 million and was recorded in 2011. The Company did not make any additional lump-sum contributions to its pension plans in the year ended December 31, 2011.

INTEREST RATE AND FOREIGN EXCHANGE MANAGEMENT

Foreign Currency Forward Contracts

In July 2011, we entered into an aggregate U.S. $720 million of foreign currency forward contracts to hedge the foreign exchange risk on certain forecast expenditures (“Expenditure Derivatives”). The Expenditure Derivatives fix the exchange rate on an aggregate U.S. $20 million per month of our forecast expenditures at an average exchange rate of Cdn $0.9643/U.S. $1 from August 2011 through July 2014. As at December 31, 2011, U.S. $620 million of these Expenditure Derivatives remain outstanding, all of which qualify for and have been designated as hedges for accounting purposes.

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Debt Derivatives hedging our U.S. dollar-denominated debt, whether or not they qualify as hedges for accounting purposes, since all such Debt Derivatives are used for risk-management purposes only and are designated as hedges of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of our U.S. dollar-denominated long-term debt illustrated in the table below reflects the contracted foreign exchange rate for all of our Debt Derivatives regardless of qualifications for accounting purposes as a hedge.

As discussed above in Financing (see “Debt Redemption and Termination of Derivatives”), in March 2011, RCI redeemed all of its U.S. $350 million 7.875% Senior Notes due 2012 and all of its U.S. $470 million 7.25% Senior Notes due 2012 and terminated the related U.S. $820 million aggregate notional principal amount of Debt Derivatives. As a result, at December 31, 2011, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 91.7% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Debt Derivatives hedging our U.S. $350 million Senior Notes due 2038 do not qualify as hedges for accounting purposes.

50    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Hedged Debt Position

(In millions of dollars, except percentages)	December 31, 2011		December 31, 2010
U.S. dollar-denominated long-term debt	U.S.	$4,230	U.S.	$5,050
Hedged with Debt Derivatives	U.S.	$4,230	U.S.	$5,050
Hedged exchange rate		1.1340		1.1697
Percent hedged(1)		100.0%		100.0%

Amount of long-term debt at fixed rates:(2)
Total long-term debt	Cdn	$10,597	Cdn	$9,607
Total long-term debt at fixed rates	Cdn	$10,347	Cdn	$9,607
Percent of long-term debt fixed		97.6%		100.0%
Weighted average interest rate on long-term debt		6.22%		6.68%

(1)

Pursuant to the requirements for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, on December 31, 2011 and December 31, 2010, RCI accounted for 91.7% and 93.1%, respectively, of our Debt Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, on December 31, 2011 91.7% of our U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Debt Derivatives.

Mark-to-Market Value of Derivatives

In accordance with IFRS, we have recorded our Debt Derivatives and our Expenditure Derivatives (together our “Derivatives”) using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated bond spread (“Bond Spread”) for the relevant term and counterparty for each Derivative. In the case of Derivatives accounted for as assets by Rogers (i.e. those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those Derivatives for which

Rogers owes the counterparties), Rogers’ Bond Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

The effect of estimating the credit-adjusted fair value of Derivatives at December 31, 2011, versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at December 31, 2011, the credit-adjusted estimated net liability value of our Debt Derivatives was $499 million, which is $2 million more than the unadjusted risk-free mark-to-market net liability value. The credit-adjusted estimated net asset value of our Expenditure Derivatives was $39 million, which is the same value as the unadjusted risk-free mark-to-market net asset value.

(In millions of dollars)	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net asset position (A + B)
Debt Derivatives
Mark-to-market value – risk-free analysis	$51	$(548)	$(497)
Mark-to-market value – credit-adjusted estimate (carrying value)	41	(540)	(499)
Difference, Debt Derivatives	(10)	8	(2)
Expenditure Derivatives
Mark-to-market value – risk-free analysis	39	–	39
Mark-to-market value – credit-adjusted estimate (carrying value)	39	–	39
Difference, Expenditure Derivatives	–	–	–
Total Difference	$(10)	$8	$(2)

Long-term Debt Plus Net Debt Derivative Liabilities

The aggregate of our long-term debt plus net Debt Derivatives liabilities related to our Debt Derivatives at the mark-to-market values using risk-free analysis (“the risk-free analytical value”) is used by us and many analysts to most closely represent the Company’s net debt-related obligations for valuation purposes, calculated as follows:

(In millions of dollars)	December 31, 2011	December 31, 2010
Long-term debt(1)	$10,102	$8,723
Net derivative liabilities for Debt Derivatives at the risk-free analytical value(2)	$497	$917
Total	$10,599	$9,640

(1)	Before deducting fair value decrement arising from purchase accounting and deferred transaction costs.
(2)	Includes current and long-term portions.

We believe that the non-GAAP financial measure of long-term debt plus net Debt Derivative liabilities related to our Debt Derivatives at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    51

MANAGEMENT’S DISCUSSION AND ANALYSIS

regularly by management. This is also useful to investors and analysts in enabling them to analyze our enterprise and equity value and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under IFRS.

OUTSTANDING COMMON SHARE DATA

Set out below is our outstanding common share data as at December 31, 2011 and at December 31, 2010. In the year ended December 31, 2011 we purchased an aggregate 30,942,824 Class B Non-Voting shares for cancellation pursuant to our NCIB for a total purchase price of approximately $1,099 million. For additional information, refer to Note 21 to our 2011 Audited Consolidated Financial Statements.

	December 31, 2011	December 31, 2010
Common shares(1)
Class A Voting	112,462,014	112,462,014
Class B Non-Voting	412,395,406	443,072,044
Total Common shares	524,857,420	555,534,058
Options to purchase Class B Non-Voting shares
Outstanding options	10,689,099	11,841,680
Outstanding options exercisable	5,716,945	6,415,933

(1)

Holders of RCI’s Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

DIVIDENDS ON RCI EQUITY SECURITIES

Our dividend policy is reviewed periodically by Rogers’ Board of Directors (“the Board”). The declaration and payment of dividends are at the sole discretion of the Board and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us, some of which are referred to below, and other factors that the Board may at any point consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances and debt to pay dividends to our shareholders. The ability of our subsidiaries to pay such amounts to us is subject to the various risks as outlined in this MD&A.

We declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

Declaration date	Record date	Payment date	Dividend per share	Dividends paid (in millions)
February 17, 2009	March 6, 2009	April 1, 2009	$0.29	$184
April 29, 2009	May 15, 2009	July 2, 2009	$0.29	$184
August 20, 2009	September 9, 2009	October 1, 2009	$0.29	$177
October 27, 2009	November 20, 2009	January 2, 2010	$0.29	$175
February 16, 2010	March 5, 2010	April 1, 2010	$0.32	$188
April 29, 2010	May 14, 2010	July 2, 2010	$0.32	$187
August 18, 2010	September 9, 2010	October 1, 2010	$0.32	$184
October 26, 2010	November 18, 2010	January 4, 2011	$0.32	$179
February 15, 2011	March 18, 2011	April 1, 2011	$0.355	$195
April 27, 2011	June 15, 2011	July 4, 2011	$0.355	$194
August 17, 2011	September 15, 2011	October 3, 2011	$0.355	$190
October 26, 2011	December 15, 2011	January 4, 2012	$0.355	$187

52    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

In February 2012, Rogers’ Board of Directors approved an increase in the annualized dividend rate from $1.42 to $1.58 per Class A Voting and Class B Non-Voting Share effective immediately to be paid in quarterly amounts of $0.395 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

At the same time, in February 2012, the Board declared a quarterly dividend totaling $0.395 per share on each of its outstanding Class A Voting and Class B Non-Voting shares, such dividend to be paid on April 2, 2012, to shareholders of record on March 19, 2012, and is the first quarterly dividend to reflect the newly increased $1.58 per share annualized dividend rate.

In February 2011, Rogers’ Board of Directors increased the annualized dividend rate from $1.28 to $1.42 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.355 per share.

Dividend Reinvestment Plan (“DRIP”)

On October 26, 2010, the Board approved the DRIP effective November 1, 2010. The DRIP enables eligible shareholders to have all or a portion of their regular quarterly cash dividends automatically reinvested in additional Class B Non-Voting shares of Rogers’ common stock. No commissions, service charges or brokerage fees are payable by Plan participants in connection with shares purchased under the DRIP.

Shareholders who elect to participate see all or a portion of their quarterly dividends reinvested in additional Class B Non-Voting shares of Rogers at the average market price, as described in the DRIP Plan Document, with respect to the applicable dividend payment date.

Computershare Trust Company of Canada is the Plan Agent and acts on behalf of participants to invest eligible dividends. Registered shareholders of Rogers wishing to participate in the DRIP can find the full text of the DRIP Plan Document and enrolment forms at computershare.com/rogers. Non-registered beneficial shareholders are advised to contact their broker, investment dealer or other financial intermediary for details on how to participate in the DRIP.

While Rogers, at its discretion, may fund the quarterly DRIP share requirements with either Class B Non-Voting shares acquired on the Canadian open market or issued by Rogers, our current intention is that such shares will, for the foreseeable future, continue to be acquired on the Canadian open market by the Plan Agent.

Quarterly dividends are only payable as and when declared by the Board and there is no entitlement to any dividend prior thereto. Before enrolling in the DRIP, shareholders are advised to read the complete text of the DRIP and to consult their financial advisors regarding their unique investment profile and tax situation. Only Canadian and U.S. residents can participate in the DRIP.

COMMITMENTS AND OTHER CONTRACTUAL OBLIGATIONS

Contractual Obligations

Our material obligations under firm contractual arrangements are summarized below at December 31, 2011. See also Notes 17, 18 and 25 to the 2011 Audited Consolidated Financial Statements.

Material Obligations Under Firm Contractual Arrangements

(In millions of dollars)	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Long-term debt(1)	$–	$1,725	$1,844	$6,533	$10,102
Debt derivative instruments(2)	–	331	148	16	495
Operating leases	132	175	74	42	423
Player contracts	47	62	25	7	141
Purchase obligations(3)	563	834	297	110	1,804
Pension obligation(4)	73	–	–	–	73
Other long-term liabilities	–	20	9	8	37
Total	$815	$3,147	$2,397	$6,716	$13,075

(1)	Amounts reflect principal obligations due at maturity.
(2)	Amounts reflect net disbursements due at maturity. U.S. dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.
(3)

Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependent.

(4)

Represents expected contributions to our pension plans in 2012. Contributions for the year ended December 31, 2013 and beyond cannot be reasonably estimated as they will depend on future economic conditions and may be impacted by future government legislation.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    53

MANAGEMENT’S DISCUSSION AND ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. Refer to Note 18(e)(ii) to the 2011 Audited Consolidated Financial Statements.

Derivative Instruments

As previously discussed, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.

Operating Leases

We have entered into operating leases for the rental of premises, distribution facilities, equipment and microwave towers and other contracts. The effect of terminating any one lease agreement would not have an adverse effect on us as a whole. Refer to the section entitled “Contractual Obligations” above and Note 25 to the 2011 Audited Consolidated Financial Statements.

4.	OPERATING ENVIRONMENT

Additional discussion of regulatory matters and recent developments specific to the Wireless, Cable and Media segments follows.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

Substantially all of our business activities, except for Cable’s Video segment and the non-broadcasting operations of Media, are subject to regulation by one or more of: the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively, “Industry Canada”), the CRTC under the Telecommunications Act (Canada) (the “Telecommunications Act”) and the CRTC under the Broadcasting Act (Canada) (the “Broadcasting Act”), and, accordingly, our results of operations are affected by changes in regulations and by the decisions of these regulators.

Canadian Radio-television and Telecommunications Commission

Canadian broadcasting operations, including our cable television systems, radio and television stations, and specialty services are licenced (or operated pursuant to an exemption order) and regulated by the CRTC pursuant to the Broadcasting Act. Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in that Act.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, which includes the regulation of Wireless’ mobile voice and data operations and Cable’s Internet and telephone services. Under the Telecommunications Act, the CRTC has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition that is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless such an order would be likely to unduly impair the establishment or continuance of a competitive market for those services. All of our Cable and telecommunications retail services have been deregulated and are not subject to price regulation. However, regulations can and do affect the terms and conditions under which we offer these services. Accordingly, any change in policy, regulations or interpretations could have a material adverse effect on Cable’s operations and financial condition and operating results.

Industry Canada

The technical aspects of the operation of radio and television stations, the frequency-related operations of the cable television networks and the awarding and regulatory supervision of spectrum for cellular, messaging and other radio-telecommunications systems in Canada are subject to the licencing requirements and oversight of Industry Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and the Telecommunications Act.

Copyright Board of Canada

The Copyright Board of Canada (“Copyright Board”) is a regulatory body established pursuant to the Copyright Act (Canada) (the “Copyright Act”) to oversee the collective administration of copyright royalties in Canada and to establish the royalties payable for the use of certain copyrighted works. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings, including cable, radio, television and specialty services.

Restrictions on Non-Canadian Ownership and Control

Non-Canadians are permitted to own and control directly or indirectly up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licencee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licencee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding-company or licencee-company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licencee is controlled by non-Canadians.

Pursuant to the Telecommunications Act and associated regulations, the same rules apply to Canadian carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. The same restrictions are contained in the Radiocommunication Act and associated regulations.

In its March 2010 Budget, the federal government announced its intention to remove the existing restrictions on foreign ownership of Canadian satellites (subsequently passed into law in the fall of 2010). The government also announced that it would review the foreign ownership restrictions currently applied to telecommunications companies. In June 2010, Industry Canada released its consultation paper on this matter asking for comments by July 2010 on three options:

1.	Increasing the limit for direct foreign investment in broadcasting and telecommunications common carriers to 49 percent;

2.	Lifting restrictions on telecommunications common carriers with a 10 percent market share or less, by revenue; or

3.	Removing telecommunications restrictions completely.

Rogers filed its comments in July 2010 submitting that of the three options only option 1 was acceptable because options 2 and 3 fail to recognize the converged market for communications services in

54    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Canada. The Company believes that the attempt made in options 2 and 3 to limit the reforms to “pure telecommunications” networks is out of step with the reality of broadband markets and inconsistent with the government’s attempt to implement a digital economy strategy for Canada.

The government has yet to make a determination on potential foreign ownership changes. It is expected that an announcement will be coordinated with the release of Industry Canada’s determinations on the appropriate structure of the 700 MHz spectrum auction anticipated in early 2012.

Policy Direction to the CRTC on Telecommunications

In December 2006, the Minister of Industry issued a Policy Direction on Telecommunications to the CRTC under the Telecommunications Act. The Direction instructs the CRTC to rely on market forces to the maximum extent feasible under the Telecommunications Act and regulate, if needed, in a manner that interferes with market forces to the minimum extent necessary.

2011 Legislation

Bill C-22, An act respecting the mandatory reporting of Internet child pornography by persons who provide an Internet service, was introduced in the House of Commons in May 2010. Bill C-22 is intended to fight Internet child pornography by requiring Internet service providers (“ISPs”) and other persons providing Internet services (e.g., Facebook, Google, and Hotmail) to report any incident of child pornography. This requirement includes the following: if a person providing Internet services is advised of an Internet address where child pornography may be available, the person must report that address to the organization designated by the regulations. If a person has reasonable grounds to believe that the Internet services operated by that person are being used to transmit child pornography, the person must notify the police and preserve the computer data. Bill C-22 was passed by the House of Commons in 2010 and came into effect as law on December 8, 2011.

2010 Legislation and Associated Developments

Bill C-28, An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Anti-Spam Act), passed into law on December 15, 2010.

The Bill addresses unsolicited commercial electronic mail (spam) by prohibiting the sending of commercial electronic messages without consent. It prohibits detrimental practices to electronic commerce, protects the integrity of transmission data and prohibits the installation of computer programs without consent in the course of commercial activity. In addition, it prohibits false or misleading commercial representations online and prohibits the collection of personal information via unlawful access to computer systems and the unauthorized compiling or supplying of lists of electronic addresses. It also provides for a private right of action for businesses and consumers with extended liability. It allows the CRTC and the Competition Tribunal of Canada to impose administrative monetary penalties on those who violate the respective Acts and allows for the international sharing of information and evidence to pursue spammers outside of Canada with our global partners. The Bill is anticipated to come into effect in mid-2012.

Amendments to the Quebec Consumer Protection Act were passed in December 2009 to introduce new provisions applicable to sequential performance contracts provided at a distance, including wireless, wireline and Internet service contracts. These amendments include new rules on the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits and the cancellation and renewal rights of the consumers. The amendments also introduce new provisions on the sale of prepaid cards and the disclosure of the costs of the services and products they advertise. The amendments came into force on June 30, 2010.

Amendments to the Manitoba Consumer Protection Act were passed on June 15, 2011 that largely paralleled the changes to the Quebec Consumer Protection Act described above. The Manitoba government is currently in the process of drafting regulations under the amendments.

Proposed Legislation

Bill C-11, An Act to amend the Copyright Act (Copyright Modernization Act), was introduced in the House of Commons in September 2011 and has gone to the Legislative Committee for review. This Bill is substantially unchanged from Bill C-32 that was introduced in June 2010 and died on the order paper with the calling of the May 2011 election. Bill C-11 is intended to update the rights and protections of copyright owners to better address the challenges and opportunities of the Internet. It would clarify Internet service providers’ liability and would require ISPs to use a “notice and notice” regime whereby notices alleging copyright infringement sent to ISPs would be forwarded in turn to the customers. The Bill provides for cost recovery for notice and notice. It would make Internet sites designed to enable illegal file sharing a violation of copyright. The Bill would also legalize forms of copying for time shifting television programs currently used by Cable’s customers such as PVRs, and would permit cable operators to offer customers network PVR technology services. The Bill would eliminate the current obligation of broadcasters to pay for copies made for the purpose of broadcasting.

WIRELESS REGULATION AND REGULATORY DEVELOPMENTS

Consultation on the Renewal of Cellular and Personal Communications Services (“PCS”) Spectrum Licences

In March 2009, Industry Canada initiated a public consultation to discuss the renewal of cellular and PCS licences that were granted through any competitive process.

In March 2011, Industry Canada released its decisions regarding the renewal process for cellular and PCS licences that began expiring in March 2011, thereby concluding the consultation process initiated in March 2009. The fundamental determinations were:

•	At the end of the current licence term and where licencees are in compliance with all conditions of licence, new cellular and PCS licenses will be issued with a term of 20 years; and,

•

The previously existing annual fee of $0.0351 per MHz per population of the licenced area will continue to apply to all cellular and PCS licences, including those initially assigned by auction. The Minister of Industry Canada may review and amend the fees during the licence term after further consultation with licencees.

A determination regarding existing research and development conditions of licence was not released at this time and will be released separately. A decision has not been made to date and until such a time, the current conditions of licence remain in effect.

Consultation on a Policy and Technical Framework for the 700 MHz Band and Aspects Related to Commercial Mobile Spectrum

In November 2010, through the release of its consultation paper, Industry Canada initiated a consultation on a policy and technical framework to auction spectrum in the 700 MHz band. During 2011,

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    55

MANAGEMENT’S DISCUSSION AND ANALYSIS

interested parties submitted comments on general policy considerations related to commercial mobile broadband spectrum use, competition issues, the use of the 700 MHz band for commercial mobile services and whether 700 MHz spectrum and available 2500-2690 MHz spectrum should be auctioned simultaneously or separately. In addition, Industry Canada is seeking comments on spectrum use for public safety broadband applications. Industry Canada is expected to render its decisions regarding these issues and to initiate a consultation regarding the details of the 700 MHz auction framework early in 2012.

Decisions on a Band Plan for Broadband Radio Service (“BRS”) and Consultation on a Policy and Technical Framework to License Spectrum in the Band 2500-2690 MHz

In February 2011, Industry Canada released its Decisions on issues such as the band plan to be adopted for BRS in the band 2500-2690 MHz, the mapping of incumbent licencees into the new band plan and the timing of the migration of incumbents to the new band plan. Among other things, Industry Canada determined that the International Telecommunications Union (“ITU”) band plan would be adopted for the band and that incumbent licensees must return approximately one-third of their licensed BRS spectrum. At the same time, Industry Canada initiated a consultation on a policy and technical framework for new BRS licences. The consultation examined issues such as the block and tier sizes that will be used for the future auction of this spectrum as well as competition issues and the extent to which the use of spectrum caps, spectrum set-asides and rollout conditions are warranted. Industry Canada is expected to render its decisions regarding these issues and to initiate a consultation regarding the details of the 2500 MHz auction framework early in 2012, either as part of its 700 MHz consultation or separately.

AWS Auction, Roaming and Tower/Site Policy

In November 2007, Industry Canada released its policy framework for the AWS auction in a document entitled Policy Framework for the Auction for Spectrum Licences for Advanced Wireless Services and other Spectrum in the 2 GHz Range. Of the 90 MHz of available AWS spectrum, 40 MHz were set aside for new entrants.

The policy further prescribed that all carriers are allowed to roam on the networks of other carriers outside of their licenced territories at commercial rates. New entrants are able to roam at commercial rates on the networks of incumbent carriers for five years within their licenced territories and for 10 years nationally. National new entrant licencees will be entitled to five years of roaming and a further five years if they comply with specified rollout requirements. Roaming privileges enable new entrants to potentially enter the market on a broader geographic scale more quickly.

New entrants are defined as carriers with less than 10% of Canada’s wireless revenue. Roaming is to be provided at commercial rates. Rogers has entered into roaming agreements with a number of new entrants at commercially negotiated rates. Industry Canada also mandated antenna tower and site sharing for all holders of spectrum licences, radio licences and broadcasting certificates. All of these entities must share towers and antenna sites, where technically feasible at commercial rates. Where parties cannot agree on terms, the terms will be set by arbitration. It is expected that site-sharing arrangements would be offered at commercial rates that are reasonably comparable to rates currently charged to others for similar access. Rogers has reached commercial agreements for antenna tower and site sharing with several new entrants.

In February 2008, Industry Canada issued Responses to Questions for Clarification on the AWS Policy and Licencing Frameworks, which answered questions about the AWS spectrum auction and about tower sharing and roaming obligations of licencees. This was followed in February 2008 by revised conditions of licence which imposed those obligations on wireless carriers. The documents clarified that roaming must provide connectivity for digital voice and data services regardless of the spectrum band or underlying technology used. The policy does not require a host network carrier to provide a roamer with a service which that carrier does not provide to its own subscribers, nor to provide a roamer with a service, or level of service, which the roamer’s network carrier does not provide. The policy also does not require seamless communications hand-off between home and host networks.

Globalive Communications Corp. (“Globalive”) filed a complaint with the CRTC in October 2010 against Rogers and the chatr brand, claiming that Rogers was providing an undue preference to itself in providing our chatr brand with seamless handoff for roaming. As noted above, this type of roaming was not mandated in the Industry Canada conditions of licence. In June 2011, in Telecom Decision CRTC 2011-360, the CRTC dismissed Globalive’s complaint. In August 2011, Globalive Wireless Management Corp. and The Public Interest Advocacy Centre (“PIAC”) filed, separately, applications requesting that the Commission review and vary its June 2011 Decision. Rogers filed its response opposing the applications in September 2011 and the applicants filed reply comments in October 2011. A decision is expected in the spring of 2012.

Court of Appeal Overturns Federal Court Decision and Restores Governor in Council Decision That Ruled Globalive Eligible to Operate in Canada

On February 4, 2011, the Federal Court overturned the Governor in Council Decision P.C 2009-2008 in which the Governor in Council had varied the CRTC Decision that ruled Globalive was in fact controlled by a non-Canadian and therefore ineligible to operate as a telecommunications common carrier by determining the opposite, that is, that Globalive was not controlled in fact by a non-Canadian and thus was eligible to operate as a telecommunications common carrier. The Federal Court found that the Governor in Council Decision was based on errors of law and should be quashed. On February 17, 2011, Globalive filed a Notice of Appeal with the Federal Court of Appeal. On June 8, 2011, the Court of Appeal ruled in favour of the Government of Canada and Globalive by allowing their appeals and restoring the Order in Council that permitted Globalive to launch in December 2009.

CABLE REGULATION AND REGULATORY DEVELOPMENTS

CRTC Vertical Integration Policy Decision

In September 2011, the CRTC released Broadcasting Regulatory Policy CRTC 2011-601 (Policy) setting out the Commission’s decisions on its regulatory framework for vertical integration in the broadcasting sector. Vertical integration refers to the ownership or control by one entity of both programming services, such as conventional television stations, or pay and specialty services, as well as distribution services, such as cable systems or direct-to-home (“DTH”) satellite services. The Policy:

•

Prohibits companies from offering television programs on an exclusive basis to their mobile or Internet subscribers. Any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms.

•	Allows companies to offer exclusive programming to their Internet or mobile customers provided that it is produced specifically for an Internet portal or a mobile device.

•	Adopts a code of conduct to prevent anti-competitive behavior and ensure all distributors, broadcasters and online programming services negotiate in good faith. To protect Canadians from losing

56    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

a television service during negotiations, broadcasters must continue to provide the service in question and distributors must continue to offer it to their subscribers.

•

Directs the vertically integrated entities to report by April 2012 on how they have provided consumers with more flexibility in the services that they can subscribe to through, for example, pick and pay models. If the Commission finds that insufficient progress has been made in this area a further proceeding will be held to impose obligations to achieve the desired results.

New Media Proceeding Follow-up

In June 2009, the CRTC released its decision on its new media proceeding. In that Decision, the CRTC rejected the notion of a tax on ISP revenues to fund Canadian ‘webisodes’. Based on conflicting legal opinions filed in the proceeding, the decision determined that the CRTC would refer to the Federal Court of Appeal the question of whether an ISP, when it distributes broadcasting, is subject to the Broadcasting Act. The Court released its Decision in July 2010 ruling that ISPs do not act as broadcasters by offering connectivity to television and movie websites. Therefore the Court concluded they cannot be regulated under the Broadcasting Act. The Alliance of Canadian Cinema, Television & Radio Artists (“ACTRA”) filed for leave to appeal to the Supreme Court of Canada. Leave to appeal was granted in the fall of 2011. In the February 2012 Decision, the Supreme Court upheld the previous decision concluding that ISPs cannot be regulated under the Broadcasting Act.

Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees

In March 2010, in Broadcasting Decision 2010-167, the CRTC made the determination to implement a “value for signal” (“VFS”) regime that is similar to the U.S. “retransmission consent regime”. Since the CRTC received conflicting legal opinions as to whether it has the authority to implement such a regime, it asked the Federal Court of Appeal for a ruling on an expedited basis. The Federal Court heard parties’ arguments in mid-September 2010. In February 2011, in a 2-1 split decision, the Federal Court of Appeal ruled that the CRTC has the authority to implement its proposed “value for signal” regime described in Broadcasting Decision 2010-167. Rogers filed for leave to appeal to the Supreme Court of Canada in May 2011 as did Telus and Cogeco. In September 2011, the Supreme Court gave leave to appeal. The appeal is expected to be heard in 2012. Implementation of the regime is on hold pending the appeal.

Under this VFS regime, the proposed market-based negotiations will apply only to licencees of private local TV stations, thus excluding the CBC. Broadcasters will choose on a station-by-station basis whether to: (1) negotiate with broadcasting distribution undertakings (“BDU”s) for the value of their signals; or (2) continue under the existing regulatory framework. This choice will be valid for a fixed term of three years. Those who choose negotiation would forego: (i) mandatory distribution; (ii) priority channel placement; and (iii) simultaneous substitution. However, if unsuccessful after the CRTC-imposed timeline for negotiations, broadcasters can require a distributor to blackout their signal and the programs they have purchased the rights to that are airing on U.S. (i.e. NBC, CBS, FOX and ABC) or other Canadian services. Negotiated compensation could be cash or a combination of cash and other consideration (e.g. channel placement, promotion, marketing). The CRTC will only arbitrate should both parties request it.

CRTC Review of Wholesale Internet Service Pricing and Usage-based Billing

In February 2011, the CRTC initiated a proceeding to review its previous decisions on the pricing of wholesale internet services whereby reselling ISPs would be subject to additional charges when their end-users exceeded specific bandwidth caps. In November 2011, the CRTC released Telecom Regulatory Policy 2011-703 rejecting additional wholesale charges based on specific end-user traffic volumes of the reselling ISP. In place of these charges, the Decision authorized monthly usage-based wholesale charges based on the capacity of the interconnecting facility between the facilities-based wholesaler and the reselling ISP. A fixed monthly access fee per end-user of the reselling ISP as well as one-time installation and maintenance fees will apply in addition to the usage charge. The new rate structure came into effect on February 1, 2012. Applications to the CRTC to review and vary the Decision were filed by Shaw and Rogers in February 2012. Decisions on the applications are expected in mid-2012.

Basic Telecommunications Services and Other Matters Proceeding

In May 2011, the CRTC released Telecom Regulatory Policy 2011-291 concluding the proceeding initiated in January 2010, in Telecom Notice of Consultation CRTC 2010-43, reviewing issues associated with access to basic telecommunications services, including the obligation to serve, the basic service objective, and local service subsidy. The CRTC retained an obligation to serve in regard to voice services only for regulated (non-forborne) exchanges and only for incumbent ILECs. The CRTC determined that high-speed Internet will not be added to the basic service obligation. The Policy also took further steps to reduce local subsidies through a reduction in the number of areas eligible for subsidy and authorization of regulated rate increases.

CRTC Network Interconnection Decision

In March 2011, the CRTC initiated a proceeding to review i) the three separate local, wireless and toll network interconnection regulatory regimes in place and ii) the need for IP interconnection regulatory rules. The CRTC released its Decision, TRP 2012-24, in January 2012. The Commission altered the wireless interconnection rules so that in order to become a wireless competitive local exchange carrier (“CLEC”) a wireless carrier is no longer required to meet the CLEC obligations related to equal access and supply of directory listings to other LECs. A wireless CLEC is entitled to shared-cost, bill and keep, local interconnection arrangements. Regarding IP interconnection, the CRTC determined that in areas where a carrier uses IP to transfer telephone calls to either an affiliated or unaffiliated provider, it must provide a similar arrangement to any other provider that asks for it. Companies must negotiate a commercial agreement within six months of a formal request. If agreement cannot be reached within six months, either party may request CRTC intervention. The Commission anticipates implementation or significant progress within a year after an agreement has been negotiated.

MEDIA REGULATION AND REGULATORY DEVELOPMENTS

Licence Renewals

In December 2010, the CRTC announced its proceeding to consider the group-based (conventional and discretionary specialty) licence renewal applications of major media companies including Rogers Media. This represented the first time the CRTC would impose licence commitments relating to Canadian program expenditures and exhibition on a group basis. The Rogers group includes the OMNI and Citytv conventional television stations and specialty services G4 Canada, Outdoor Life Network and The Biography Channel (Canada). The CRTC held the licence renewal hearing in April 2011 releasing its decisions in July 2011. In Broadcasting Decisions 2011-441 and 2011-447, the Rogers Media stations were given new three-year licence renewals expiring August 31, 2014 with terms that recognized the different situation of the group in comparison to the three other large English-language Canadian broadcast groups. The Commission expects that Rogers will develop its broadcast holdings during the next three years such that it can be treated in the same manner as the other large groups in 2014.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Distant Signals

The new distant signal consent regime commenced on September 1, 2011 whereby conventional television stations must consent to the carriage of their local signals into distant markets. Under this regime BDUs that want to carry time-shifted U.S. signals, must get prior consent from each of the three large English-language networks (CTV, Global and Citytv) to carry their signals in those time zones. Rogers Media is currently in negotiations with various distributors for carriage of distant signals.

Regulatory Approval of Recent Acquisitions

In December 2011, Rogers and Bell Canada announced an agreement to purchase a 75% interest in MLSE. This transaction is subject to approval by the Competition Bureau which will review the transaction to determine whether it results in a substantial lessening or prevention of competition. As part of this purchase of MLSE, we will also acquire effective control, jointly with Bell Canada, of three Category 2 television licences, Leafs TV, Raptors TV and Goltv and two unlaunched Category 2 services, Mainstream Sports and Live Music Channel. Acquisition of these services is subject to approval by the CRTC.

In the first quarter of 2012, Rogers Media announced an agreement to purchase the Saskatchewan Communications Network, an over-the-air broadcast station. The acquisition is subject to CRTC approval.

COMPETITION IN OUR BUSINESSES

We currently face significant competition in each of our primary Wireless, Cable and Media businesses from entities providing substantially similar services. Each of our segments also faces competition from entities utilizing alternative communications and transmission technologies and may face competition from other technologies being developed or to be developed in the future. Below is a discussion of the specific competition facing each of our Wireless, Cable and Media businesses.

Wireless Competition

At December 31, 2011, the highly competitive Canadian wireless industry had approximately 26.6 million subscribers. Competition for wireless subscribers is based on price, quality of service, scope of services, service coverage, sophistication of wireless technology, breadth of distribution, selection of devices, brand and marketing. Wireless also competes with its rivals for dealers and retail distribution outlets.

In the wireless voice and data market, Wireless competes primarily with two other national wireless service providers, the new entrants described further below, and two large regional players, resellers such as Primus, and other emerging providers using alternative wireless technologies, such as WiFi “hotspots”. Potential users of wireless voice and data systems may find their communications needs satisfied by other current or development technologies, such as WiFi “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls.

Through the 2008 auction, six new entrants acquired substantial regional holdings of AWS spectrum, and several much smaller companies acquired small amounts of spectrum in generally rural locations. Globalive Wireless Management Corp. under the brand name WIND, launched service in December 2009 in Toronto and Calgary with expansion to Vancouver, Ottawa, Edmonton and Hamilton in 2010. Quebecor Media Inc. launched service in Quebec in August 2010. Public Mobile Canada Inc. launched service in the Toronto-Montreal corridor in early 2010 in Ontario and Quebec. DAVE Wireless Inc., under the brand name Mobilicity, launched in Toronto in the spring of 2010 with subsequent expansion in

Vancouver, Ottawa and Edmonton later in 2010. In January 2011, Shaw Communications Inc. announced plans to launch wireless service in Western Canada early in 2012. However, during 2011, Shaw Communications announced that instead of launching a wireless network based on licensed spectrum, the company would launch a WiFi network in select parts of their cable territory. Bragg Communications Inc. has also announced that deployment of an HSPA+ network and activity has started in the several locations in Atlantic Canada. New entrants could also partner with one another or other competitors providing greater competition to Wireless in more than one region or on a national scale, although this has not been observed to date.

In November 2009, Bell Canada and TELUS each launched service over their joint HSPA networks, overlaid on their CDMA/EVDO based wireless networks. Until this time, Rogers Wireless was the only carrier in Canada operating on the world standard GSM/GPRS/EDGE/HSPA technology. The Bell Canada and TELUS HSPA launches enabled these companies to provide a wider selection of wireless devices, and to compete for HSPA roaming revenues which are expected to grow over time as HSPA becomes more widely deployed around the world, both of which will increase competition at Wireless.

Rogers was the first carrier to launch LTE in Canada and has maintained the lead throughout 2011. By August 2011, Bell Canada had also launched LTE in and around Toronto in small areas. TELUS has announced that they will launch LTE in the first quarter of 2012. MTS has announced that they will launch LTE in late 2012. As LTE becomes more widely deployed around the world this will increase competition at Wireless.

Cable Competition

Canadian cable television systems generally face competition from several alternative Canadian multi-channel broadcasting distribution undertakings (including Bell TV (previously Bell ExpressVu) and Shaw Direct (previously Star Choice) satellite services and telephone company IPTV services), and satellite master antenna television, as well as from the direct reception by antenna of over-the-air local and regional broadcast television signals. They also face competition from illegal reception of U.S. direct broadcast satellite services. In addition and importantly, the availability of television shows and movies streaming over the Internet has become a direct competitor to Canadian cable television systems.

Cable’s Internet access services compete generally with a number of other ISPs offering competing residential and commercial dial-up and high-speed Internet access services. Rogers Hi-Speed Internet services, where available, compete directly with Bell’s DSL Internet service in the Internet market in Ontario, with the DSL Internet services of Bell Aliant in New Brunswick and Newfoundland and Labrador and various resellers using wholesale telco DSL and cable Third Party Internet Access services in local markets.

Cable’s Home Phone services compete with Bell’s wireline phone service in Ontario and with Bell Aliant’s wireline phone service in New Brunswick and Newfoundland and Labrador. In addition, Home Phone service competes with ILEC local loop resellers (such as Primus) as well as VoIP service providers (such as Vonage and Primus) riding over the services of ISPs.

One of the biggest changes in the telecommunications industry is substitution of the traditional wireline video, voice and data services by new technologies. Internet delivery is increasingly becoming a direct threat to voice and video service delivery. Younger generations increasingly use the Internet as a substitute for traditional wireline telephone and television services. The use of mobile phones among younger generations has resulted in some abandonment of wireline telephone service. Wireless-only households are increasing although

58    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

the large majority of homes today continue to use standard home telephone service. In addition, wireless Internet service is increasing in popularity.

Video competes with DVD and video game sales and rental store chains, as well as individually owned and operated outlets and, more recently, on-line-based subscription rental services, on demand services over cable and satellite, and illegally downloaded content as well as distributors of copied DVDs. Competition is principally based on location, price and availability of titles.

Media Competition

Rogers’ radio stations compete with the other stations in their respective markets as well as with other media, such as newspapers, magazines, television, outdoor advertising and digital properties. Competition within the radio broadcasting industry occurs primarily in individual market areas, amongst individual stations. On a national level, Media’s radio division competes generally with other larger radio operators, which own and operate radio station clusters in markets across Canada. New technologies, such as on-line web information services, music downloading, MP3 players and on-line music streaming services, provide competition for radio stations’ audience share.

The Shopping Channel competes with various retail stores, catalogue retailers, Internet retailers and direct mail retailers for sales of its products. On a broadcasting level, The Shopping Channel competes with other television channels for channel placement, viewer attention and loyalty, and particularly with infomercials selling products on television.

The Canadian magazine industry is highly competitive, competing for both readers and advertisers. This competition comes from other Canadian magazines and from foreign, mostly U.S. titles that sell in significant quantities in Canada. On-line information and entertainment websites compete with the Canadian magazine publications for readership and revenue.

Rogers’ conventional television and specialty services compete principally for viewers and advertisers with other Canadian television stations that broadcast in their local markets, specialty channels and increasingly with other distant Canadian signals and U.S. border stations given the time-shifting capacity available to digital subscribers. Internet information and entertainment and video downloading also represent competition for share of viewership.

Sports Entertainment competes with other Toronto professional teams for audience. The Blue Jays also compete with other Major League Baseball teams for players and fan base. The Rogers Centre competes with other local sporting and special event venues.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESSES

Our business is subject to risks and uncertainties that could result in a material adverse effect on our business and financial results. The strategies to mitigate risks are the responsibility of many levels of the organization to ensure that an appropriate balance is maintained between seizing new opportunities and managing risk. Our culture and policies support the requirement for risk management.

Our Board is responsible, in its governance role, for overseeing management in its responsibility for identifying the principal risks of our businesses and the implementation of appropriate risk assessment processes to manage these risks. The Audit Committee supports the Board through its responsibility to discuss policies with respect to risk assessment and risk management. In addition, it is responsible for assisting the Board in the oversight of compliance with legal and regulatory requirements. The Audit Committee also reviews with senior management the adequacy of the internal controls that we have adopted to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies.

Our Enterprise Risk Management Group supports the Audit Committee and the Board’s responsibility for risk by facilitating a formal Strategic Risk Assessment process. In addition, our Internal Audit Group conducts a fraud risk assessment to identify those areas in which significant financial statement fraud could occur and ensure that any identified fraud risks of this nature are mitigated by documented and verified controls. Rogers Enterprise Risk Management methodology and policies enable a consistent and measurable approach to risk management, which relies on the expertise of our management and employees to identify risks and opportunities as well as implementing risk mitigation strategies as required.

A discussion of the risks and uncertainties to us and our subsidiaries, as well as a discussion of the specific risks and uncertainties associated with each of our businesses, is presented below.

RISKS AND UNCERTAINTIES APPLICABLE TO RCI AND OUR SUBSIDIARIES

We Face Substantial Competition.

The competition facing our businesses is described in the section entitled “Competition in our Businesses”. There can be no assurance that our current or future competitors will not provide services superior to those we provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter the market in which we operate, or introduce competing services. Any of these factors could reduce our market share or decrease our revenue or increase churn. Wireless anticipates some ongoing re-pricing of the existing subscriber base as lower pricing offered to attract new customers is extended to or requested by existing customers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than those generated from existing customers, which could slow revenue growth.

In addition, the CRTC Broadcasting Distribution Regulations do not allow Cable or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems.

Changes in Government Regulations Could Adversely Affect Our Results of Operations in Wireless, Cable and Media.

As described in the section of this MD&A entitled “Government Regulation and Regulatory Developments”, substantially all of our business activities are regulated by Industry Canada and/or the CRTC, and accordingly our results of operations on a consolidated basis could be adversely affected by changes in regulations and by the decisions of these regulators. This regulation relates to, among other things, licencing, competition, the cable television programming services that we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our network by third parties, resale of our networks and roaming on to our networks, our operation and ownership of communications systems and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cyber-crime and lawful access. Our cable, wireless and broadcasting licences may not generally be transferred without regulatory approval.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licencing conditions may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. However, if these requirements are violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

We Are Highly Dependent Upon our Information Technology Systems and the Inability to Enhance our Systems or Prevent a Security Breach (Data or System) or Disaster Could Have an Adverse Impact on our Financial Results and Operations.

The day-to-day operations of our businesses are highly dependent on their information technology systems. An inability to enhance information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on our ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position.

In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. Our ongoing success is in part dependent on the protection of our corporate business sensitive data including our customers’ as well as employees’ personal information. This information is considered company intellectual property and it needs to be protected from unauthorized access and compromise for which we rely on policies and procedures as well as IT systems. Failure to secure our data and the privacy of our customer information may result in non-compliance with regulatory standards, may lead to negative publicity, litigation and reputation damage, any of which may result in customer losses, financial losses and an erosion of public confidence.

A portion of our employees and critical elements of the network infrastructure and information technology systems are located at our corporate offices in Toronto, Ontario, and Brampton, Ontario, as well as an operations facility in Markham, Ontario. In the event that we cannot access these facilities, as a result of a natural or manmade disaster or otherwise, operations may be significantly affected and may result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.

Network Failures Could Reduce Revenue and Impact Customer Service.

The failure of our networks or key network components could, in some circumstances, result in an indefinite loss of service for our customers and could adversely impact our financial results and position. In addition, we rely on business partners to carry certain of our customers’ traffic. The failure of one of these carriers might also cause an interruption in service for our customers that would last until we could reroute the traffic to an alternative carrier.

We Are Subject to General Economic Conditions.

Our businesses are affected by general economic conditions, consumer confidence and spending. Recessions or declines in economic activity or economic uncertainty generally cause an erosion of consumer and business confidence and may materially reduce discretionary consumer spending. Any reduction in discretionary spending by consumers and businesses or weak economic conditions may materially negatively affect us through decreased demand for our products and services including decreased advertising, decreased revenue and profitability, higher churn and higher bad debt expense.

Poor economic conditions may also have an impact on our pension plans as there is no assurance that the plans will be able to earn the assumed rate of return. As well, market-driven changes may result in changes in the discount rates and other variables which would result in Rogers being required to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

We Are Subject to Various Risks from Competing Technologies.

There are several technologies that may impact the way in which our services are delivered. These technologies include broadband, IP-based voice, data and video delivery services, the mass market deployment of optical fibre technologies to the residential and business markets, the deployment of broadband wireless access, and wireless services using radio frequency spectrum to which we may have limited access. These technologies may result in significantly different cost structures for the users of the technologies, and may consequently affect the long-term viability of certain of our currently deployed technologies. Some of these new technologies may allow competitors to enter our markets with similar products or services that may have lower cost structures. Some of these competitors may be larger with more access to financial resources than we have.

We May Fail to Achieve Expected Revenue Growth from New and Advanced Services.

We expect that a substantial portion of our future revenue growth will be achieved from new and advanced services. Accordingly, we have invested and continue to invest significant capital resources in the development of our networks in order to offer these services. However, there may not be sufficient consumer demand for these new and advanced services. Alternatively, we may fail to anticipate or satisfy demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. The failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for products and services, would slow revenue growth, increase churn and could have a materially adverse effect on our business, results of operations and financial condition.

We May Engage in Unsuccessful Acquisitions or Divestitures.

Acquisitions of complementary businesses and technologies, development of strategic alliances and divestitures of portions of our business are a part of our overall business strategy. Services, technologies, key personnel or businesses of acquired companies may not be effectively assimilated into our business or service offerings and our alliances may not be successful. We may not be able to successfully complete any divestitures on satisfactory terms, if at all. Divestitures may result in a reduction in our total revenues and net income.

We Have Substantial Debt and Interest Payment Requirements that May Restrict our Future Operations and Impair our Ability to Meet our Financial Obligations.

Our substantial debt may have important consequences. For instance, it could:

•	Make it more difficult for us to satisfy our financial obligations;

•

Require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes;

60    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	Place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

•	Limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our obligations depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

We Are Reliant on Third Party Service Providers Through Outsourcing Arrangements.

Through outsourcing arrangements, third parties provide certain essential components of our business operations to our employees and customers, including payroll, call centre support, installation and service technicians, certain information technology functions, and invoice printing. Interruptions in these services can adversely affect our ability to provide services to our customers.

We Are Heavily Involved in Operational Convergence.

In an effort to more efficiently serve our customer base, there is an ongoing emphasis on convergence of our wireless and cable operations, including organization structure and network platforms. We have also commenced an enterprise-wide billing and business support system initiative. In the event that implementation of our convergence plans lead to operational problems or unforeseen delays are incurred, operational efficiencies may not be achieved and service impairment may result in loss of revenue and customers.

Our Businesses Are Complex.

Our businesses, technologies, processes and systems are operationally complex. A failure to execute properly may lead to negative customer experiences, resulting in increased churn and loss of revenue.

Copyright Tariff Increases Could Adversely Affect Results of Operations.

Copyright tariff pressures continue to affect our services. If fees were to increase, such increases could adversely affect our results of operations.

We Are and Will Continue to Be Involved in Litigation.

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, effectively the reimbursement of system access fee collected. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. The “opt-in” nature of the class was later confirmed by the Saskatchewan Court of Appeal. As a national, “opt-in” class action, affected customers outside Saskatchewan have to take specific steps to participate in the proceeding. In February 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.

In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. This second proceeding was ordered conditionally stayed in December 2009 on the basis that it was an abuse of process.

The Company’s appeal of the 2007 certification decision was dismissed by the Saskatchewan Court of Appeal. The Company is applying for leave to appeal to the Supreme Court of Canada. We have not recorded a liability for this contingency since management’s assessment is that the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from our assessment and assumptions, a material adjustment to our financial position and results of operations could result.

In June 2008, a proceeding was commenced in Saskatchewan under that province’s Class Actions Act against providers of wireless communications services in Canada. The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by us and the other wireless communication providers in Canada. The plaintiffs are seeking unquantified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. Any potential liability is not yet determinable.

In December 2011, a proceeding under the Class Proceedings Act (British Columbia) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The proceeding involves, among other things, allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (BC). The Plaintiffs are seeking unquantified damages and restitution. Any potential liability is not yet determinable.

In August 2008, a proceeding was commenced in Ontario pursuant to that province’s Class Proceedings Act, 1992 against Cable and other providers of communications services in Canada. The proceedings involved allegations of, among other things, false, misleading and deceptive advertising relating to charges for long-distance telephone usage. The plaintiffs were seeking $20 million in general damages and punitive damages of $5 million. This proceeding was settled in December 2011 and the settlement amount was insignificant.

We believe that we have adequately provided for income and indirect taxes based on all of the information that is currently available. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

There exist certain other claims and potential claims against us, none of which is expected to have a materially adverse effect on our consolidated financial position.

Our Holding Company Structure May Limit Our Ability to Meet Our Financial Obligations.

As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, rental payments, cash dividends and other payments from our subsidiaries together with proceeds raised by us through the issuance of equity and debt and from the sale of assets.

Substantially all of our business activities are operated by our subsidiaries. All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    61

MANAGEMENT’S DISCUSSION AND ANALYSIS

whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on intercompany advances. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various businesses and other considerations.

We Are Controlled by One Shareholder.

Prior to his death in December 2008, Edward S. “Ted” Rogers controlled RCI through his ownership of voting shares of a private holding company. Under his estate arrangements, the voting shares of that company, and consequently voting control of RCI and its subsidiaries, passed to the Rogers Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late Mr. Rogers are beneficiaries. The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family and deals with RCI on the company’s long-term strategy and direction. As of December 31, 2011, private Rogers family holding companies controlled by the Rogers Control Trust together owned approximately 90.9% of the outstanding RCI Class A Voting Shares, which class is the only class of issued shares carrying the right to vote in all circumstances, and approximately 9.6% of the RCI Class B Non-Voting Shares. Accordingly, the Rogers Control Trust is able to elect all of our Board of Directors and to control the vote on matters submitted to a vote of our shareholders.

RISKS AND UNCERTAINTIES SPECIFIC TO WIRELESS

Spectrum Fees May Increase With the Renewal of Cellular and PCS Spectrum Licences

While the Minister of Industry announced in March 2011 that the previously-existing annual fee of $0.0351 per MHz per population of the licenced area would continue to apply to all cellular and PCS licences (850 MHz and 1.9 GHz) upon renewal, including those initially assigned by auction, the Minister may review and amend the fees during the licence term after further consultation with licencees. Changes to spectrum fees could significantly increase Rogers’ payments and as a result, could materially reduce our operating profit. The timing of fee increases (if any) are unknown but increases may impact our current accounting policies under which the spectrum licences are treated as an indefinite life intangible asset and are not amortized.

There is No Guarantee that Wireless’ Service Revenue Will Exceed Increased Handset Subsidies.

Wireless’ business model, as is generally the case for other North American wireless carriers, is substantially based on subsidizing the cost of the handset to the customer to reduce the barrier to entry, while in return requiring a term commitment from the customer. For certain handsets and smartphone devices, Wireless will commit with the supplier to a minimum subsidy. Wireless’ business could be materially adversely affected if by virtue of law or regulation or negative customer behaviour, Wireless was unable, or was significantly restricted in its ability, to require term commitments or early cancellation fees from its customers or did not receive the service revenues that it anticipated from the customer commitment.

Foreign Ownership Changes Could Increase Competition.

Wireless could face increased competition if there is a removal of the limits on foreign ownership and control of wireless licences or a relaxation of the limits, such as seen with the approval of Globalive to operate with its current ownership structure. Legislative action to remove or relax these limits can result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or of a holder of wireless licences. The entry into the market of such companies with significantly greater capital resources than Wireless could reduce Wireless’ market share and cause Wireless’ revenues to decrease significantly. See the section entitled “Restrictions on Non-Canadian Ownership and Control” under “Government Regulation and Regulatory Developments”.

The National Wireless Tower Policy Could Increase Wireless’ Costs or Delay the Expansion of Wireless’ Networks.

In June 2007, Industry Canada released a new Tower Policy (CPC-2-0-03) outlining a new antenna siting policy that took effect on January 1, 2008. The new policy affects all parties that plan to install or modify an antenna system, including PCS, cellular and broadcasting service providers. Among other things, the policy requires that antenna proponents must consider the use of existing antenna structures before proposing new structures and owners of existing systems must respond to sharing requests. Antenna proponents must also undertake public notification using defined processes and must address local requirements and concerns. Certain types of antenna installations are excluded from the requirement to consult with local authorities and the public.

Wireless is Dependent on Certain Key Infrastructure and Handset Vendors, Which Could Impact the Quality of Wireless’ Services or Impede Network Development and Expansion.

Wireless has relationships with a small number of essential network infrastructure and handset vendors, over which it has no operational or financial control and only limited influence in how the vendors conduct their businesses with Wireless. The failure of one of our network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis or fail to develop and deliver handsets that satisfy Wireless’ customers’ demands, this could have a material adverse effect on Wireless’ business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for our networks could impact the quality of Wireless’ service or impede network development and expansion.

Restrictions on the Use of Wireless Handsets While Driving May Reduce Subscriber Usage.

Most provincial government bodies have introduced and/or enacted legislation to restrict or prohibit wireless handset usage while driving while permitting hands-free usage. The only Canadian jurisdiction currently not having this type of legislation is Nunavut.

Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. Laws prohibiting or restricting the use of wireless handsets while driving could have the effect of reducing subscriber usage, which could cause an adverse effect on Wireless’ business. Additionally, concerns over the use of wireless handsets while driving could lead to litigation relating to accidents, deaths or bodily injuries, which could also have an adverse effect on Wireless’ business.

Concerns About Radio Frequency Emissions May Adversely Affect Our Business.

Occasionally, media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and

62    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that such health issues are directly attributable to radio frequency emissions, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices, such as wireless handsets. Wireless is unable to predict the nature or extent of any such potential restrictions.

RISKS AND UNCERTAINTIES SPECIFIC TO CABLE

Changes in Technology Could Increase Competition.

Improvements in the quality of streaming video over the Internet coupled with increasing availability of television shows and movies on the Internet increases competition to Canadian cable television systems. If changes in technology are made to any alternative Canadian multi-channel broadcasting distribution system, competition with our cable services may increase. In addition, as improvements in technology are made with respect to wireless Internet, it increasingly becomes a substitute for the traditional high-speed Internet service.

Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase Cable’s Costs and Adversely Affect Our Business.

Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, Cable’s access to hydroelectric company poles is obtained pursuant to orders from the Ontario Energy Board and the New Brunswick Public Utilities Board.

If Cable is Unable to Maintain Sustainable Security Measures to Prevent Unauthorized Access to Digital Boxes or Internet Modems, Cable Could Experience a Decline in Revenues.

Cable utilizes encryption technology to protect its cable signals from unauthorized access and to control programming access based on subscription packages. Cable also uses encryption and security technologies to prevent unauthorized access to its internet service. There can be no assurance that Cable will be able to effectively prevent unauthorized decoding of television signals or internet access in the future. If Cable is unable to control cable access with our encryption technology, Cable’s subscription levels for digital programming including, premium VOD and SVOD, as well as internet service revenues, may decline, which could result in a decline in Cable’s revenues.

Increasing Programming Costs Could Adversely Affect Cable’s Results of Operations.

Cable’s single most significant purchasing commitment is the cost of acquiring programming. Programming costs have increased significantly in recent years, particularly in connection with the recent growth in subscriptions to digital specialty channels. Increasing programming costs within the industry could adversely affect Cable’s operating results if Cable is unable to pass such programming costs on to its subscribers.

Cable’s Business Telephony Operations are Highly Dependent on Facilities and Services of the ILECs.

Cable’s out-of-territory business telephony operations are highly dependent on the availability of facilities/services acquired from incumbent telecom operators, pursuant to CRTC rules. Changes to these rules could severely affect the cost of operating these businesses.

Over-the-Air Television Station Licence Renewals Could Adversely Affect Cable’s Results of Operations.

An imposition of a VFS regime would increase Rogers’ costs. See the section entitled “Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees” under “Government Regulation and Regulatory Developments”.

RISKS AND UNCERTAINTIES SPECIFIC TO MEDIA

Pressures Regarding Channel Placement Could Negatively Impact the Tier Status of Certain of Media’s Channels.

Unfavourable channel placement could negatively affect the results of The Shopping Channel, and our specialty channels, including Sportsnet, Sportsnet ONE, Sportsnet World, G4 Canada, The Biography Channel (Canada), Outdoor Life Network, and FX (Canada).

A Loss in Media’s Market Position in Radio, Television or Magazine Readership Could Adversely Impact Media’s Sales Volumes and Advertising Rates.

It is well established that advertising dollars migrate to media properties that are leaders in their respective markets and categories when advertising budgets are tightened. Although most of Media’s radio, television and magazine properties currently perform well in their respective markets, such performance may not continue in the future. Advertisers base a substantial part of their purchasing decisions on statistics such as ratings and readership generated by industry associations and agencies. If Media’s radio and television ratings or magazine readership levels were to decrease substantially, Media’s advertising sales volumes and the rates which it charges advertisers could be adversely affected.

Changes in Technology Could Increase Competition.

The increasing utilization of PVRs could influence Media’s capability to generate television advertising revenues as viewers are provided with the opportunity to skip advertising aired on the television networks. The emergence of subscriber-based satellite and digital radio products could change radio audience listening habits and negatively impact the results of Media’s radio stations. Certain audiences are also migrating to the Internet as more video becomes available.

An Increase in Paper Prices, Printing Costs or Postage Could Adversely Affect Media’s Results of Operations.

A significant portion of Publishing’s operating expenses consists of paper, printing and postage expenses. Paper is Publishing’s single largest raw material expense, representing approximately 9% of Publishing’s operating expenses in 2011. Publishing depends upon outside suppliers for all of its paper supplies, holds limited quantities of paper in stock itself, and is unable to control paper prices, which can fluctuate considerably. Moreover, Publishing is generally unable to pass paper cost increases on to customers. Publishing relies on third parties for all of its printing services. In addition, Publishing relies on the Canadian Postal Service to distribute a large percentage of its publications. Any disruption in printing or postage services could have a material impact on Media’s results of operations or financial condition. A material increase in paper prices, printing costs or postage expenses to Publishing could have a materially adverse effect on Media’s business, results of operations or financial condition.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Blue Jays Player Contract Activity Could Adversely Affect Media’s Results of Operations.

The addition of new players or the termination and release of Blue Jays player contracts before the end of the contract term could have an adverse effect on Media’s results.

5.	ACCOUNTING POLICIES AND NON-GAAP MEASURES

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with IFRS or Canadian GAAP and should not be considered as an alternative to net income or any other measure of performance under IFRS or Canadian GAAP.

Subscriber Counts

We determine the number of subscribers to our services based on active subscribers. A wireless subscriber is represented by each identifiable telephone number. Cable television and Internet subscribers are represented by a dwelling unit, and cable telephony subscribers are represented by line counts. In the case of multiple units in one dwelling, such as an apartment building, each tenant with cable service, whether invoiced individually or having services included in his or her rent, is counted as an individual subscriber. Institutional units, such as hospitals or hotels, are each considered to be one subscriber. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued. Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, as well as subscribers with service plans integrating both voice and data.

Internet, Home Phone and RBS subscribers include only those subscribers with service installed, operating and on billing and excludes those subscribers who have subscribed to the service but for whom installation of the service was still pending.

Subscriber Churn

Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn for Wireless and Cable represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the aggregate number of subscribers at the beginning of each period incurred.

Average Revenue Per User

ARPU is calculated on a monthly basis. For any particular month, ARPU represents monthly revenue divided by the average number of subscribers during the month. In the case of Wireless, ARPU represents monthly network revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly revenue generated from those subscribers divided by the average number of those subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps to identify trends and to indicate whether we have been successful in attracting and retaining higher value subscribers.

Operating Expenses

Operating expenses are segregated into two categories for assessing business performance:

•	Cost of equipment sales, which is comprised of wireless and cable equipment costs; and

•	Other operating expenses, which include all other expenses incurred to operate the business on a day-to-day basis and service existing subscriber relationships. These include:

•	merchandise for resale, such as Video merchandise and depreciation of Video rental assets, and purchases by The Shopping Channel;

•	employee salaries and benefits, such as remuneration, bonuses, pension, employee benefits and stock-based compensation; and

•

other external purchases, such as service costs, including inter-carrier payments to roaming partners and long-distance carriers, network service delivery costs, and the CRTC contribution levy; sales and marketing related expenses, which represent the costs to acquire new subscribers (other than those related to equipment), including advertising and promotion and commissions paid to third parties for new activations; and operating, general and administrative related expenses, including retention costs, network maintenance costs, programming costs, facility costs, Internet and e-mail services, printing and production costs, and Industry Canada license fees associated with spectrum utilization.

In the wireless and cable industries in Canada, the demand for services continues to grow and the variable costs, such as commissions paid for subscriber activations, as well as the fixed costs of acquiring new subscribers, are significant. Fluctuations in the number of activations of new subscribers from period-to-period and the seasonal nature of both wireless and cable subscriber additions result in fluctuations in sales and marketing related expenses and accordingly, in the overall level of operating expenses. In our Media business, sales and marketing related expenses may be significant to promote publishing, radio and television properties, which in turn attract advertisers, viewers, listeners and readers.

Operating Profit and Operating Profit Margin

We define operating profit as net income before depreciation and amortization, income taxes and non-operating items, which include finance costs (such as interest on long-term debt, loss on repayment of long-term debt, foreign exchange gains (losses), change in fair value of derivative instruments, capitalized interest and amortization of deferred transaction costs), impairment of assets, share of income in associates and joint ventures accounted for using the equity method and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare us to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under IFRS or Canadian GAAP.

We calculate operating profit margin by dividing operating profit by total revenue, except in the case of Wireless. For Wireless, operating profit margin is calculated by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because network revenue better reflects Wireless’ core business activity of providing wireless services. Refer to the section entitled “Supplementary Information: Non-GAAP Calculations” for further details on this Wireless, Cable and Media calculation.

64    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Income, and Adjusted Basic and Diluted Earnings Per Share

We have included certain non-GAAP financial measures that we believe provide useful information to management and readers of this MD&A in measuring our financial performance. These measures, which include operating profit, adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow do not have a standardized meaning under GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with GAAP. We define adjusted operating profit as operating profit less: (i) stock-based compensation expense (recovery); (ii) integration, restructuring and acquisition expenses; (iii) settlement of pension obligations; and (iv) other items, net. In addition, adjusted net income and adjusted earnings per share excludes loss on repayment of long-term debt, impairment of assets and the related income tax impacts of the above items.

We believe that these non-GAAP financial measures may provide for a more effective analysis of our operating performance. In addition, the items mentioned above could potentially distort the analysis of trends due to the fact that they are volatile and can vary widely from company-to-company and can impair comparability. The exclusion of these items does not mean that they are unusual, infrequent or non-recurring.

We use these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate our performance from period-to-period and compare to forecasts on a consistent basis. We believe that these measures present trends that are useful in managing the business, and to investors and analysts in enabling them to assess the underlying changes in our business over time.

Adjusted operating profit and adjusted operating profit margins, which are reviewed regularly by management and our Board of Directors, are also useful in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows.

These non-GAAP measures should be viewed as a supplement to, and not a substitute for, our results of operations reported under IFRS or Canadian GAAP. A reconciliation of these non-GAAP financial measures to operating profit, net income and earnings per share is included in the section entitled “Supplementary Information: Non-GAAP Calculations”.

Additions to PP&E

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E have a direct impact on our cash flow, whereas depreciation and amortization are non-cash accounting measures required under IFRS or Canadian GAAP.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons.

CRITICAL ACCOUNTING POLICIES

This MD&A has been prepared with reference to our 2011 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with IFRS. The Audit Committee of the Board reviews our accounting policies, reviews all quarterly and annual filings, and recommends approval of our annual financial statements to the Board. For a detailed discussion of our accounting policies, see Note 2 to the 2011 Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us and critical accounting estimates are discussed in the sections “New Accounting Standards” and “Critical Accounting Estimates”, respectively.

Revenue Recognition

Revenue is categorized into the following types, the majority of which are recurring in nature on a monthly basis from ongoing relationships, contractual or otherwise, with our subscribers:

•

Monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services and media subscriptions are recorded as revenue on a pro rata basis as the service is provided;

•

Revenue from airtime, data services, roaming, long-distance and optional services, pay-per-use services, video rentals and other sales of products are recorded as revenue as the services or products are delivered;

•

Revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscriber in the case of direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues;

•

Installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, in Wireless, these fees are recorded as part of equipment revenue and, in the case of Cable, are deferred and amortized over the related service period. The related service period for Cable ranges from 26 to 48 months, based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to reconnects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to PP&E and amortized over the useful life of the related assets;

•	Advertising revenue is recorded in the period the advertising airs on our radio or television stations, is featured in our publications, or is displayed on our digital properties;

•	Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;

•

Blue Jays’ revenue from home game admission and concessions is recognized as the related games are played during the baseball season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement, which distributes funds to and from member clubs, based on each club’s revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured;

•

Discounts provided to customers related to combined purchases of Wireless, Cable and Media products and services are charged directly to the revenue for the products and services to which they relate; and

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    65

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Awards granted to customers through customer loyalty programs are considered a separately identifiable component of the sale transactions and, as a result, are deferred until recognized as operating revenue when the awards are redeemed by the customer.

We offer certain products and services as part of multiple deliverable arrangements. We divide multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and our relevant revenue recognition policies are applied to them. We recognize revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits, installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

Subscriber Acquisition and Retention Costs

We operate within a highly competitive industry and generally incur significant costs to attract new subscribers and retain existing subscribers. All sales and marketing expenditures related to subscriber acquisitions, retention and contract renewals, such as commissions and the cost associated with the sale of customer premises equipment, are expensed as incurred.

A large percentage of the subscriber acquisition and retention costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition or renewal of a subscriber. In addition, subscriber acquisition and retention costs on a per-subscriber-acquired basis fluctuate based on the success of promotional activity and the seasonality of the business. Accordingly, if we experience significant growth in subscriber activations or renewals during a period, expenses for that period will increase.

Capitalization of Direct Labour, Overhead, and Interest

During construction of new assets, direct costs plus a portion of applicable overhead and interest costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

CRITICAL ACCOUNTING ESTIMATES

This MD&A has been prepared with reference to our 2011 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with IFRS. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates. We believe that the accounting estimates discussed below are critical to our business operations and an understanding of our results of operations or may involve additional management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.

Determining the Fair Values of Assets Acquired and Liabilities Assumed

The determination of the fair values of the tangible and intangible assets acquired and the liabilities assumed in an acquisition involves considerable judgment. Among other things, the determination of these fair values involves the use of discounted cash flow analyses, estimated future margins, estimated future subscribers, estimated future royalty rates and the use of information available in the financial markets. Refer to Note 7 of the 2011 Audited Consolidated Financial Statements for acquisitions made during 2011. Should actual rates, cash flows, costs and other items differ from our estimates, this may necessitate revisions to the carrying value of the related assets and liabilities acquired, including revisions that may impact net income in future periods.

Useful Lives of PP&E

We depreciate the cost of PP&E over their respective estimated useful lives. These estimates of useful lives involve considerable judgment. In determining the estimates of these useful lives, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets. On an annual basis, we re-assess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to reduce the estimated life of PP&E, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

Capitalization of Direct Labour, Overhead, and Interest

Certain direct labour and indirect costs associated with the acquisition, construction, development or betterment of our networks are capitalized to PP&E. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a rate per hour. In addition, interest costs are capitalized during construction and development of certain PP&E.

Accrued Liabilities

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of accrued liabilities at the date of the financial statements and the reported amounts expensed during the year. Actual results could differ from those estimates.

Onerous Contracts

A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligation under the contract exceed the expected benefits to be derived by the Company. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, we recognize any impairment loss on the assets associated with the contract.

Amortization of Intangible Assets

We amortize the cost of finite-lived intangible assets over their estimated useful lives. These estimates of useful lives involve considerable judgment. During 2004 and 2005, the acquisitions of Fido, Call-Net, the minority interests in Wireless and Sportsnet, together with the consolidation of the Blue Jays, as well as the acquisitions of Futureway and Citytv in 2007, Aurora Cable and channel m in 2008, K-Rock and Outdoor Life Network in 2009, Blink, Cityfone, Kincardine and BV! Media in 2010, and Atria, Compton, BOUNCE-FM and BOB-FM in 2011 resulted in significant increases to our intangible asset balances. Judgment is also involved in determining that spectrum and broadcast licences have indefinite lives, and are therefore not amortized.

66    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

The determination of the estimated useful lives of brand names involves historical experience, marketing considerations and the nature of the industries in which we operate. The useful lives of subscriber bases are based on the historical churn rates of the underlying subscribers and judgments as to the applicability of these rates going forward. The useful lives of roaming agreements are based on estimates of the useful lives of the related network equipment. The useful lives of wholesale agreements and dealer networks are based on the underlying contractual lives. The useful life of the marketing agreement is based on historical customer lives. The determination of the estimated useful lives of intangible assets impacts amortization expense in the current period as well as future periods. The impact on net income on a full-year basis of changing the useful lives of the finite-lived intangible assets by one year is shown in the chart below.

Impact of Changes in Estimated Useful Lives

(In millions of dollars)	Amortization Period	Increase in Net Income if Life Increased by 1 year	Decrease in Net Income if Life Decreased by 1 year
Brand Names	5 – 20 years	$ 1	$ (1)
Customer Relationships	2 – 5 years	$ 13	$ (23)
Roaming Agreements	12 years	$ 3	$ (4)
Marketing Agreements	2 – 5 years	$ 3	$ (5)

Impairment of Assets

Indefinite-lived intangible assets, including goodwill and spectrum/broadcast licences, as well as definite life assets, including PP&E and other intangible assets, are assessed for impairment on an annual basis or more often if events or circumstances warrant. A cash generating unit (“CGU”) is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite life intangible assets are allocated to CGUs for the impairment testing based on the level at which management monitors it, which is not higher than an operating segment. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates. During 2011, no impairment was recorded. During 2010, we recorded an impairment charge of $11 million related to certain of our broadcast assets, due to the challenging economic conditions and weakening industry expectations in the radio business and a decline in advertising revenues.

Income Tax Estimates

The Company provides for income taxes based on currently available information in each of the jurisdictions in which we operate. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. The Company’s tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities, and could, in certain circumstances, result in the assessment of interest and penalties.

Additionally, estimation of the income provisions includes evaluating the recoverability of deferred tax assets based on our assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Our assessment is based upon existing tax laws, estimates of future profitability and tax planning strategies. Deferred tax assets are recognized to the extent that it is more likely than not that taxable profit will be available against which the deferred tax assets can be utilized.

Credit Spreads and the Impact on Fair Value of Derivatives

Rogers’ Derivatives are recorded using an estimated credit-adjusted mark-to-market valuation, which is determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated Bond Spread for the relevant term and counterparty for each Derivative. In the case of Derivatives in an asset position (i.e., those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. In the case of Derivatives in a liability position (i.e., those Derivatives for which Rogers owes the counterparties), Rogers’ Bond Spread is added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

Pension Plans

When accounting for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations and the future performance of plan assets. The primary assumptions and estimates include the discount rate, the expected return on plan assets and the rate of compensation increase. Changes to these primary assumptions and estimates would impact pension expense, pension asset and liability, and other comprehensive income. The current economic conditions may also have an impact on the pension plan of the Company as there is no assurance that the plan will be able to earn the assumed rate of return. As well, market-driven changes may result in changes in the discount rates and other variables which would result in the Company being required to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    67

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table illustrates the increase (decrease) in the accrued benefit obligation and pension expense for changes in these primary assumptions and estimates:

Impact of Changes in Pension-Related Assumptions

(In millions of dollars)		Accrued Benefit Obligation at End of Fiscal 2011	Pension Expense Fiscal 2011
Discount rate		5.50%	6.00%
Impact of:	1% increase	$(150)	$(10)
	1% decrease	182	9

Rate of compensation increase		3.00%	3.00%
Impact of:	0.25% increase	$8	$2
	0.25% decrease	(8)	(2)

Expected rate of return on assets		N/A	6.80%
Impact of:	1% increase	N/A	$6
	1% decrease	N/A	(6)

Allowance for Doubtful Accounts

A significant portion of our revenue is earned from selling on credit to individual consumers and business customers. The allowance for doubtful accounts is calculated by taking into account factors such as our historical collection and write-off experience, the number of days the customer is past due and the status of the customer’s account with respect to whether or not the customer is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. Conversely, as circumstances improve and customer accounts are adjusted and brought current, the reported bad debt expense will decline.

NEW ACCOUNTING STANDARDS

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements are for the year ending December 31, 2011 and include the comparative period of 2010. Starting with the March 31, 2011 quarterly report, we have provided unaudited consolidated quarterly financial information in accordance with IFRS including comparative figures for 2010. Please refer to Note 3 of our Audited Consolidated Financial Statements for a summary of the differences between our financial statements previously prepared under Canadian GAAP and to those under IFRS as at January 1, 2010 and, for the year ended December 31, 2010.

First-Time Adoption of International Financial Reporting Standards

Our adoption of IFRS required the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the significant optional exemptions available under IFRS 1 that we have applied in preparing our first financial statements under IFRS.

Business Combinations	We have elected not to restate any Business Combinations that have occurred prior to January 1, 2010.
Borrowing Costs	We have elected to apply the requirements of IAS 23 Borrowing Costs prospectively from January 1, 2010.

The information above is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. These are estimates based on our current understandings, and readers are cautioned that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 7, Financial Instruments: Disclosures

In October 2010, the IASB amended IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). This amendment enhances disclosure requirements to aid financial statement users in evaluating the nature of, and risks associated with an entity’s continuing involvement in derecognized financial assets. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 12, Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB amended IAS 12, Deferred Tax: Recovery of Underlying Assets (“IAS 12”). IAS 12 will now include a rebuttal presumption which determines that the deferred tax on the depreciable component of an investment property measured using the fair value model from IAS 40 should be based on its carrying amount being recovered through a sale. The standard has also been amended to include the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should be measured on the sale basis. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012. The Company is assessing the impact of this amended standard on its consolidated financial statements.

68    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). IFRS 10, which replaces the consolidation requirements of SIC-12 Consolidation-Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 11, Joint Arrangement

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”). IFRS 11, which replaces the guidance in IAS 31, Interests in Joint Ventures, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring interests in jointly controlled entities to be accounted for under the equity method. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 12 establishes new and comprehensive disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). IFRS 13 replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures which enable users to assess the methods and inputs used to develop fair value measurements. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 1, Presentation of Financial Statements

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). This amendment requires an entity to separately present the items of OCI as items that may or may not be reclassified to profit and loss. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 19, Employee Benefits

In June 2011, the IASB amended IAS 19, Employee Benefits (“IAS 19”). This amendment eliminated the use of the ‘corridor’ approach and mandates that all remeasurement impacts be recognized in OCI. It also enhances the disclosure requirements, providing better information about the characteristics of defined benefit plans and the risk that entities are exposed to through participation in those plans. This amendment clarifies when a company should recognize a liability and an expense for termination benefits. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 27, Separate Financial Statements

In May 2011, the IASB amended IAS 27, Separate Financial Statements (“IAS 27”). This amendment removes the requirements for consolidated statements from IAS 27 and moves it over to IFRS 10, Consolidated Financial Statements. The amendment mandates that when a company prepares separate financial statements, investment in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9, Financial Instruments. In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures

In May 2011, the IASB amended IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method, until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires for it to be continued to be accounted for under the equity method. The amendment also disallows the remeasurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRS 9, Financial Instruments

In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2015. The Company is assessing the impact of this new standard on its consolidated financial statements.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    69

MANAGEMENT’S DISCUSSION AND ANALYSIS

6.	ADDITIONAL FINANCIAL INFORMATION

RELATED PARTY TRANSACTIONS

We have entered into certain transactions in the normal course of business with certain broadcasters in which we have an equity interest. The amounts paid to these broadcasters are as follows:

Years ended December 31, (In millions of dollars)	2011	2010	% Chg
Fees paid to broadcasters accounted for by the equity method	$17	$16	6

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of our Company and/

or its subsidiary companies. Total amounts paid to these related parties, directly or indirectly, are as follows:

Years ended December 31, (In millions of dollars)	2011	2010	% Chg
Printing, legal services and commission paid on premiums for insurance coverage	$41	$39	5

We have entered into certain transactions with our controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts paid to these related parties for charges to Rogers for business use of aircraft, net of other administrative services, were less than $1 million for the years ended December 31, 2011 and 2010.

These transactions are measured at the exchange amount, being the amount agreed to by the related parties and are reviewed by the Audit Committee and are at market terms and conditions.

70    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

	IFRS		Canadian GAAP
Years Ended December 31, (In millions of dollars, except per share amounts)	2011	2010	2009	2008	2007
Income and Cash Flow:
Revenue
Wireless	$7,138	$6,973	$6,654	$6,335	$5,503
Cable	3,796	3,785	3,948	3,809	3,558
Media	1,611	1,461	1,407	1,496	1,317
Corporate and eliminations	(117)	(77)	(278)	(305)	(255)
	$12,428	$12,142	$11,731	$11,335	$10,123
Operating profit(1)
Wireless	$3,008	$3,151	$3,006	$2,797	$2,532
Cable	1,559	1,391	1,325	1,220	802
Media	154	105	73	142	82
Corporate and eliminations	(150)	(116)	(88)	(81)	(317)
	$4,571	$4,531	$4,316	$4,078	$3,099
Adjusted operating profit(1)
Wireless	$3,036	$3,173	$3,042	$2,806	$2,589
Cable	1,612	1,426	1,324	1,233	1,016
Media	180	131	119	142	176
Corporate and eliminations	(112)	(95)	(97)	(121)	(78)
	$4,716	$4,635	$4,388	$4,060	$3,703
Net income	$1,563	$1,502	$1,478	$1,002	$637
Adjusted net income(1)	$1,747	$1,678	$1,556	$1,260	$1,066

Cash flow from operations(2)	$3,960	$3,880	$3,526	$3,500	$3,135
Property, plant and equipment expenditures	$2,127	$1,834	$1,855	$2,021	$1,796

Weighted average number of shares outstanding	543	576	621	638	642

Earnings per share:
Basic	$2.88	$2.61	$2.38	$1.57	$1.00
Diluted	2.86	2.59	2.38	1.57	0.99
Adjusted earnings per share:
Basic	$3.22	$2.91	$2.51	$1.98	$1.67
Diluted	3.19	2.89	2.51	1.98	1.66
Balance Sheet:
Assets
Property, plant and equipment, net	$9,114	$8,437	$8,197	$7,898	$7,289
Goodwill	3,280	3,108	3,018	3,024	3,027
Intangible assets	2,721	2,591	2,643	2,761	2,086
Investments	1,107	933	563	343	485
Other assets	2,140	1,964	2,597	3,056	2,438
	$18,362	$17,033	$17,018	$17,082	$15,325
Liabilities and Shareholders’ Equity
Long-term debt	$10,034	$8,654	$8,463	$8,506	$6,033
Accounts payable and other liabilities	4,756	4,619	4,282	3,860	4,668
Total liabilities	14,790	13,273	12,745	12,366	10,701
Shareholders’ equity	3,572	3,760	4,273	4,716	4,624
	$18,362	$17,033	$17,018	$17,082	$15,325
Ratios:
Revenue growth	2%	4%	3%	12%	15%
Adjusted operating profit growth	2%	6%	8%	10%	26%
Debt/adjusted operating profit(3)	2.2	2.1	2.1	2.1	2.1
Dividends declared per share	$1.42	$1.28	$1.16	$1.00	$0.42

(1)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	Cash flow from operations excluding changes in working capital amounts.
(3)	Debt includes net derivative liabilities at the risk free mark-to-market value and is net of cash as applicable.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    71

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF SEASONALITY AND QUARTERLY RESULTS

Quarterly results and statistics for the previous eight quarters are outlined following this section.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. As a result, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Each of Wireless, Cable and Media has unique seasonal aspects to its business.

Wireless’ operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. In particular, operating results may be influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and subsidies, resulting in higher subscriber acquisition and activation-related expenses in certain periods.

The operating results of Cable Operations services are subject to modest seasonal fluctuations in subscriber additions and disconnections, which are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations, or seasonal relocations, as well as our concentrated marketing efforts generally conducted during the fourth quarter. Video operations may also experience modest fluctuations from quarter-to-quarter due to the availability and timing of release of popular titles throughout the year. RBS does not have any unique seasonal aspects to its business.

The seasonality at Media is a result of fluctuations in advertising and related retail cycles, since they relate to periods of increased consumer activity as well as fluctuations associated with the Major League Baseball season, where revenues and expenses are generally concentrated in the spring, summer and fall months.

In addition to the seasonal trends, revenue and operating profit can fluctuate from general economic conditions.

Wireless revenue and operating profit trends reflect the increasing number of wireless voice and data subscribers and increased handset subsidies as a result of a consumer shift towards smartphones, and a decrease in blended ARPU. Wireless has continued its strategy of targeting higher value postpaid subscribers and selling prepaid handsets at higher price points, which has also contributed over time to the significantly heavier mix of postpaid versus prepaid subscribers. Meanwhile, the successful growth in customer base and increased market penetration have been met by increasing customer service and retention expenses and increasing credit and collection costs. However, these costs have been offset by operating efficiencies and increasing roaming revenues from our subscribers travelling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our GSM network.

Cable Operations services revenue and operating profit increased primarily due to price increases, increased penetration of its digital products and incremental programming packages, and the scaling and rapid growth of our cable telephony service. Similarly, the steady growth of Internet revenues has been the result of a greater penetration of Internet subscribers as a percentage of homes passed. RBS’s operating profit margin reflects the pricing pressures on long-distance and higher carrier costs, with an increase in lower margin long-distance revenue. Video revenue has decreased as a result of a continued decline in video rental and sales activity.

Media’s results are generally attributable to continuous investment in prime time programming, increased subscriber fees and improvements in the advertising and consumer market. The launch of Sportsnet World, Sportsnet Magazine, CityNews and FX (Canada) during 2011 also resulted in incremental costs and revenue.

Other fluctuations in net income from quarter-to-quarter can also be attributed to losses on repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets and changes in income tax expense.

Summary of Fourth Quarter 2011 Results

During the three months ended December 31, 2011, consolidated operating revenue increased 1% to $3,177 million compared to $3,138 million in the corresponding period in 2010, arising from Cable Operations revenue growth of 3%, and Media revenue growth of 3% while Wireless network revenue remained flat. Consolidated fourth quarter adjusted operating profit increased 3% year-over-year to $1,094 million, with 14% growth at Cable and 83% growth at Media, offset by a 5% decline at Wireless.

Consolidated operating income for the three months ended December 31, 2011 totalled $583 million, compared to $633 million in the corresponding period of 2010.

We recorded net income of $327 million for the three months ended December 31, 2011, with basic and diluted earnings per share of $0.62 and $0.61, respectively, compared to a net income of $302 million with basic and diluted earnings per share of $0.54 and $0.50, respectively, in the corresponding period of 2010.

72    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Quarterly Consolidated Financial Summary(1)

	IFRS
	2011				2010
(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating revenue
Wireless	$1,826	$1,832	$1,759	$1,721	$1,788	$1,816	$1,707	$1,662
Cable	953	940	950	953	954	946	943	942
Media	428	407	437	339	416	369	386	290
Corporate items and eliminations	(30)	(30)	(31)	(26)	(20)	(20)	(19)	(18)
Total operating revenue	3,177	3,149	3,115	2,987	3,138	3,111	3,017	2,876

Adjusted operating profit (loss)(2)
Wireless	670	815	761	790	704	821	819	829
Cable	416	379	416	401	364	373	343	346
Media	44	55	91	(10)	24	40	62	5
Corporate items and eliminations	(36)	(29)	(26)	(21)	(28)	(16)	(30)	(21)
Adjusted operating profit(2)	1,094	1,220	1,242	1,160	1,064	1,218	1,194	1,159
Stock-based compensation (expense) recovery	(34)	19	(41)	(8)	26	(41)	(9)	(26)
Settlement of pension obligations	–	–	(11)	–	–	–	–	–
Integration, restructuring and acquisition expenses	(23)	(17)	(19)	(11)	(22)	(8)	(8)	(2)
Other items, net	–	–	–	–	5	(4)	–	(15)
Operating profit(2)	1,037	1,222	1,171	1,141	1,073	1,165	1,177	1,116
Depreciation and amortization	(454)	(427)	(444)	(418)	(429)	(399)	(405)	(406)
Impairment of assets	–	–	–	–	(11)	–	–	–
Operating income	583	795	727	723	633	766	772	710
Interest on long-term debt	(169)	(167)	(167)	(165)	(164)	(167)	(170)	(168)
Loss on repayment of long-term debt	–	–	–	(99)	–	(87)	–	–
Other income (expense), net	8	22	6	1	(24)	3	23	(13)
Income tax expense	(95)	(159)	(156)	(125)	(143)	(135)	(173)	(161)
Net income	$327	$491	$410	$335	$302	$380	$452	$368

Add (deduct):
Stock-based compensation expense (recovery)	34	(19)	41	8	(26)	41	9	26
Settlement of pension obligations	–	–	11	–	–	–	–	–
Integration, restructuring and acquisition expenses	23	17	19	11	22	8	8	2
Other items, net	–	–	–	–	(5)	4	–	15
Loss on repayment of long-term debt	–	–	–	99	–	87	–	–
Impairment of assets	–	–	–	–	11	–	–	–
Income tax impact of above items	(12)	(4)	(14)	(30)	(6)	(41)	(5)	(14)
Income tax charge, cash-settled stock options	–	–	–	–	40	–	–	–
Adjusted net income(2)	$372	$485	$467	$423	$338	$479	$464	$397

Earnings per share:
Basic	$0.62	$0.91	$0.75	$0.60	$0.54	$0.66	$0.78	$0.62
Diluted	$0.61	$0.87	$0.75	$0.60	$0.50	$0.66	$0.77	$0.62

As adjusted(2):
Earnings per share:
Basic	$0.70	$0.89	$0.85	$0.76	$0.60	$0.83	$0.80	$0.67
Diluted	$0.70	$0.89	$0.85	$0.76	$0.60	$0.83	$0.79	$0.67

Additions to PP&E(2)	$653	$559	$520	$395	$591	$439	$439	$365

(1)

This quarterly summary provides the quarterly results under the current period’s presentation. Commencing January 1, 2011, the results of the former Rogers Retail segment are segregated as follows: the results of operations of the Video business are presented as a separate operating segment and the former Rogers Retail segment results of operations related to wireless and cable products and services are included in the results of operations of Wireless and Cable Operations, respectively. In addition, commencing January 1, 2011, certain intercompany transactions between the Company’s RBS segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are recorded as cost recoveries in RBS. For these two changes, comparative figures for 2010 have been reclassified to conform to the current period’s presentation.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    73

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTORS

Our outstanding public debt, $2.4 billion bank credit facility and Derivatives are unsecured obligations of RCI, as obligor, and RCP, as co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI; (ii) RCP; (iii) our non-guarantor subsidiaries (“Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts. Information for periods prior to July 1, 2010 has been presented as if the corporate reorganization (which occurred on July 1, 2010) had occurred on January 1, 2010.

	Years ended December 31 (unaudited)(3)(4)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries(2)		Consolidating Adjustments (2)		Total Consolidated Amounts
(In millions of dollars)	Dec. 31 2011	Dec. 31 2010	Dec. 31 2011	Dec. 31 2010	Dec. 31 2011	Dec. 31 2010	Dec. 31 2011	Dec. 31 2010	Dec. 31 2011	Dec. 31 2010
Statement of Income Data:
Revenue	$105	$97	$10,901	$10,604	$1,674	$1,521	$(252)	$(80)	$12,428	$12,142
Operating income (loss)	(169)	(141)	2,958	3,072	107	12	(68)	(62)	2,828	2,881
Net income (loss)	1,563	1,502	2,920	3,147	861	363	(3,781)	(3,510)	1,563	1,502
	As at period end December 31 (unaudited)(3)(4)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries(2)		Consolidating Adjustments (2)		Total Consolidated Amounts
(In millions of dollars)	Dec. 31 2011	Dec. 31 2010	Dec. 31 2011	Dec. 31 2010	Dec. 31 2011	Dec. 31 2010	Dec. 31 2011	Dec. 31 2010	Dec. 31 2011	Dec. 31 2010
Balance Sheet Data (at period end):
Current assets	$710	$650	$5,288	$2,773	$1,608	$1,622	$(5,694)	$(3,286)	$1,912	$1,759
Non-current assets	23,383	19,374	11,350	9,075	5,681	5,373	(23,964)	(18,548)	16,450	15,274
Current liabilities	5,538	3,018	1,834	2,045	868	952	(5,691)	(3,182)	2,549	2,833
Non-current liabilities	11,640	9,839	259	218	188	207	154	176	12,241	10,440

(1)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
(2)

Amounts recorded in current liabilities and non-current liabilities for the guarantors do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

(3)	Information for periods prior to July 1, 2010 has been presented as if the corporate reorganization (which occurred on July 1, 2010) had occurred on January 1, 2010.
(4)	Information prior to January 1, 2011 has been conformed to reflect the adoption of IFRS and has been reclassified for a change in business strategy as described in this MD&A.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

The management of our company is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, based on the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as of December 31, 2011, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

Changes in Internal Control Over Financial Reporting and Disclosure Controls and Procedures

There have been no changes in our internal controls over financial reporting during 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

74    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

SUPPLEMENTARY INFORMATION: NON-GAAP CALCULATIONS

Operating Profit Margin Calculations

Years ended December 31, (In millions of dollars, except for margins)	2011		2010
RCI:
Adjusted operating profit	$4,716		$4,635
Divided by total revenue	12,428		12,142
RCI adjusted operating profit margin	37.9%		38.2%

WIRELESS:
Adjusted operating profit	$3,036		$3,173
Divided by network revenue	6,601		6,526
Wireless adjusted operating profit margin	46.0%		48.6%

CABLE:
Cable Operations:
Adjusted operating profit	$1,549		$1,419
Divided by revenue	3,309		3,190
Cable Operations adjusted operating profit margin	46.8%		44.5%

Rogers Business Solutions:
Adjusted operating profit	$86		$40
Divided by revenue	405		452
Rogers Business Solutions adjusted operating profit margin	21.2%		8.8%

Video:
Adjusted operating loss	$(23)		$(33)
Divided by revenue	82		143
Video adjusted operating loss margin	(28.0%	)	(23.1%	)

MEDIA:
Adjusted operating profit	$180		$131
Divided by revenue	1,611		1,461
Media adjusted operating profit margin	11.2%		9.0%

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    75

MANAGEMENT’S DISCUSSION AND ANALYSIS

Calculations of Adjusted Operating Profit, Net Income, Earnings Per Share and Free Cash Flow

Years ended December 31, (In millions of dollars, except per share amounts; number of shares outstanding in millions)	2011	2010
Operating profit	$4,571	$4,531
Add (deduct):
Stock-based compensation expense	64	50
Settlement of pension obligations	11	–
Integration, restructuring and acquisition expenses	70	40
Other items, net	–	14
Adjusted operating profit	$4,716	$4,635

Net income	$1,563	$1,502
Add (deduct):
Stock-based compensation expense	64	50
Settlement of pension obligations	11	–
Integration, restructuring and acquisition expenses	70	40
Other items, net	–	14
Loss on repayment of long-term debt	99	87
Impairment of assets	–	11
Income tax impact of above items	(60)	(66)
Income tax charge, cash-settled stock options due to legislative change	–	40
Adjusted net income	$1,747	$1,678

Adjusted basic earnings per share:
Adjusted net income	$1,747	$1,678
Divided by: weighted average number of shares outstanding	543	576
Adjusted basic earnings per share	$3.22	$2.91

Adjusted diluted earnings per share:
Adjusted net income	$1,747	$1,678
Divided by: diluted weighted average number of shares outstanding	547	580
Adjusted diluted earnings per share	$3.19	$2.89

Basic earnings per share:
Net income	$1,563	$1,502
Divided by: weighted average number of shares outstanding	543	576
Basic earnings per share	$2.88	$2.61

Diluted earnings per share:
Net income	$1,563	$1,502
Divided by: diluted weighted average number of shares outstanding	547	580
Diluted earnings per share	$2.86	$2.59

Calculation of Free Cash Flow

Adjusted operating profit	$4,716	$4,635
Add (deduct):
PP&E expenditures	(2,127)	(1,834)
Interest on long-term debt, net of capitalization	(639)	(666)
Cash income taxes	(99)	(152)
Free cash flow	$1,851	$1,983

76    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Wireless Non-GAAP Calculations (1)

Years ended December 31, (In millions of dollars, subscribers in thousands, except ARPU figures and adjusted operating profit margin)	2011	2010
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$6,275	$6,229
Divided by: average postpaid wireless voice and data subscribers	7,443	7,148
Divided by: 12 months	12	12
	$70.26	$72.62
Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$326	$297
Divided by: average prepaid subscribers	1,695	1,537
Divided by: 12 months	12	12
	$16.02	$16.10
Blended ARPU (monthly)
Voice and data revenue	$6,601	$6,526
Divided by: average wireless voice and data subscribers	9,138	8,685
Divided by: 12 months	12	12
	$60.20	$62.62

(1)	For definitions of key performance indicators and non-GAAP measures, see the section entitled “Key Performance Indicators and Non-GAAP Measures”.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    77

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

December 31, 2011

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards. The consolidated financial statements include certain amounts that are based on the best estimates and judgments of management and in their opinion present fairly, in all material respects, Rogers Communications lnc.’s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in Management’s Discussion and Analysis and has ensured that it is consistent with the consolidated financial statements.

Management of Rogers Communications Inc., in furtherance of the integrity of the consolidated financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of consolidated financial statements and that Rogers Communications lnc.’s assets are properly accounted for and safeguarded. The internal control processes include management’s communication to employees of policies that govern ethical business conduct.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee meets periodically with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review Management’s Discussion and Analysis, the consolidated financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

February 21, 2012

Nadir H. Mohamed, FCA President and Chief Executive Officer	William W. Linton, FCA Executive Vice President, Finance and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF ROGERS COMMUNICATIONS INC.:

We have audited the accompanying consolidated financial statements of Rogers Communications Inc., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment,

including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Rogers Communications Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 21, 2012

78    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS OF ROGERS COMMUNICATIONS INC.:

We have audited the accompanying consolidated statements of financial position of Rogers Communications Inc. as of December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010. These consolidated financial statements are the responsibility of Rogers Communications Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rogers Communications Inc. as of December 31,

2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2012 expressed an unqualified opinion on the effectiveness of Rogers Communications Inc.’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 21, 2012

        ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS OF ROGERS COMMUNICATIONS INC.:

We have audited Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Rogers Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rogers Communications Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Rogers Communications Inc. as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2011, and our report dated February 21, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 21, 2012

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF INCOME

(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended December 31,	2011	2010
Operating revenue	$12,428	$12,142

Operating expenses:
Operating costs (note 5)	7,787	7,571
Integration, restructuring and acquisition costs (note 8)	70	40
Depreciation and amortization (notes 12 and 13)	1,743	1,639
Impairment of assets (note 13)	–	11

Operating income	2,828	2,881

Finance costs (note 6)	(738)	(768)
Other income (expense), net	1	(1)
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	7	2

Income before income taxes	2,098	2,114

Income tax expense (note 9)	535	612
Net income for the year	$1,563	$1,502

Earnings per share (note 10):
Basic	$2.88	$2.61
Diluted	2.86	2.59

See accompanying notes to consolidated financial statements.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    79

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN MILLIONS OF CANADIAN DOLLARS)

Years ended December 31,	2011	2010
Net income for the year	$1,563	$1,502

Other comprehensive income (loss):
Defined benefit pension plans:
Actuarial loss	(89)	(80)
Related income tax recovery	22	21
	(67)	(59)

Change in fair value of available-for-sale investments:
Increase in fair value	174	102
Related income tax expense	(22)	(13)
	152	89

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	33	(221)
Reclassification to net income due to settlement of cross-currency interest rate exchange agreements	22	–
Reclassification to net income for foreign exchange (loss)/gain on long-term debt	(73)	264
Reclassification to net income of accrued interest	69	97
Related income tax expense	(21)	(25)
	30	115

Other comprehensive income for the year	115	145
Comprehensive income for the year	$1,678	$1,647

See accompanying notes to consolidated financial statements.

80    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN MILLIONS OF CANADIAN DOLLARS)

	December 31, 2011	December 31, 2010	January 1, 2010
ASSETS
Current assets:
Cash and cash equivalents	$–	$–	$378
Accounts receivable	1,574	1,443	1,289
Other current assets (note 11)	322	315	277
Current portion of derivative instruments (note 18)	16	1	4
	1,912	1,759	1,948

Property, plant and equipment (note 12)	9,114	8,437	8,136
Goodwill (note 13)	3,280	3,108	3,011
Intangible assets (note 13)	2,721	2,591	2,640
Investments (note 14)	1,107	933	715
Derivative instruments (note 18)	64	6	78
Other long-term assets (note 15)	134	147	113
Deferred tax assets (note 9)	30	52	84
	$18,362	$17,033	$16,725

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank advances	$57	$45	$–
Accounts payable and accrued liabilities	2,085	2,133	2,066
Income tax payable	–	238	147
Current portion of provisions (note 16)	35	21	14
Current portion of long-term debt (note 17)	–	–	1
Current portion of derivative instruments (note 18)	37	67	80
Unearned revenue	335	329	335
	2,549	2,833	2,643

Provisions (note 16)	38	62	58
Long-term debt (note 17)	10,034	8,654	8,396
Derivative instruments (note 18)	503	840	1,004
Other long-term liabilities (note 19)	276	229	177
Deferred tax liabilities (note 9)	1,390	655	291
	14,790	13,273	12,569

Shareholders’ equity (note 21)	3,572	3,760	4,156
	$18,362	$17,033	$16,725

Guarantees (note 18(e)(ii))

Commitments (note 25)

Contingent liabilities (note 26)

Subsequent events (note 27)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Alan D. Horn, C.A.	Ronald D. Besse
Director	Director

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    81

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN MILLIONS OF CANADIAN DOLLARS)

	Class A Voting shares		Class B Non-Voting shares				Available-for-sale financial assets reserve
Year ended December 31, 2011	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Share premium	Retained earnings		Hedging reserve	Total shareholders’ equity
Balances, January 1, 2011	$72	112,462	$426	443,072	$1,113	$1,923	$281	$(55)	$3,760

Net income for the year	–	–	–	–	–	1,563	–	–	1,563
Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	–	(67)	–	–	(67)
Available-for-sale investments, net of tax	–	–	–	–	–	–	152	–	152
Derivative instruments, net of tax	–	–	–	–	–	–	–	30	30
Total other comprehensive income	–	–	–	–	–	(67)	152	30	115
Comprehensive income for the year	–	–	–	–	–	1,496	152	30	1,678
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	–	–	(30)	(30,943)	(870)	(199)	–	–	(1,099)
Dividends declared	–	–	–	–	–	(766)	–	–	(766)
Shares issued on exercise of stock options	–	–	10	266	–	–	–	–	10
Acquisition of non-controlling interests	–	–	–	–	–	(11)	–	–	(11)
Total transactions with shareholders	–	–	(20)	(30,677)	(870)	(976)	–	–	(1,866)
Balances, December 31, 2011	$72	112,462	$406	412,395	$243	$2,443	$433	$(25)	$3,572

	Class A Voting shares		Class B Non-Voting shares				Available-for-sale financial assets reserve
Year ended December 31, 2010	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Share premium	Retained earnings		Hedging reserve	Total shareholders’ equity
Balances, January 1, 2010	$72	112,462	$456	479,948	$2,304	$1,302	$192	$(170)	$4,156

Net income for the year	–	–	–	–	–	1,502	–	–	1,502
Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	–	(59)	–	–	(59)
Available-for-sale investments, net of tax	–	–	–	–	–	–	89	–	89
Derivative instruments, net of tax	–	–	–	–	–	–	–	115	115
Total other comprehensive income	–	–	–	–	–	(59)	89	115	145
Comprehensive income for the year	–	–	–	–	–	1,443	89	115	1,647
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	–	–	(37)	(37,081)	(1,191)	(84)	–	–	(1,312)
Dividends declared	–	–			–	(738)	–	–	(738)
Shares issued on exercise of stock options	–	–	7	205	–	–	–	–	7
Total transactions with shareholders	–	–	(30)	(36,876)	(1,191)	(822)	–	–	(2,043)
Balances, December 31, 2010	$72	112,462	$426	443,072	$1,113	$1,923	$281	$(55)	$3,760

See accompanying notes to consolidated financial statements.

82    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN MILLIONS OF CANADIAN DOLLARS)

Years ended December 31,	2011	2010
Cash provided by (used in):

Operating activities:
Net income for the year	$1,563	$1,502
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	1,743	1,639
Impairment of assets	–	11
Program rights amortization	57	74
Video rental amortization	26	54
Finance costs	738	768
Income tax expense	535	612
Pension contributions, net of expense	(41)	(35)
Settlement of pension obligations	11	–
Stock-based compensation expense	64	50
Amortization of fair value decrement (increment) on long-term debt	1	(2)
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	(7)	(2)
Other	8	12
	4,698	4,683
Change in non-cash operating working capital items	(169)	(386)
	4,529	4,297
Income taxes paid	(99)	(152)
Interest paid	(639)	(651)
	3,791	3,494
Investing activities:
Additions to property, plant and equipment (“PP&E”)	(2,127)	(1,834)
Change in non-cash working capital items related to PP&E	(89)	126
Investment in Cogeco Inc. and Cogeco Cable Inc.	–	(75)
Acquisitions, net of cash and cash equivalents acquired	(532)	(201)
Additions to program rights	(56)	(51)
Other	(27)	(29)
	(2,831)	(2,064)
Financing activities:
Issuance of long-term debt	4,100	2,935
Repayment of long-term debt	(2,802)	(2,387)
Premium on repayment of long-term debt	(76)	(79)
Payment on settlement of cross-currency interest rate exchange agreement and forward contracts	(1,208)	(816)
Proceeds on settlement of cross-currency interest rate exchange agreement and forward contracts	878	547
Transaction costs incurred	(10)	(10)
Repurchase of Class B Non-Voting shares	(1,099)	(1,312)
Proceeds received on exercise of stock options	3	3
Dividends paid	(758)	(734)
	(972)	(1,853)

Change in cash and cash equivalents (bank advances)	(12)	(423)

Cash and cash equivalents (bank advances), beginning of year	(45)	378
Cash and cash equivalents (bank advances), end of year	$(57)	$(45)

The change in non-cash operating working capital items is as follows:
Increase in accounts receivable	$(86)	$(147)
Increase in other assets	(33)	(89)
Decrease in accounts payable and accrued liabilities	(51)	(140)
Increase/(decrease) in income tax payable	5	(2)
Decrease in unearned revenue	(4)	(8)
	$(169)	$(386)

Cash and cash equivalents (bank advances) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to consolidated financial statements.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR AMOUNTS IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

1.	NATURE OF THE BUSINESS:

Rogers Communications Inc. (“RCI”) is a diversified Canadian communications and media company, incorporated in Canada, with substantially all of its operations and sales in Canada. Through its Wireless segment (“Wireless”), RCI is engaged in wireless voice and data communications services. RCI’s Cable segment (“Cable”) consists of Cable Operations, Rogers Business Solutions (“RBS”) and Rogers Video (“Video”). Through Cable Operations, RCI provides television, high-speed Internet and telephony products primarily to residential customers; RBS provides local and long-distance telephone, enhanced voice and data networking services, and IP access to medium and large Canadian businesses and governments; and Video offers digital video disc (“DVD”) and video game sales and rentals. RCI is engaged in radio and television broadcasting, televised shopping, consumer, trade and professional publications, sports entertainment, and digital media properties through its Media segment (“Media”). RCI and its subsidiary companies are collectively referred to herein as the “Company”.

The Company’s registered office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

RCI Class A Voting and Class B Non-Voting shares are traded in Canada on the Toronto Stock Exchange (“TSX”) and its Class B Non-Voting shares are also traded on the New York Stock Exchange (“NYSE“).

2.	SIGNIFICANT ACCOUNTING POLICIES:

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS, and the Company has elected January 1, 2010 as the date of transition to IFRS (the “Transition Date”). IFRS 1, First-time Adoption of IFRS (“IFRS 1”), has been applied. An explanation of how the transition to IFRS has affected the consolidated financial statements is included in note 3.

The consolidated financial statements of the Company for the years ended December 31, 2011 and 2010 and as at January 1, 2010 were approved by the Board of Directors on February 21, 2012.

(b)	Basis of presentation:

The consolidated financial statements include the accounts of the Company. Intercompany transactions and balances are eliminated on consolidation.

The consolidated financial statements have been prepared mainly under the historical cost convention. Other measurement bases used are described in the applicable notes. The Company’s financial year corresponds to the calendar year. The consolidated financial statements are prepared in millions of Canadian dollars.

Presentation of the consolidated statements of financial position differentiates between current and non-current assets and liabilities. The consolidated statements of income are presented using the nature classification for expenses.

Concurrent with the impact of the transition to IFRS described in note 3, the Company underwent a change in strategy which impacted the Company’s management reporting resulting in changes to the

Company’s reportable segments. Commencing January 1, 2011, the results of the former Rogers Retail segment are segregated as follows: the results of operations of the Video business are presented as a separate operating segment and the former Rogers Retail segment results of operations related to wireless and cable products and services are included in the results of operations of Wireless and Cable Operations, respectively. In addition, certain intercompany transactions between the Company’s RBS segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are recorded as cost recoveries in RBS beginning January 1, 2011. The effect of these changes in management reporting on the comparatives for 2010 was a decrease in RBS revenue of $108 million and a decrease in RBS operating costs of $108 million, and a decrease in Video revenue of $212 million and a decrease in Video operating costs of $206 million. These transactions were offset by elimination entries resulting in no effect to the consolidated revenue or operating costs.

(c)	Basis of consolidation:
(i)	Subsidiaries:

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries as follows:

•

consideration transferred is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, and acquisition transaction costs are expensed as incurred;

•	identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;

•

the excess of the fair value of consideration transferred including the recognized amount of any non-controlling interest of the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill; and

•	if the fair value of the consideration transferred is less than the fair value of the net assets acquired, the difference is recognized directly in the consolidated statements of income.

(ii)	Investments in associates and joint ventures:

The Company’s interests in investments in associates and joint ventures are accounted for using the equity method of accounting. Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The investments in associates and joint ventures are initially recognized at cost. The carrying amount is increased or decreased to recognize, in net income, the Company’s share of the income or loss of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

84    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

(iii)	Investments in publicly traded and private companies:

Publicly traded investments where no control or significant influence exists are classified as available-for-sale investments and are recorded at fair value. Fair value of other investments in private companies where no control or significant influence exists and no active market exists is determined by using well established market or asset based, or projected income valuation techniques, which are applied appropriately to each investment depending on its future operating and profitability prospects. Changes in fair value of these investments are recorded in other comprehensive income (“OCI”) until such time as the investments are disposed of or become impaired. Investments are considered impaired when there is a significant or prolonged decline in fair value below cost.

(d)	Revenue recognition:

The Company’s principal sources of revenues and recognition of these revenues for financial statement purposes are as follows:

(i)

monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services and media subscriptions are recorded as revenue on a pro rata basis as the service is provided;

(ii)

revenue from airtime, data services, roaming, long-distance and optional services, pay-per-use services, video rentals and other sales of products are recorded as revenue as the services or products are delivered;

(iii)

revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscriber in the case of direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues upon activation of the equipment;

(iv)

installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, in Wireless, these fees are recorded as part of equipment revenue and, in Cable, are deferred and amortized over the related service period. The related service period for Cable ranges from 26 to 48 months, based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to reconnects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to PP&E and amortized over the useful lives of the related assets;

(v)

advertising revenue is recorded in the period the advertising airs on the Company’s radio or television stations; is featured in the Company’s publications; or is displayed on the Company’s digital properties;

(vi)	monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;

(vii)

The Toronto Blue Jays Baseball Club’s (“Blue Jays”) revenue from home game admission and concessions is recognized as the related games are played during the baseball season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement, which distributes funds to and from member clubs, based on each club’s revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured;

(viii)

discounts provided to customers related to combined purchases of Wireless, Cable and Media products and services are charged directly to the revenue for the products and services to which they relate; and

(ix)

awards granted to customers through customer loyalty programs are considered a separately identifiable component of the sales transactions and, as a result, are deferred until recognized as operating revenue when the awards are redeemed by the customer and the goods or services are provided by the Company. The portion allocated to the award credit is estimated based on the fair value of the right to the future goods and services. The amount of revenue recognized is based on the number of award credits redeemed relative to the total number of award credits that are expected to be redeemed.

The Company offers certain products and services as part of multiple deliverable arrangements. The Company divides multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and the Company’s relevant revenue recognition policies are applied to them. The Company recognizes revenue to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Unearned revenue includes subscriber deposits, cable installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(e)	Subscriber acquisition and retention costs:

Except as described in note 2(d)(iv) as it relates to cable installation costs, the Company expenses the costs related to the acquisition or retention of subscribers as incurred.

(f)	Stock-based compensation and other stock-based payments:

The Company’s employee stock option plans, which are described in note 22(a), attach cash-settled share appreciation rights (“SARs”) to all granted stock options. The SARs feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares. All outstanding stock options are classified as liabilities and are carried at their fair value, measured using option valuation techniques that are compliant with IFRS 2, Share-based Payment (“IFRS 2”). The fair value of the liability is remeasured each period and is amortized to income using a graded vesting approach over the period in which the related services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter.

The Company has a restricted share unit (“RSU”) plan, which is described in note 22(b). RSUs that will be settled in cash are recorded as liabilities. The measurement of the liability and compensation costs for these awards is based on the fair value of the award and is recorded as a charge to income over the vesting period of the award. Changes in the Company’s liability subsequent to the grant of the award and prior to the settlement date, due to changes in fair value of the award, are recorded as a charge to income in the year incurred. The payment amount is established as of the vesting date of the award.

The Company has a deferred share unit (“DSU”) plan, which is described in note 22(c). DSUs that will be settled in cash are recorded as liabilities. The measurement of the liability for these awards is

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

based on the fair value of the award at the date of grant. Changes in the Company’s liability subsequent to the grant of the award and prior to the settlement date, due to changes in the fair value of the award, are recorded as a charge to income in the year incurred. The payment amount is established as of the exercise date of the award.

The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions and the Company makes certain defined contribution matches, which are recorded as compensation expense in the year made.

(g)	Income taxes:

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in the consolidated statements of income except to the extent that they relate to a business combination, or items recognized directly in equity or in OCI.

Current tax is the expected tax payable or receivable based on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same authority on the same taxable entity, or on different tax entities where these entities intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(h)	Foreign currency translation:

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the consolidated statements of financial position dates and non-monetary assets and liabilities and related depreciation and amortization expenses are translated at the historical exchange rates. Revenue and expenses, other than depreciation and amortization, are translated into Canadian dollars at the average rate for the month in which the transaction was recorded. Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income and consolidated statements of comprehensive income, as applicable. Foreign exchange gains or losses are primarily related to the translation of long-term debt.

(i)	Financial and derivative instruments:
(i)	Recognition:

The Company initially recognizes loans and receivables, debt securities and subordinated liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date at which the Company becomes a party to the contractual provision of the instrument. Financial assets and financial liabilities are offset and the net amount presented in the consolidated statements of financial position when the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and liability simultaneously.

(ii)	Classification and measurement:
(a)	Non-derivative financial instruments:

Financial instruments are, for measurement purposes, grouped into classes. The classification depends on the purpose and is determined at initial recognition. All of the Company’s non-derivative financial assets are classified as available-for-sale or loans and receivables. Available-for-sale financial assets are comprised of the Company’s publicly traded and private investments. These investments are carried at fair value plus transaction costs directly attributable to the acquisition of the financial asset, on the consolidated statements of financial position, with subsequent changes in fair value, other than impairment losses, recorded in the available-for-sale financial assets reserve, a component of equity, through OCI, until such time as the investments are disposed of, at which time the cumulative fair value change in OCI related to the disposed investments is transferred to income.

Upon initial recognition, all of the Company’s loans and receivables, comprised of cash and cash equivalents and accounts receivable are measured at fair value plus transaction costs directly attributable to the acquisition of the financial asset and subsequently carried at amortized cost using the effective interest method, with changes recorded through net income.

All of the Company’s non-derivative financial liabilities are classified as other financial liabilities and are initially measured at fair value plus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to the initial recognition and measurement, these non-derivative financial liabilities are measured at amortized cost using the effective interest method. Such liabilities include bank advances arising from outstanding cheques, accounts payable and accrued liabilities, provisions, and long-term debt.

(b)	Derivative financial instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates, with respect to debt (“Debt Derivatives”) and to manage risks from fluctuations in exchange rates on certain forecast expenditures (“Expenditure Derivatives” and, together with Debt Derivatives, “Derivatives”). From time to time, these instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and foreign exchange option agreements. All such instruments are only used for risk management purposes. The Company does not use derivative instruments for speculative purposes.

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments and designated as such for accounting purposes. The Company assesses whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the Company first becomes a party to the contract. The changes in fair value of cash flow hedging derivatives are recorded in the hedging reserve, a component of equity, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in income. Any hedge ineffectiveness is recognized in income immediately.

On initial designation of a derivative instrument as a hedging instrument, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and

86    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80 to 125 percent.

(iii)	Impairment:

A financial asset carried at amortized cost is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flow of that asset that can be estimated reliably. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets carried at amortized cost, are assessed collectively, based on the nature of the asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in the consolidated statements of income and reflected in an allowance account against accounts receivable.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss on available-for-sale financial assets is recognized by reclassifying the losses accumulated in the fair value reserve in equity to the consolidated statements of income. The cumulative loss that is reclassified from equity to the consolidated statements of income is the difference between the acquisition cost and the current fair value, less any impairment loss previously recognized.

(iv)	Fair values:

The Company determines the fair values of its financial instruments as follows:

(a)

the carrying amounts in the consolidated statements of financial position of accounts receivable, bank advances arising from outstanding cheques, accounts payable and accrued liabilities and provisions approximate fair values because of the short-term nature of these financial instruments.

(b)	the fair values of investments that are publicly traded are determined by the quoted market values for each of the investments.

(c)

the fair values of private investments where no active market exists are determined by using well established market, asset based or projected income valuation techniques which are applied appropriately to each investment depending on its future operating and profitability prospects. Management makes assumptions that are based on market conditions existing at the consolidated statements of financial position dates.

(d)	for disclosure purposes only, the fair values of each of the Company’s public debt instruments are based on the year-end trading values. The fair value of the bank credit facility approximates its carrying amount since the interest rates approximate current market rates.

(e)

the fair values of the Company’s derivatives are determined using an estimated credit-adjusted mark-to-market valuation which involves increasing the treasury-related (“risk-free”) discount rates used to calculate the risk-free estimated mark- to-market valuation by an estimated credit spread for the relevant term and counterparty for each derivative. In the case of derivatives in an asset position (i.e., those derivatives for which the counterparties owe the Company on a net basis), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. In the case of derivatives in a liability position (i.e., those derivatives for which the Company owes the counterparties on a net basis), the Company’s credit spread is added to the risk-free discount rate. The change in fair value of the derivatives not designated as hedges for accounting purposes are recorded immediately in the consolidated statements of income.

The changes in fair value of the derivatives designated as cash flow hedges for accounting purposes are recorded in the hedging reserve within equity, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement. Changes in assumptions could significantly affect the estimates.

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data.

(v)	Current/non-current distinction:

Financial assets and liabilities due in part or in whole more than one year from the consolidated statements of financial position dates are considered to be non-current. Other financial assets and liabilities are recognized as current. Financial assets and liabilities are recognized and derecognized applying settlement date accounting.

(j)	Earnings per share:

The Company presents basic and diluted earnings per share data. Basic earnings per share is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. The diluted earnings per share is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of employee stock options and other potentially dilutive instruments, as disclosed in note 10.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(k)	Inventories and Video rental inventory:

Inventories, including handsets, digital cable equipment and merchandise for resale, are primarily measured at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Video rental inventory, which includes DVDs and video games, is amortized to its estimated residual value. The residual value of Video rental inventory is recorded as a charge to merchandise for resale in operating costs upon the sale of Video rental inventory. Amortization of Video rental inventory is charged to merchandise for resale in operating costs on a diminishing-balance basis over a six-month period.

(l)	Deferred transaction costs:

The direct costs paid to lenders to obtain revolving credit facilities are deferred and amortized on a straight-line basis over the life of the debt to which they relate.

Financing costs incurred in connection with the issuance of long-term debt are capitalized and amortized using the effective interest method.

(m)	Provisions:

Provisions are recognized when a present obligation as a result of a past event will lead to a probable outflow of economic resources from the Company and the amount of that outflow can be estimated reliably. The timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive obligation that has resulted from past events, for example, legal disputes or onerous contracts.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i)	Decommissioning and restoration costs:

In the course of the Company’s activities, network and other assets are utilized on leased premises which are expected to have costs associated with decommissioning these assets and restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate.

These decommissioning and restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements.

The Company records these decommissioning and restoration costs as PP&E and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

(ii)	Product guarantees:

A provision for product guarantees is recognized for instances where replacement products will be provided to subscribers. The provision is based on historical data and an estimate of the future replacements required for products sold on or before the reporting date.

(iii)	Restructuring:

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or management has announced the plan’s main features to those affected by it. Future operating losses are not provided for.

(iv)	Onerous contracts:

A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligation under the contract exceed the expected benefits to be derived by the Company. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with the contract.

(n)	Employee benefits:
(i)	Pension benefits:

The Company provides both contributory and non-contributory defined benefit pension plans, which provide employees with a lifetime monthly pension upon retirement. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine its present value. The Company accrues its pension plan obligations as employees render the services necessary to earn the pension. The Company uses a discount rate determined by reference to market yields at the measurement date on high quality corporate bonds to measure the accrued pension benefit obligation. Actuarial gains and losses are determined at the end of the year in connection with the valuation of the plans and are recognized in OCI and retained earnings.

The Company uses the following methods and assumptions for pension accounting associated with its defined benefit plans:

(a)

the cost of pensions is actuarially determined using the projected unit credit method. The projected unit credit method takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases.

(b)	for the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

(c)

past service costs from plan amendments are expensed immediately in the consolidated statements of income to the extent that they are already vested. Unvested past service costs are deferred and amortized on a straight-line basis over the average remaining vesting period.

Contributions to defined contribution plans are recognized as an employee benefit expense in the consolidated statements of income in the periods during which related services are rendered by employees.

(ii)	Termination benefits:

Termination benefits are recognized as an expense when the Company is committed without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date.

88    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

(o)	Property, plant and equipment:
(i)	Recognition and measurement:

Items of PP&E are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date of acquisition, construction or development is on or after January 1, 2010.

The cost of the initial cable subscriber installation is capitalized. Costs of other cable connections and disconnections are expensed, except for direct incremental installation costs related to reconnect Cable customers, which are deferred to the extent of reconnect installation revenues. Deferred reconnect revenues and expenses are amortized over the related estimated service period.

When parts of an item of PP&E have different useful lives, they are accounted for as separate components of PP&E.

Gains and losses on disposal of an item of PP&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E, and are recognized within other income in the consolidated statements of income.

(ii)	Subsequent costs:

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that additional future economic benefits associated with the subsequent expenditures will flow to the Company and the costs of the item can be reliably measured. All other expenditures are charged to operating expenses as incurred.

(iii)	Depreciation:

PP&E are stated at cost less accumulated depreciation and any impairment losses.

Depreciation is charged to the consolidated statements of income over their estimated useful lives as follows:

Asset	Basis	Rate
Buildings	Mainly diminishing balance	4% to 18%
Towers, head-ends and transmitters	Straight-line	6-2/3% to 25%
Distribution cable and subscriber drops	Straight-line	5% to 20%
Network equipment	Straight-line	6-2/3% to 33-1/3%
Wireless network radio base station equipment	Straight-line	12-1/2% to 14-1/3%
Computer equipment and software	Straight-line	14-1/3% to 33-1/3%
Customer equipment	Straight-line	20% to 33-1/3%
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Equipment and vehicles	Mainly diminishing balance	5% to 33-1/3%

Depreciation methods, rates and residual values are reviewed annually and revised if the current method, estimated useful life or residual value is different from that estimated previously. The effect of such changes is recognized in the consolidated statements of income prospectively.

(p)	Acquired program rights:

Program rights represent contractual rights acquired from third parties to broadcast television programs. Acquired program rights for broadcasting are carried at cost less accumulated amortization, and accumulated impairment losses, if any. Acquired program rights and the related liabilities are recorded on the consolidated statements of financial position when the licence period begins and the program is available for use. The cost of acquired program rights is amortized to other external purchases in the consolidated statements of income over the expected exhibition period of 1 to 5 years. If program rights are not scheduled, they are considered impaired and written off. Otherwise, they are subject to non-financial asset impairment testing as intangible assets with finite useful lives. Program rights for multi-year sports programming arrangements are expensed as incurred, when the games are aired.

(q)	Goodwill and intangible assets:
(i)	Goodwill:

Goodwill is the amount that results when the fair value of consideration transferred for an acquired business exceeds the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. When the Company enters into a business combination, the acquisition method of accounting is used. Goodwill is assigned, as of the date of the business combination, to cash generating units that are expected to benefit from the business combination. Each cash generating unit represents the lowest level at which goodwill is monitored for internal management purposes and it is never larger than an operating segment.

(ii)	Intangible assets:

Intangible assets acquired in a business combination are recorded at their fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives and are tested for impairment, as described in note 2(r). Useful lives, residual values and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

Intangible assets having an indefinite life, being spectrum and broadcast licences, are not amortized but are tested for impairment on an annual basis, as described in note 2(r). Spectrum licences and broadcast licences are indefinite life intangible assets, because there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for the Company. The determination of these assets’ indefinite life is based on an analysis of all relevant factors, including the expected usage of the asset, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives as follows:

Brand names	5 to 20 years
Customer relationships	2 to 5 years
Roaming agreements	12 years
Marketing agreements	2 to 5 years

During the year ended December 31, 2011, no significant changes were made in estimated useful lives compared to 2010.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Development expenditures are capitalized if they meet the criteria for recognition as an asset. The assets are amortized over their expected useful lives once they are available for use. Research expenditures, as well as maintenance and training costs, are expensed as incurred.

(r)	Impairment:
(i)	Goodwill and indefinite-life intangible assets:

The carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment. A cash generating unit (“CGU”) is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite life intangible assets are allocated to CGUs for the purpose of impairment testing based on the level at which management monitors them, which is not higher than an operating segment. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose.

(ii)	Non-financial assets with finite useful lives:

The carrying values of non-financial assets with finite useful lives, such as PP&E and intangible assets with finite useful lives, are assessed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If any such indication exists, the recoverable amount of the asset must be determined. Such assets are impaired if their recoverable amount is lower than their carrying amount. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the CGU to which the asset belongs is tested for impairment.

(iii)	Recognition of impairment charge:

The recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell or its value in use. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. The resulting impairment loss is recognized in the consolidated statements of income. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. When an impairment loss is subsequently reversed, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been recorded had no impairment losses been recognized for the asset or CGU in prior years. Impairment losses recognized for goodwill are not reversed.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to that asset. The cash flows used reflect management assumptions and are supported by external sources of information.

(s)	Use of estimates:

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from these estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain are as follows:

(i)	Business combinations:

The amount of goodwill initially recognized as a result of a business combination and the determination of the fair value of the identifiable assets acquired and the liabilities assumed is based, to a considerable extent, on management’s judgement.

(ii)	Income taxes:

Income tax liabilities must be estimated for the Company, including an assessment of temporary differences. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the financial statements. Management’s judgement is required for the calculation of current and deferred taxes.

(iii)	Property, plant and equipment:

Measurement of PP&E involves the use of estimates for determining the expected useful lives of depreciable assets. Management’s judgement is also required to determine depreciation methods and an asset’s residual value, the rate of capitalization of internal labour costs and whether an asset is a qualifying asset for the purposes of capitalizing borrowing costs.

(iv)	Impairment of non-financial assets:

The impairment test on CGUs is carried out by comparing the carrying amount of CGUs and their recoverable amount. The recoverable amount of a CGU is the higher of its fair value, less costs to sell and its value in use. This complex valuation process used to determine fair value less costs to sell and/or value in use entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows.

(v)	Provisions:

Considerable judgement is used in measuring and recognizing provisions and the exposure to contingent liabilities. Judgement is necessary to determine the likelihood that a pending litigation or other claim will succeed, or a liability will arise and to quantify the possible range of the final settlement.

(vi)	Financial risk management and financial instruments:

The fair value of derivative instruments, investments in publicly traded and private companies, and equity instruments is determined on the basis of either prices in regulated markets or quoted prices provided by financial counterparties, or using valuation models which also take into account subjective measurements such as, cash flow estimates or expected volatility of prices.

(vii)	Pensions:

Pension benefit costs are determined in accordance with actuarial valuations, which rely on assumptions including discount rates, life expectancies and expected return on plan assets. In the event that changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit cost may be affected materially.

(viii)	Stock options, share units and share purchase plans:

Assumptions, such as volatility, expected life of an award, risk-free interest rate, forfeiture rate, and dividend yield, are used in the underlying calculation of fair values of the Company’s stock options. Fair value is determined using the Company’s Class B Non-Voting share price, and the Black-Scholes or trinomial option pricing models, depending on the nature of the share based award. Details of the assumptions used are included in note 22.

Significant changes in the assumptions, including those with respect to future business plans and cash flows, could materially change the recorded carrying amounts.

90    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

(t)	Recent accounting pronouncements:

IFRS 7, Financial Instrument: Disclosures

In October 2010, the IASB amended IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). This amendment enhances disclosure requirements to aid financial statement users in evaluating the nature of, and risks associated with an entity’s continuing involvement in derecognized financial assets. The amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 12, Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB amended IAS 12, Deferred Tax: Recovery of Underlying Assets (“IAS 12”). IAS 12 will now include a rebuttal presumption which determines that the deferred tax on the depreciable component of an investment property measured using the fair value model from IAS 40 should be based on its carrying amount being recovered through a sale. The standard has also been amended to include the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should be measured on the sale basis. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). IFRS 10, which replaces the consolidation requirements of SIC-12 Consolidation-Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 11, Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”). IFRS 11, which replaces the guidance in IAS 31, Interests in Joint Ventures, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring interests in jointly controlled entities to be accounted for using the equity method. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 12 establishes new and comprehensive disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). IFRS 13 replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures which enable users to assess the methods and inputs used to develop fair value measurements. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 1, Presentation of Financial Statements

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). This amendment requires an entity to separately present the items of OCI as items that may or may not be reclassified to profit and loss. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 19, Employee Benefits

In June 2011, the IASB amended IAS 19, Employee Benefits (“IAS 19”). This amendment eliminated the use of the “corridor” approach and mandates all remeasurement impacts be recognized in OCI. It also enhances the disclosure requirements, providing better information about the characteristics of defined benefit plans and the risk that entities are exposed to through participation in those plans. This amendment clarifies when a company should recognize a liability and an expense for termination benefits. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 27, Separate Financial Statements

In May 2011, the IASB amended IAS 27, Separate Financial Statements (“IAS 27”). This amendment removes the requirements for consolidated statements from IAS 27, and moves it over to IFRS 10 “Consolidated Financial Statements”. The amendment mandates that when a company prepares separate financial statements, investment in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9 “Financial Instruments”. In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures

In May 2011, the IASB amended IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires for it to be continued to be accounted for under the equity method. The amendment also disallows the remeasurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRS 9, Financial Instruments

In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2015. The Company is assessing the impact of this new standard on its consolidated financial statements.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	TRANSITION TO IFRS:

As stated in note 2(a), these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 2 have been applied in preparing the consolidated financial statements as at and for the year ended December 31, 2011, the comparative information presented in these consolidated financial statements as at and for the year ended December 31, 2010, and for the opening IFRS statement of financial position at January 1, 2010 (the Company’s Transition Date to IFRS). In preparing its opening and comparative IFRS statements of financial positions, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP.

Reconciliation of financial position and shareholders’ equity at January 1, 2010:

	Canadian GAAP	Reclassification for IFRS presentation	Note	Adjustments to shareholders’ equity	Note	IFRS balance
Assets

Current assets:
Cash and cash equivalents	$383	$(5)	(f)	$–		$378
Accounts receivable	1,310	(21)	(f)	–		1,289
Other current assets	338	(61)	(f),(l)	–		277
Current portion of derivative instruments	4	–		–		4
Current portion of deferred tax assets	220	(220)	(m)	–		–
	2,255	(307)		–		1,948

Property, plant and equipment	8,197	(50)	(f)	(11)	(e)	8,136
Goodwill	3,018	(7)	(f)	–		3,011
Intangible assets	2,643	(3)	(f),(l)	–		2,640
Investments	547	167	(f)	1	(i)	715
Derivative instruments	78	–		–		78
Other long-term assets	280	(46)	(f),(g),(l)	(121)	(b)	113
Deferred tax assets	–	84	(f),(m)	–		84
	$17,018	$(162)		$(131)		$16,725
Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,175	$(118)	(d),(f),(h)	$9	(c)	$2,066
Income tax payable	147	–		–		147
Current portion of provisions	–	4	(h)	10	(h)	14
Current portion of long-term debt	1	–		–		1
Current portion of derivative instruments	80	–		–		80
Unearned revenue	284	55	(d)	(4)	(d)	335
	2,687	(59)		15		2,643

Provisions	–	39	(h)	19	(h)	58
Long-term debt	8,463	(9)	(g)	(58)	(g)	8,396
Derivative instruments	1,004	–		–		1,004
Other long-term liabilities	133	–		44	(b),(c),(f)	177
Deferred tax liabilities	458	(133)	(m)	(34)	(m)	291
	12,745	(162)		(14)		12,569

Shareholders’ equity	4,273	–		(117)	(n)	4,156
	$17,018	$(162)		$(131)		$16,725

92    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

Reconciliation of financial position and shareholders’ equity at December 31, 2010:

	Canadian GAAP	Reclassification for IFRS presentation	Note	Adjustments to shareholders’ equity	Note	IFRS balance
Assets

Current assets:
Accounts receivable	$1,480	$(37)	(f)	$–		$1,443
Other current assets	365	(50)	(f),(l)	–		315
Current portion of derivative instruments	1	–		–		1
Current portion of deferred tax assets	159	(159)	(m)	–		–
	2,005	(246)		–		1,759

Property, plant and equipment	8,493	(46)	(f)	(10)	(e)	8,437
Goodwill	3,115	(7)	(f)	–		3,108
Intangible assets	2,669	(73)	(f),(l)	(5)	(l)	2,591
Investments	721	213	(f)	(1)	(i)	933
Derivative instruments	6	–		–		6
Other long-term assets	321	(37)	(g),(l)	(137)	(b)	147
Deferred tax assets	–	52	(m)	–		52
	$17,330	$(144)		$(153)		$17,033
Liabilities and Shareholders’ Equity

Current liabilities:
Bank advances	$40	$5	(f)	$–		$45
Accounts payable and accrued liabilities	2,256	(137)	(d),(f),(h)	14	(c)	2,133
Income tax payable	238	–		–		238
Current portion of provisions	–	12	(h)	9	(h)	21
Current portion of derivative instruments	67	–		–		67
Unearned revenue	274	56	(d)	(1)	(d)	329
	2,875	(64)		22		2,833

Provisions	–	36	(h)	26	(h)	62
Long-term debt	8,718	(9)	(g)	(55)	(g)	8,654
Derivative instruments	840	–		–		840
Other long-term liabilities	124	–		105	(b),(c),(f)	229
Deferred tax liabilities	814	(107)	(m)	(52)	(m)	655
	13,371	(144)		46		13,273

Shareholders’ equity	3,959	–		(199)	(n)	3,760
	$17,330	$(144)		$(153)		$17,033

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of comprehensive income for the year ended December 31, 2010:

	Canadian GAAP	Reclassification for IFRS presentation	Note	Adjustment	Note	IFRS
Operating revenue	$12,186	$(41)	(f)	$(3)	(d)	$12,142

Operating expenses:
Operating costs	7,594	(19)	(f)	(4)	(b),(c),(h)	7,571
Integration, restructuring and acquisition costs	40	–		–		40
Depreciation and amortization	1,645	(12)	(f)	6	(e),(f)	1,639
Impairment of assets	6	–		5	(l)	11

Operating income	2,901	(10)		(10)		2,881

Finance costs	(762)	–		(6)	(e),(g),(j)	(768)
Other income (expense), net	(1)	–		–		(1)
Share of the income (loss) of associates and joint ventures accounted for using the equity method, net of tax	–	10	(f)	(8)	(h)	2

Income before income taxes	2,138	–		(24)		2,114

Income tax expense	610	–		2	(m)	612

Net income for the year	1,528	–		(26)		1,502

Other comprehensive income (loss):
Defined benefit pension plans:
Actuarial gain (loss)	–	–		(80)	(b)	(80)
Related income tax recovery	–	–		21	(m)	21
	–	–		(59)		(59)

Change in fair value of available-for-sale investments:
Increase (decrease) in fair value	104	–		(2)	(i)	102
Related income tax expense	(13)	–		–		(13)
	91	–		(2)		89

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	(227)	–		6	(j)	(221)
Reclassification to net income for foreign exchange gain on long-term debt	264	–		–		264
Reclassification to net income of accrued interest	97	–		–		97
Related income tax expense	(24)	–		(1)	(m)	(25)
	110	–		5		115

Other comprehensive income for the year	201	–		(56)		145
Comprehensive income for the year	$1,729	$–		$(82)		$1,647

94    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

In addition to the changes required to adjust for the accounting policy differences described in the following notes, interest paid and income taxes paid have been moved into the body of the consolidated statements of cash flows as part of operating activities, whereas they were previously disclosed as supplementary information. There are no other material differences related to presentation of the consolidated statements of cash flows.

(a)	Principal exemptions elected on transition to IFRS:

IFRS 1 sets out the requirements that the Company must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Company established its IFRS accounting policies for the year ended December 31, 2011, and has applied retrospectively these policies to the opening consolidated statement of financial position at the date of transition of January 1, 2010, except for specific exemptions available to the Company outlined as follows:

(i)	Business combinations:

The Company has elected to apply IFRS 3, Business Combinations (“IFRS 3”), retrospectively to all business combinations that took place on or after the date of transition, January 1, 2010. Under previous Canadian GAAP, the Company had elected to early adopt The Canadian Institute of Chartered Accountants’ Handbook Section 1582, Business Combinations, effective January 1, 2010, the requirements of which are converged with IFRS. As a condition under IFRS 1 of applying this exemption, goodwill relating to business combinations that occurred prior to January 1, 2010 was tested for impairment even though no impairment indicators were identified. No impairment existed at the date of transition.

(ii)	Leases:

The Company has elected to apply the transitional provisions in International Financial Reporting Interpretations Committee (“IFRIC”) 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”), thereby determining whether the Company has any arrangements that exist at the date of transition to IFRS that contain a lease on the basis of facts and circumstances existing at January 1, 2010. No such arrangements were identified.

(iii)	Changes in existing decommissioning, restoration and similar liabilities included in the cost of PP&E:

The Company has elected to apply the exemption to full retrospective application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”). This election allows the Company to measure the impact of any changes to its decommissioning and restoration liabilities using estimates applicable at the date of transition to IFRS, and no adjustment was required to the opening consolidated statement of financial position as a result of applying this election and IFRIC 1.

(iv)	Borrowing costs:

The Company has elected to apply the transitional provisions of IAS 23, Borrowing Costs (“IAS 23”), prospectively from the date of transition.

(v)	Transfers of assets from customers:

The Company has elected to apply the transitional provisions of IFRIC 18, Transfers of Assets from Customers (“IFRIC 18”), prospectively from the date of transition.

(b)	Employee benefits:
(i)

Upon adoption of IFRS, actuarial gains and losses, as described in the significant accounting policies note are recognized immediately in OCI, as permitted by IAS 19, Employee Benefits (“IAS 19”). Under previous Canadian GAAP, the Company used the corridor method to amortize actuarial gains or losses over the average remaining service life of the employees. At the date of transition, all previously unrecognized cumulative actuarial gains and losses, including the unamortized transitional obligation, were recognized in retained earnings, resulting in a reduction of retained earnings of $149 million. Actuarial losses of $76 million were recognized in OCI for the year ended December 31, 2010.

(ii)

In compliance with IAS 19, past service costs are recognized immediately if vested, or on a straight-line basis over the average remaining vesting period if unvested. Under Canadian GAAP, past service costs were recognized over the expected average remaining service period of active employees expected to receive benefits under the plan. At the date of transition, all previously unrecognized past service costs amounting to $9 million were fully vested and as such were recognized in retained earnings.

(iii)

Furthermore, IAS 19 requires that the defined benefit obligation and plan assets be measured at the consolidated statement of financial position date. Accordingly, the defined benefit obligation and plan assets have been measured at January 1, 2010 and December 31, 2010, resulting in an $8 million reduction to retained earnings at the Transition Date.

(iv)

In addition, IAS 19 and IFRIC 14, The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction, limit the amount that can be recognized as an asset on the consolidated statement of financial position to the present value of available contribution reductions or refunds plus unrecognized actuarial losses and unrecognized past service costs. This restriction has resulted in a limit on the asset that can be recorded for one of the Company’s defined benefit plans, which resulted in a further reduction of $8 million that has been recognized in retained earnings at the Transition Date. For the year ended December 31, 2010, $4 million was recognized in OCI.

The impact arising from the changes is summarized as follows:

Year ended December 31,	2010
Consolidated statement of comprehensive income:
Operating costs	$(5)
Other comprehensive income	80
Adjustment before income taxes	$75

	January 1, 2010	December 31, 2010
Consolidated statements of financial position:
Other long-term assets	$(121)	$(137)
Other long-term liabilities	(53)	(112)

Adjustment to retained earnings before income taxes	(174)	(249)
Related income tax effect	44	64
Adjustment to retained earnings	$(130)	$(185)

(c)	Stock-based compensation:

As described in note 22, the Company has granted stock-based compensation to employees. The Company applied IFRS 2 to its unsettled stock-based compensation arrangements at January 1, 2010, which requires that stock-based compensation be measured based on

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the fair values of the awards. Under previous Canadian GAAP, the Company accounted for these arrangements at intrinsic value.

The impact arising from the change is summarized as follows:

Year ended December 31,	2010
Consolidated statement of comprehensive income:
Operating costs	$3
Adjustment before income taxes	$3

	January 1, 2010	December 31, 2010
Consolidated statements of financial position:
Accounts payable and accrued liabilities	$(9)	$(14)
Other long-term liabilities	(6)	(4)

Adjustment to retained earnings before income taxes	(15)	(18)
Related income tax effect	4	–
Adjustment to retained earnings	$(11)	$(18)

(d)	Customer loyalty programs:

The Company applied IFRIC 13, Customer Loyalty Programmes (“IFRIC 13”), retrospectively. IFRIC 13 requires that the fair value of the awards given to a customer be identified as a separate component of the initial sales transaction and the revenue be deferred until the awards are redeemed. Under previous Canadian GAAP, the Company took a liability-based approach in accounting for customer loyalty programs.

Consistent with the requirements of IFRS, the liability balance has been reclassified from accounts payable and accrued liabilities to unearned revenue upon transition.

The impact arising from the change is summarized as follows:

Year ended December 31,	2010
Consolidated statement of comprehensive income:
Operating revenue	$(3)
Adjustment before income taxes	$(3)

	January 1, 2010	December 31, 2010
Consolidated statements of financial position:
Accounts payable and accrued liabilities	$55	$56
Unearned revenue	(51)	(55)

Adjustment to retained earnings before income taxes	4	1
Related income tax effect	(1)	–
Adjustment to retained earnings	$3	$1

(e)	Property, plant and equipment:

The Company has applied IAS 16, Property, Plant and Equipment, which requires that the Company identify the significant components of its PP&E and depreciate these parts separately over their respective useful lives which results in a more detailed approach than was used under previous Canadian GAAP. The Company has also applied IAS 23 which requires the capitalization of interest and other borrowing costs as part of the cost of certain qualifying assets which take a substantial period of time to get ready for its intended use. Under previous Canadian GAAP, the Company elected not to capitalize borrowing costs.

The impact arising from these changes is summarized as follows:

Year ended December 31,	2010
Consolidated statement of comprehensive income:
Depreciation and amortization	$2
Finance costs–capitalized interest	(3)
Adjustment before income taxes	$(1)

	January 1, 2010	December 31, 2010
Consolidated statements of financial position:
Property, plant and equipment	$(11)	$(10)
Related income tax effect	3	3
Adjustment to retained earnings	$(8)	$(7)

As noted previously, the Company has elected to apply IAS 23 prospectively from the date of transition, January 1, 2010; consequently, there was no impact to the consolidated statements of financial position at that date.

(f)	Joint ventures:
(i)

The Company applied IAS 31, Interests in Joint Ventures (“IAS 31”), at January 1, 2010. The Company has elected to use the equity method to recognize interests in joint ventures as described in note 2(c). Previous Canadian GAAP required that the Company proportionately consolidate its interests in joint ventures. This change had no impact on the Company’s net assets and consequently is presented as a reclassification difference.

(ii)

IFRS requires that the Company immediately recognize any gains that arise on non-monetary contributions to a joint venture to the extent of the other venturers’ interest in the joint venture when certain conditions are met. Under previous Canadian GAAP, these gains were deferred and amortized into income over the life of the assets contributed. The impact of this difference was to recognize $15 million of unamortized gains in opening retained earnings. Depreciation and amortization increased by $4 million for the year ended December 31, 2010 as a result of eliminating the amortization of the gain under previous Canadian GAAP.

The impacts of applying IAS 31 are summarized as follows:

Year ended December 31,	2010
Consolidated statement of comprehensive income:
Operating revenue	$41
Operating costs	(19)
Depreciation and amortization–change from proportionate consolidation	(12)
Depreciation and amortization–remove amortization of deferred gain	4
Share of the loss of associates and joint ventures accounted for using the equity method	(10)
Adjustment before income taxes	$4

96    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

	January 1, 2010	December 31, 2010
Consolidated statements of financial position:
Cash and cash equivalents	$(5)	$–
Accounts receivable	(21)	(37)
Other current assets	–	(1)
Property, plant and equipment	(50)	(46)
Goodwill	(7)	(7)
Intangible assets	(103)	(150)
Investments	167	213
Other long-term assets	2	–
Deferred tax assets	(3)	–
Bank advances	–	(5)
Accounts payable and accrued liabilities	20	33
Other long-term liabilities – remove deferred gain	15	11

Adjustment to retained earnings before income taxes	15	11
Related income tax effect	(10)	(9)
Adjustment to retained earnings	$5	$2

(g)	Financial instruments – transaction costs:

The Company has applied IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), at January 1, 2010, which requires directly attributable costs to be added to certain acquired financial assets and liabilities and amortized to the consolidated statements of income over the life of the asset or liability. Under previous Canadian GAAP, these costs were expensed as incurred. Unamortized transaction costs of $58 million related to the Company’s long-term debt were adjusted upon transition. Additionally, unamortized discounts recognized on long-term debt have been reclassified from other long-term assets to conform with IFRS presentation requirements.

The impact of the change is summarized as follows:

Year ended December 31,	2010
Consolidated statement of comprehensive income:
Finance costs – amortization	$13
Finance costs – debt issuances	(10)
Adjustment before income taxes	$3

	January 1, 2010	December 31, 2010
Consolidated statements of financial position:
Other long-term assets – reclassify unamortized discounts	$(9)	$(9)
Long-term debt – reclassify unamortized discounts	9	9
Long-term debt – unamortized transaction costs	58	55

Adjustment to retained earnings before income taxes	58	55
Related income tax effect	(16)	(15)
Adjustment to retained earnings	$42	$40
(h)	Provisions:

IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), requires separate disclosure of provisions on the face of the consolidated statements of financial position and also requires recognition of a provision for onerous contracts; that is any contract where the costs to fulfill the contract exceed the benefits to be received under the contract, neither of which were required under previous Canadian GAAP. Therefore, upon transition, all provisions were reclassified from accounts payable and accrued liabilities and the Company recognized an onerous contract provision of $29 million.

The impact of the changes is summarized as follows:

Year ended December 31,	2010
Consolidated statement of comprehensive income:
Operating costs	$(2)
Share of the income of associates and joint ventures accounted for using the equity method	8
Adjustment before income taxes	$6

	January 1, 2010	December 31, 2010
Consolidated statements of financial position:
Accounts payable and accrued liabilities	$43	$48
Current portion of provisions – reclassification	(4)	(12)
Current portion of provisions – onerous contract	(10)	(9)
Provisions – reclassification	(39)	(36)
Provisions – onerous contract	(19)	(26)

Adjustment to retained earnings before income taxes	(29)	(35)
Related income tax effect	10	8
Adjustment to retained earnings	$(19)	$(27)

(i)	Financial instruments – investments:

IAS 39 requires that the Company measure at fair value its investments in equity instruments that do not have a quoted market price in an active market classified as available-for-sale. Under previous Canadian GAAP, these investments were classified as available-for-sale and measured at cost, as cost closely approximated fair value.

The impact of this change is summarized as follows:

Year ended December 31,	2010
Consolidated statement of comprehensive income:
Increase in fair value of available-for-sale investments	$2
Adjustment before income taxes	$2

	January 1, 2010	December 31, 2010
Consolidated statements of financial position:
Investments	$1	$(1)
Available-for-sale equity reserve	(1)	1
Adjustment to retained earnings	$–	$–

There is no impact on retained earnings at January 1, 2010 or December 31, 2010 as a result of this change.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(j)	Financial instruments – hedge accounting:

IAS 39 requires that the Company include credit risk when measuring the ineffective portion of its cross-currency interest rate exchange agreements. Under previous Canadian GAAP, the Company elected not to include credit risk in the determination of the ineffective portion of its cross-currency interest rate exchange agreements.

The impact of this change is summarized as follows:

Year ended December 31,	2010
Consolidated statement of comprehensive income:
Finance costs – change in fair value of derivative instruments	$6
Change in fair value of derivative instruments	(6)
Adjustment before income taxes	$–

	January 1, 2010	December 31, 2010
Consolidated statements of financial position:
Equity reserves – hedging	$7	$1

Adjustment to retained earnings before income taxes	7	1
Related income tax effect	(1)	–
Adjustment to retained earnings	$6	$1

(k)	Share of the income or loss of associates:

IAS 1, Presentation of Financial Statements (“IAS 1”), requires that the share of the income or loss of associates accounted for using the equity method are presented as a separate line item on the face of the consolidated statements of income. Under previous Canadian GAAP, the share of the income or loss of associates was included with other income.

For the year ended December 31, 2010, the impacts of applying IAS 1 was less than $1 million.

(l)	Intangible assets and impairment of assets:

IAS 36, Impairment of Assets (“IAS 36”), uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows) and assets are tested for impairment at the level of cash generating units, which is the lowest level of assets that generate largely independent cash flows. Canadian GAAP, however, uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values, and assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes.

The impact of this change is summarized as follows:

Year ended December 31,	2010
Consolidated statement of comprehensive income:
Impairment of assets	$5
Adjustment before income taxes	$5

	January 1, 2010	December 31, 2010
Consolidated statements of financial position:
Intangible assets	$–	$(5)

Adjustment to retained earnings before income taxes	–	(5)
Related income tax effect	–	1
Adjustment to retained earnings	$–	$(4)

IAS 38, Intangible Assets (“IAS 38”), requires acquired program rights to be classified as intangible assets. Under previous Canadian GAAP, these amounts were classified as other current assets and other long-term assets. Therefore, upon transition, the Company reclassified an amount of $100 million at January 1, 2010 and $77 million at December 31, 2010 to intangible assets.

The impact of the changes is summarized as follows:

	January 1, 2010	December 31, 2010
Consolidated statements of financial position:
Other current assets	$(61)	$(49)
Intangible assets	100	77
Other long-term assets	(39)	(28)
Adjustment to retained earnings	$–	$–

(m)	Income taxes:

The above changes decreased (increased) the net deferred tax liability as follows:

	Note		January 1, 2010	December 31, 2010
Employee benefits	(b	)	$44	$64
Stock-based compensation	(c	)	4	–
Customer loyalty programs	(d	)	(1)	–
Property, plant and equipment	(e	)	3	3
Joint ventures	(f	)	(10)	(9)
Financial instruments – transaction costs	(g	)	(16)	(15)
Provisions	(h	)	10	8
Impairment of assets	(l	)	–	1
Decrease in net deferred tax liability			$34	$52

The effect on the consolidated statement of comprehensive income for the year ended December 31, 2010 was to decrease the previously reported tax charge for the period by $18 million.

Under IFRS, all deferred tax balances are classified as non-current, regardless of the classification of the underlying assets or liabilities, or the expected reversal date of the temporary difference. The effect of this change, including the impact of netting deferred tax assets and

98    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

liabilities, is to reclassify the current deferred tax asset of $220 million at January 1, 2010 and $159 million at December 31, 2010 to non-current and reclassify $87 million at January 1, 2010 and $52 million at December 31, 2010 from deferred tax liability to deferred tax asset.

IFRS requires that subsequent changes to the tax effect of items recorded in OCI in previous years be also recorded in OCI, where previously this was recorded in the consolidated statements of income. The impact of this difference on transition is to reduce equity reserves by $16 million and increase opening retained earnings by $16 million.

In addition, the Company reclassified an amount of $61 million at January 1, 2010 and $138 million at December 31, 2010 from income tax payable to deferred tax liability as compared to amounts previously reported under Canadian GAAP relating to its investment in its wholly-owned operating partnership.

(n)	The above changes decreased (increased) shareholders’ equity (each net of related tax) as follows:

	Note		January 1, 2010	December 31, 2010
Employee benefits	(b	)	$130	$185
Stock-based compensation	(c	)	11	18
Customer loyalty programs	(d	)	(3)	(1)
Property, plant and equipment	(e	)	8	7
Joint ventures	(f	)	(5)	(2)
Financial instruments–transaction costs	(g	)	(42)	(40)
Provisions	(h	)	19	27
Financial instruments–hedge accounting	(j	)	(6)	(1)
Impairment of assets	(l	)	–	4
Income tax impact transferred from equity reserves			(16)	(16)

Adjustment to retained earnings			96	181
Equity reserves–available-for-sale investments	(i	)	(1)	1
Equity reserves–hedging	(j	)	6	1
Income tax impact transferred to retained earnings			16	16
Adjustment to shareholders’ equity			$117	$199

4.	SEGMENTED INFORMATION:

OPERATING SEGMENTS:

Management reviews the operations of the Company by business segments. Effective January 1, 2011, the results of the business segments were reclassified to reflect the change in strategy as described in note 2(b). These business segments are the primary operating segments and are described as follows:

(a)	Wireless–This segment provides retail and business voice and data wireless communications services.

(b)

Cable–This segment provides cable television, cable telephony and high speed Internet access and telephony products primarily to residential customers. The Cable business consists of the following three sub segments:

(i)	Cable Operations segment which provides cable services, high speed Internet service and Rogers Home Phone;

(ii)	RBS segment offers local and long-distance telephone, enhanced voice and data services, and IP access to medium and large Canadian businesses and governments; and
(iii)	Video segment operates a DVD and video game sale and rental business.

(c)

Media–This segment operates the Company’s radio and television broadcasting operations, televised shopping, consumer, trade and professional publications, sports entertainment, and digital media properties.

The accounting policies of the segments are the same as those described in the significant accounting policies note 2 to the Company’s consolidated financial statements. The Company discloses segment operating results based on income before integration, restructuring and acquisition costs, stock-based compensation expense, loss on settlement of pension obligations, other items, depreciation and amortization, impairment of assets, finance costs, other income (loss), share of income of associates and joint ventures accounted for using the equity method, and income taxes, consistent with internal management reporting. This measure of segment operating results differs from operating income in the consolidated statements of income. All of the Company’s reportable segments are substantially in Canada.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a)	Information by reportable segments is as follows:

	Year ended December 31, 2011					Year ended December 31, 2010
	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$7,138	$3,796	$1,611	$(117)	$12,428	$6,973	$3,785	$1,461	$(77)	$12,142
Operating costs*	4,102	2,184	1,431	(5)	7,712	3,800	2,359	1,330	18	7,507
	3,036	1,612	180	(112)	4,716	3,173	1,426	131	(95)	4,635
Integration, restructuring and acquisition costs	16	39	14	1	70	5	23	12	–	40
Stock-based compensation expense*	10	9	9	36	64	12	7	10	21	50
Settlement of pension obligations*	2	5	3	1	11	–	–	–	–	–
Other items, net*	–	–	–	–	–	5	5	4	–	14
	$3,008	$1,559	$154	$(150)	4,571	$3,151	$1,391	$105	$(116)	4,531
Depreciation and amortization	674	843	63	163	1,743	648	807	60	124	1,639
Impairment of assets	–	–	–	–	–	–	–	11	–	11

Operating income (loss)	2,334	716	91	(313)	2,828	2,503	584	34	(240)	2,881
Finance costs					(738)					(768)
Other income (expense), net					1					(1)
Share of income of associates and joint ventures accounted for using equity method, net of tax					7					2
Income before income taxes					$2,098					$2,114
Additions to PP&E	$1,192	$803	$61	$71	$2,127	$937	$662	$38	$197	$1,834
Goodwill	$1,146	$1,215	$919	$–	$3,280	$1,146	$1,058	$904	$–	$3,108
Total assets	$9,184	$5,543	$1,947	$1,688	$18,362	$8,485	$5,322	$1,907	$1,319	$17,033

*Included with operating costs in consolidated statements of income.

The Company applies the same basis of accounting for transactions between reportable segments as transactions with external parties.

(b)	In addition, Cable consists of the following reportable segments:

	Year ended December 31, 2011				Year ended December 31, 2010
	Cable Operations	Rogers Business Solutions	Video	Total Cable	Cable Operations	Rogers Business Solutions	Video	Total Cable

Operating revenue	$3,309	$405	$82	$3,796	$3,190	$452	$143	$3,785
Operating costs*	1,760	319	105	2,184	1,771	412	176	2,359
	1,549	86	(23)	1,612	1,419	40	(33)	1,426
Integration, restructuring and acquisition costs	8	17	14	39	3	13	7	23
Stock-based compensation expense*	9	–	–	9	7	–	–	7
Settlement of pension obligations*	4	1	–	5	–	–	–	–
Other items, net*	–	–	–	–	7	–	(2)	5
	$1,528	$68	$(37)	1,559	$1,402	$27	$(38)	1,391
Depreciation and amortization				843				807
Operating income				$716				$584
Additions to PP&E	$748	$55	$–	$803	$611	$38	$13	$662
Goodwill	$1,000	$215	$–	$1,215	$992	$66	$–	$1,058
Total assets	$4,410	$924	$209	$5,543	$4,097	$1,056	$169	$5,322

*Included with operating costs in consolidated statements of income.

100    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

(c)	Product revenue:

Revenue is comprised of the following:

	December 31, 2011	December 31, 2010

Wireless:
Postpaid	$6,275	$6,229
Prepaid	326	297
Network revenue	6,601	6,526
Equipment sales	537	447
	7,138	6,973
Cable:
Cable Operations:
Television	1,904	1,835
Internet	927	848
Telephony	478	507
	3,309	3,190
RBS	405	452
Video	82	143
	3,796	3,785
Media:
Advertising	838	763
Circulation and subscription	303	234
Retail	263	265
Blue Jays	164	156
Other	43	43
	1,611	1,461
Corporate items and intercompany eliminations	(117)	(77)
	$12,428	$12,142

5.	OPERATING COSTS:

	December 31, 2011	December 31, 2010
Cost of equipment sales	$1,454	$1,266
Merchandise for resale	209	260
Other external purchases	4,335	4,316
Employee salaries and benefits	1,778	1,729
Settlement of pension obligations (note 20)	11	–
	$7,787	$7,571

6.	FINANCE COSTS:

	December 31, 2011	December 31, 2010
Interest on long-term debt	$668	$669
Loss on repayment of long-term debt (note 17)	99	87
Foreign exchange loss (gain)	6	(20)
Change in fair value of derivative instruments	(14)	22
Capitalized interest	(29)	(3)
Amortization of deferred transaction costs	8	13
	$738	$768
7.	BUSINESS COMBINATIONS AND DIVESTITURES:

(a)	2011 Acquisitions:
(i)	Atria Networks LP:

On January 4, 2011, the Company closed an agreement to purchase a 100% interest in Atria Networks LP (“Atria”) for cash consideration of $426 million. Atria, based in Kitchener, Ontario, owns and operates one of the largest fibre-optic networks in Ontario, delivering premier business Internet and data services. The acquisition will augment RBS’s small business and medium-sized business offerings by enhancing its ability to deliver on-net data centric services within and adjacent to Cable’s footprint.

The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 4, 2011 and has contributed incremental revenue of $72 million and an operating income of $42 million (excluding depreciation and amortization of $60 million) for the year ended December 31, 2011. The acquisition transaction costs were approximately $3 million and have been charged to integration, restructuring and acquisition costs. Of these costs, $2 million was recognized in fiscal 2010 and $1 million was recognized in the year ended December 31, 2011.

The final fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$426

Current assets	$10
PP&E	132
Customer relationships	200
Spectrum licence	4
Current liabilities	(17)
Deferred tax liabilities	(52)
Fair value of net identifiable assets acquired and liabilities assumed	277
Goodwill	$149

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill was allocated to the RBS reporting segment and is not tax deductible.

The customer relationships are being amortized over a period of 5 years.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ii)	BOUNCE FM:

On January 31, 2011, the Company closed an agreement to acquire all of the assets of Edmonton, Alberta radio station BOUNCE (CHBN-FM) for cash consideration of $22 million. The acquisition of this radio station was made to increase the Company’s presence in the Edmonton market. The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 31, 2011 and has contributed incremental revenue of $3 million and an operating loss of $1 million for the year ended December 31, 2011. The acquisition transaction costs were approximately $1 million and have been charged to integration, restructuring and acquisition costs in the current year.

The final fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$22

Current assets	$1
Broadcast licence	11
Brand name	1
Fair value of net identifiable assets acquired and liabilities assumed	13
Goodwill	$9

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill was allocated to the Media reporting segment and is tax deductible.

(iii)	BOB-FM:

On January 31, 2011, the Company closed an agreement to acquire all of the assets of London, Ontario radio station, BOB-FM (CHST-FM), for cash consideration of $16 million. The acquisition of this radio station was made to enter into the London, Ontario market. The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 31, 2011 and has contributed incremental revenue of $5 million and an operating income of $1 million for the year ended December 31, 2011. The acquisition transaction costs were approximately $1 million and have been charged to integration, restructuring and acquisition costs in the current year.

The final fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$16

Current assets	$1
Broadcast licence	6
Brand name	1
Fair value of net identifiable assets acquired and liabilities assumed	8
Goodwill	$8

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill was allocated to the Media reporting segment and is tax deductible.

(iv)	Compton Cable T.V. Ltd.:

On February 28, 2011, the Company closed an agreement to acquire all of the assets of Compton Cable T.V. Ltd. (“Compton”) for cash consideration of $40 million. Compton provides cable television, Internet and telephony services in Port Perry, Ontario and the surrounding area. The acquisition was made to enter into the Port Perry, Ontario market and is adjacent to the existing Cable footprint. The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective February 28, 2011 and has contributed incremental revenue of $7 million and operating income of $3 million (excluding depreciation and amortization of $6 million) for the year ended December 31, 2011.

The final fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$40

Current assets	$1
PP&E	10
Customer relationships	23
Current liabilities	(1)
Fair value of net identifiable assets acquired and liabilities assumed	33
Goodwill	$7

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill was allocated to the Cable Operations reporting segment and is tax deductible.

The customer relationships are being amortized over a period of 3 years.

(v)	Other:

During the year ended December 31, 2011, the Company increased its ownership interest in a subsidiary from 53% to 100% for cash consideration of $11 million. The Company recognized this increase in the ownership interest of a previously controlled entity as a decrease in retained earnings of $11 million as the carrying amount of non-controlling interest was insignificant.

During the year ended December 31, 2011, the Company made another acquisition for cash consideration of approximately $16 million, which has been recorded as customer relationships. The customer relationships are being amortized over a period of 5 years.

(vi)	Pro forma disclosures:

Since the acquisition dates, the Company has recorded revenue relating to these above acquisitions of $96 million, and operating income relating to these acquisitions of $47 million (excluding depreciation and amortization of $66 million). If the acquisitions had occurred on January 1, 2011, the Company’s revenue would have been $12,437 million, and operating income would have been $2,830 million for the year ended December 31, 2011.

(b)	2010 Acquisitions:
(i)	Blink Communications Inc.:

On January 29, 2010, the Company closed an agreement to purchase 100% of the outstanding common shares of Blink Communications Inc. (“Blink”), a wholly-owned subsidiary of Oakville Hydro Corporation, for cash consideration of $131 million. Blink is a facilities-based, data network service

102    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

provider that delivers next generation and leading edge services, to small and medium sized businesses, including municipalities, universities, schools and hospitals, in the Oakville, Milton and Mississauga, Ontario areas. The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 29, 2010. The transaction costs related to the acquisition amounted to approximately $1 million and were charged to integration and restructuring expenses.

The fair values of the assets acquired and liabilities assumed, which were finalized during 2010, are as follows:

Fair value of consideration transferred	$131

Current assets	$3
PP&E	35
Customer relationships	40
Current liabilities	(2)
Deferred tax liabilities	(11)
Fair value of net identifiable assets acquired and liabilities assumed	65
Goodwill	$66

The goodwill was allocated to the RBS reporting segment and is not tax deductible.

The customer relationships are being amortized over a period of 5 years.

(ii)	Cityfone Telecommunications Inc.:

On July 9, 2010, the Company closed an agreement to acquire all of the assets of Cityfone Telecommunications Inc. (“Cityfone”) for cash consideration of $26 million. Cityfone is a Canadian Mobile Virtual Network Operator and offers postpaid wireless voice and data services to subscribers through private label programs with major Canadian brands. The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective July 9, 2010.

The fair values of the assets acquired and liabilities assumed, which were finalized during 2010, are as follows:

Fair value of consideration transferred	$26

Current assets	$3
PP&E	1
Customer relationships	17
Current liabilities	(1)
Fair value of net identifiable assets acquired and liabilities assumed	20
Goodwill	$6

The goodwill was allocated to the Wireless reporting segment and is tax deductible.

The customer relationships are being amortized over a period of 5 years.

(iii)	Kincardine Cable T.V. Ltd.:

On July 30, 2010, the Company closed an agreement to acquire all of the assets of Kincardine Cable T.V. Ltd. (“Kincardine”) for cash consideration of $20 million. Kincardine provides cable television and Internet services in Kincardine, Ontario and the surrounding area. The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective July 30, 2010.

The fair values of the assets acquired and liabilities assumed, which were finalized during 2010, are as follows:

Fair value of consideration transferred	$20

PP&E	$2
Customer relationships	9
Current liabilities	(1)
Fair value of net identifiable assets acquired and liabilities assumed	10
Goodwill	$10

The goodwill was allocated to the Cable Operations reporting segment and is tax deductible.

The customer relationships are being amortized over a period of 3 years.

(iv)	BV! Media Inc:

On October 1, 2010, the Company closed an agreement to purchase 100% of the outstanding common shares of BV! Media Inc. (“BV! Media”) for cash consideration of $24 million. BV! Media is a Canadian Internet advertising network and publisher of news and information portals. The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective October 1, 2010.

During the year ended December 31, 2011, the Company updated its valuation of certain net identifiable assets acquired for the BV! Media acquisition. This resulted in an increase in customer relationships of $2 million and a corresponding decrease in goodwill of $2 million from the amounts recorded and disclosed at December 31, 2010.

The final fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$24

Current assets	$5
PP&E	4
Customer relationships	8
Current liabilities	(3)
Deferred tax liabilities	(3)
Fair value of net identifiable assets acquired and liabilities assumed	11
Goodwill	$13

The goodwill was allocated to the Media reporting segment and is not tax deductible.

The customer relationships are being amortized over a period of 2 years.

8.	INTEGRATION, RESTRUCTURING AND ACQUISITION COSTS:

During 2011, the Company incurred $44 million (2010–$21 million) of restructuring expenses related to severances resulting from the targeted restructuring of its employee base and to improve the Company’s cost structure.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2011, the Company incurred $22 million (2010 – $5 million) of restructuring expenses and other exit costs related to the closure of underperforming retail store locations, primarily located in the province of Ontario, and other exit costs.

During 2011, the Company incurred $4 million (2010 – $5 million) of acquisition related transaction costs for business combinations and integration expenses related to previously acquired businesses and related restructuring.

During 2011, the Company incurred $nil (2010 – $9 million) of restructuring expenses resulting from the outsourcing of certain information technology functions.

The additions to the liabilities related to the integration, restructuring and acquisition activities and payments made against such liabilities during 2011 are as follows:

	As at December 31, 2010	Additions	Payments	As at December 31, 2011

Severances resulting from the targeted restructuring of the Company’s employee base	$47	$44	$ (45)	$46
Video store closures and other exit costs	4	22	(11)	15
Acquisition transaction costs and integration of acquired businesses	3	4	(5)	2
	$54	$70	$(61)	$63

The remaining liability of $63 million as at December 31, 2011, which is included in accounts payable and accrued liabilities, is expected to be paid over the next two years.

9.	INCOME TAXES:

(a)	Income tax expense (benefit):

The components of income tax expense (benefit) for the years ended December 31, 2011 and 2010 were as follows:

	December 31, 2011	December 31, 2010

Current income tax expense (benefit)	$(146)	$245

Deferred tax expense (benefit)
Origination and reversal of temporary differences	752	426
Effect of tax rate changes	(59)	(54)
Recognition of previously unrecognized deferred tax assets	(12)	(5)
Total deferred tax expense	$681	$367
Income tax expense	$535	$612

Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	December 31, 2011	December 31, 2010
Statutory income tax rate	28.0%	30.5%

Computed income tax expense	$587	$645
Increase (decrease) in income taxes resulting from:
Effect of tax rate changes	(59)	(69)
Recognition of previously unrecognized deferred tax assets	(12)	(5)
Stock-based compensation	4	40
Other items	15	1
Income tax expense	$535	$612

Due to Canadian federal and provincial enacted corporate income tax rate changes, the statutory income tax rate for the Company decreased from 30.5% in 2010 to 28.0% in 2011.

(b)	Deferred tax assets and liabilities:

The net deferred tax liability consists of the following:

	December 31, 2011	December 31, 2010	January 1, 2010
Deferred tax assets	$30	$52	$84
Deferred tax liabilities	(1,390)	(655)	(291)
Net deferred tax liability	$(1,360)	$(603)	$(207)

104    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

The movement of deferred tax assets and liabilities are summarized as follows:

Deferred tax assets (liabilities)	PP&E and Inventory	Goodwill and other intangibles	Investment in Partnership	Non-capital income tax loss carryforwards	Other	Total
January 1, 2010	$(263)	$(323)	$(61)	$124	$316	$(207)
Benefit (expense) in Profit or Loss	(199)	(27)	(77)	(70)	6	(367)
Benefit (expense) in OCI	–	–	–	–	(17)	(17)
Acquisitions/dispositions	(2)	(10)	–	–	–	(12)
December 31, 2010	(464)	(360)	(138)	54	305	(603)

Benefit (expense) in Profit or Loss	(18)	(8)	(727)	105	(33)	(681)
Benefit (expense) in OCI	–	–	–	–	(21)	(21)
Acquisitions/dispositions	(2)	(53)	–	3	(3)	(55)
December 31, 2011	$(484)	$(421)	$(865)	$162	$248	$(1,360)

As at December 31, 2011, the Company had Canadian non-capital loss carryforwards of $583 million, and foreign non-capital loss carryforwards of $61 million. If not utilized, the majority of the Canadian and foreign tax losses will expire between 2026 and beyond. As at December 31, 2011, the Company had approximately $228 million of available capital losses to offset future capital gains.

As at December 31, 2011, deferred tax assets have not been recognized in respect of the following items:

	December 31, 2011	December 31, 2010
Capital losses in Canada	$41	$41
Tax losses in foreign jurisdictions	45	62
Deductible temporary differences in foreign jurisdictions	45	44
	$131	$147

The Company has taxable temporary differences associated with its investment in Canadian domestic subsidiaries. No deferred tax liabilities have been provided with respect to such temporary differences where the Company is able to control the timing of the reversal and such reversal is not probable in the foreseeable future. Furthermore, reversal of such temporary differences, if it occurs, could be implemented without any significant tax implications.

10.	EARNINGS PER SHARE:

The following table sets forth the calculation of basic and diluted earnings per share for the years ended December 31, 2011 and 2010:

Years ended December 31,	2011	2010
Numerator:
Net income for the year	$1,563	$1,502

Denominator (in millions):
Weighted average number of shares outstanding – basic	543	576

Effect of dilutive securities:
Employee stock options	4	4
Weighted average number of shares outstanding – diluted	547	580

Earnings per share:
Basic	$2.88	$2.61
Diluted	2.86	2.59

The total number of anti-dilutive options that were out of the money and therefore excluded from the calculation for the year ended December 31, 2011 was 1,570,760 (2010 – 1,406,013).

11.	OTHER CURRENT ASSETS:

	December 31, 2011	December 31, 2010	January 1, 2010
Inventories	$206	$185	$129
Prepaid expenses	108	113	110
Video rental inventory	6	14	27
Other	2	3	11
	$322	$315	$277

Amortization expense for Video rental inventory is charged to merchandise for resale in the consolidated statements of income and amounted to $26 million in 2011 (2010 – $54 million).

Cost of equipment sales and merchandise for resale includes $1,637 million (2010 – $1,472 million) of inventory costs.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	PROPERTY, PLANT AND EQUIPMENT

Details of PP&E and accumulated depreciation are as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land and buildings	$865	$230	$635	$820	$202	$618	$764	$187	$577
Towers, head-ends and transmitters	2,105	1,202	903	1,585	995	590	1,348	832	516
Distribution cable and subscriber drops	5,282	3,585	1,697	5,206	3,316	1,890	5,066	3,056	2,010
Network equipment	6,832	3,699	3,133	6,027	3,250	2,777	5,475	2,826	2,649
Wireless network radio base station equipment	1,557	889	668	1,410	776	634	1,220	656	564
Computer equipment and software	3,574	2,358	1,216	3,289	2,230	1,059	2,855	1,972	883
Customer equipment	1,592	1,228	364	1,470	1,087	383	1,359	950	409
Leasehold improvements	392	239	153	384	224	160	370	212	158
Equipment and vehicles	1,006	661	345	928	602	326	915	545	370
	$23,205	$14,091	$9,114	$21,119	$12,682	$8,437	$19,372	$11,236	$8,136

Depreciation expense for 2011 amounted to $1,595 million (2010 – $1,539 million). PP&E not yet in service and, therefore, not depreciated at December 31, 2011 amounted to $1,371 million

(December 31, 2010 – $1,613 million; January 1, 2010 – $1,014 million). Capitalized interest on PP&E was at an interest rate of approximately 5.1% (2010 – 5.9%).

Changes in the net carrying amounts of property, plant and equipment can be summarized as follows:

	December 31, 2010					December 31, 2011
	Net book value	Additions	Acquisitions	Depreciation	Disposals/ Other	Net book value
Land and buildings	$618	$51	$1	$(29)	$(6)	$635
Towers, head-ends and transmitters	590	347	112	(147)	1	903
Distribution cable and subscriber drops	1,890	64	12	(264)	(5)	1,697
Network equipment	2,777	796	12	(455)	3	3,133
Wireless network radio base station equipment	634	147	–	(113)	–	668
Computer equipment and software	1,059	467	3	(309)	(4)	1,216
Customer equipment	383	171	1	(187)	(4)	364
Leasehold improvements	160	12	1	(22)	2	153
Equipment and vehicles	326	72	–	(69)	16	345
	$8,437	$2,127	$142	$(1,595)	$3	$9,114

	January 1, 2010					December 31, 2010
	Net book value	Additions	Acquisitions	Depreciation	Disposals	Net book value
Land and buildings	$577	$55	$1	$(15)	$–	$618
Towers, head-ends and transmitters	516	215	3	(144)	–	590
Distribution cable and subscriber drops	2,010	112	29	(261)	–	1,890
Network equipment	2,649	573	–	(435)	(10)	2,777
Wireless network radio base station equipment	564	190	–	(120)	–	634
Computer equipment and software	883	424	11	(259)	–	1,059
Customer equipment	409	180	–	(202)	(4)	383
Leasehold improvements	158	28	–	(24)	(2)	160
Equipment and vehicles	370	57	–	(79)	(22)	326
	$8,136	$1,834	$44	$(1,539)	$(38)	$8,437

106    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

13.	GOODWILL AND INTANGIBLE ASSETS

(a)	Goodwill and intangible assets:

Details of goodwill and intangible assets are as follows:

	December 31, 2011				December 31, 2010				January 1 2010
	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses ((b)(ii))	Net book value	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses ((b)(ii))	Net book value	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses ((b)(ii))	Net book value
Goodwill	$3,434	$–	$154	$3,280	$3,262	$–	$154	$3,108	$3,165	$–	$154	$3,011

Indefinite life intangible assets:
Spectrum licences	1,875	–	–	1,875	1,871	–	–	1,871	1,871	–	–	1,871
Broadcast licences	207	–	91	116	190	–	91	99	190	–	80	110

Finite life intangible assets:
Brand names	436	222	14	200	434	205	14	215	434	188	14	232
Customer relationships	1,309	1,077	–	232	1,068	1,007	–	61	996	992	–	4
Roaming agreements	523	313	–	210	523	269	–	254	523	225	–	298
Marketing agreements	62	50	–	12	52	38	–	14	52	27	–	25
Acquired program rights	132	56	–	76	144	67	–	77	152	52	–	100
Total intangible assets	4,544	1,718	105	2,721	4,282	1,586	105	2,591	4,218	1,484	94	2,640
Total goodwill and intangible assets	$7,978	$1,718	$259	$6,001	$7,544	$1,586	$259	$5,699	$7,383	$1,484	$248	$5,651

Changes in the net carrying amounts of goodwill and intangible assets are as follows:

	As at December 31, 2010	Acquisitions	Additions/ Disposals	Amortization	Current period impairment loss	As at December 31, 2011

Goodwill	$3,108	$172	$–	$–	$–	$3,280
Spectrum licences	1,871	4	–	–	–	1,875
Broadcast licences	99	17	–	–	–	116
Brand names	215	2	–	(17)	–	200
Customer relationships	61	241	–	(70)	–	232
Roaming agreements	254	–	–	(44)	–	210
Marketing agreements	14	–	10	(12)	–	12
Acquired program rights	77	–	56	(57)	–	76
	$5,699	$436	$66	$ (200)	$–	$6,001

	As at January 1, 2010	Acquisitions	Additions/ Disposals	Amortization	Current period impairment loss	As at December 31, 2010

Goodwill	$3,011	$97	$–	$–	$–	$3,108
Spectrum licences	1,871	–	–	–	–	1,871
Broadcast licences	110	–	–	–	(11)	99
Brand names	232	–	–	(17)	–	215
Customer relationships	4	72	–	(15)	–	61
Roaming agreements	298	–	–	(44)	–	254
Marketing agreements	25	–	–	(11)	–	14
Acquired program rights	100	–	51	(74)	–	77
	$5,651	$169	$51	$(161)	$(11)	$5,699

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amortization of brand names, customer relationships, roaming agreements, and marketing agreements amounted to $143 million in 2011 (2010 – $87 million). Amortization of these intangible assets with finite lives is included in depreciation and amortization in the consolidated statements of income.

The costs of acquired program rights are amortized to other external purchases in the consolidated statements of income over the expected performances of the related programs and amounted to $57 million in 2011 (2010 – $74 million).

(b)	Impairment:
(i)	Goodwill and indefinite life intangible assets:

The Company tested CGU’s with allocated goodwill and indefinite life intangible assets for impairment during 2011 and 2010 as at October 1 of each calendar year. In assessing whether or not there is impairment, the Company uses a combination of approaches to determine the recoverable amount of a CGU, including both the discounted cash flows and market approaches. Under the discounted cash flows approach, the Company estimates the discounted future cash flows for three to eight years, depending on the CGU and valuation technique used, and a terminal value. The future cash flows are based on the Company’s estimates and include consideration for expected future operating results, economic conditions and a general outlook for the industry in which the CGU operates. The discount rates used by the Company consider debt to equity ratios and certain risk premiums. The terminal value is the value attributed to the CGU’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry. Under the market approach, the Company estimates the recoverable amount of the CGU using multiples of operating performance standardized by the respective industry. The

Company has made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. Therefore, it is possible that future changes in assumptions may negatively impact future valuations of CGUs and goodwill which would result in further goodwill impairment losses.

The following tables gives an overview of the periods for which the Company has provided cash flow projections, the method used to determine recoverable amounts, the growth rates used as the basis for the cash flow projections, and the pre-tax discount rates applied to the cash flow projections for CGUs with allocated goodwill or indefinite life intangible assets that are significant to the Company’s total amount of goodwill and indefinite life intangible assets, respectively:

	Goodwill	Spectrum licences	Recoverable Method	Periods used (years)	Growth rates %	Pre-tax Discount rates %
Wireless	$1,146	$1,875	Value in use	4	0.5	9.7
Cable operations	1,000	–	Value in use	4	1.0	9.7

(ii)	Impairment losses:

During the year ended December 31, 2011, the Company recorded no impairment charge.

During the year ended December 31, 2010, the Company recorded an impairment charge in the Media segment of $11 million relating to certain radio stations CGUs. Using the value in use approach, the Company determined the recoverable amount of the CGUs to be lower than its carrying value. The recoverable amounts of the CGUs declined in 2010 primarily due to the weakening of industry expectations in certain specific radio markets.

14.	INVESTMENTS:

	December 31, 2011			December 31, 2010	January 1, 2010
	Number	Description	Carrying value	Carrying value	Carrying value
Publicly traded companies, at quoted market value:
Cogeco Cable Inc.	December 31, 2011 - 10,687,925,	Subordinate Voting Common shares	$549	$438	$343
	(December 31, 2010 - 10,687,925,
	January 1, 2010 - 9,795,675)		289	224	144
Cogeco Inc.	December 31, 2011 - 5,969,390,	Subordinate Voting Common shares
	(December 31, 2010 - 5,969,390,
	January 1, 2010 - 5,023,300)
Other publicly traded companies			12	13	9
			850	675	496
Private companies, at fair market value			36	26	19
Investments in joint ventures and associates accounted for by the equity method			221	232	200
			$1,107	$933	$715

108    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

The Company has contributed certain assets to joint ventures (note 24(c)). Certain investments in private companies are carried at a nominal amount, as the fair market value is not determinable.

The following presents the summarized financial information of the Company’s portion of joint ventures that are recorded by the Company as investments accounted for using the equity method:

	December 31, 2011	December 31, 2010	January 1, 2010
Statements of financial position:
Current assets	$12	$12	$13
Non-current assets	219	223	183
Current liabilities	7	6	8
Non-current liabilities	52	54	16
Net assets	172	175	172

	December 31, 2011	December 31, 2010
Statements of comprehensive income:
Revenues	$68	$68
Expenses	62	61

There are no contingent liabilities or capital commitments relating to the Company’s joint venture interests or relating to the joint ventures themselves. The financial statements of the joint ventures and associates are prepared for the same reporting period as the Company. When necessary, adjustments are made to conform the accounting policies in line with those of the Company.

On December 9, 2011, the Company announced that it, along with BCE Inc., is jointly acquiring a net 75 percent equity interest in Maple Leaf Sports & Entertainment Ltd. (“MLSE”) from the Ontario Teachers’ Pension Plan. MLSE is one of Canada’s largest sports and entertainment companies and owns and operates, among other things, the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, the MLS’s Toronto FC and the AHL’s Toronto

Marlies. The Company’s net cash commitment, following a planned leveraged recapitalization of MLSE, will total approximately $533 million, representing a 37.5% equity interest in MLSE. The transaction is expected to close in mid 2012. The timing and completion of the transaction is subject to regulatory and league approvals, customary closing conditions and termination rights.

15.	OTHER LONG-TERM ASSETS:

	December 31, 2011	December 31, 2010	January 1, 2010
Deferred pension asset (note 20)	$33	$26	$13
Indefeasible right of use agreements	25	27	29
Long-term receivables	16	47	23
Cash surrender value of life insurance	15	13	11
Deferred installation costs	12	14	16
Deferred compensation	10	10	12
Other	23	10	9
	$134	$147	$113

Amortization of certain long-term assets for the year ended December 31, 2011 amounted to $5 million (2010 – $1 million). Accumulated amortization as at December 31, 2011, amounted to $11 million (December 31, 2010 – $6 million; January 1, 2010 – $5 million).

16.	PROVISIONS:

Details of provisions are as follows:

	Decommissioning and restoration obligations	Onerous contracts	Other	Total
January 1, 2010	$18	$29	$25	$72
Additions	–	8	24	32
Adjustment to existing provisions	–	9	(1)	8
Amounts used	(2)	(11)	(12)	(25)
Unused amounts reversed	–	–	(4)	(4)
December 31, 2010	16	35	32	83
Additions	4	2	8	14
Adjustment to existing provisions	6	–	–	6
Amounts used	–	(13)	(17)	(30)
December 31, 2011	$26	$24	$23	$73

	Decommissioning and restoration obligations	Onerous contracts	Other	Total
Current	$1	$11	$2	$14
Long-term	17	18	23	58
January 1, 2010	18	29	25	72

Current	$2	$9	$10	$21
Long-term	14	26	22	62
December 31, 2010	16	35	32	83

Current	6	23	6	35
Long-term	20	1	17	38
December 31, 2011	$26	$24	$23	$73

In the course of the Company’s activities, a number of sites and other PP&E assets are utilized which are expected to have costs associated with exiting and ceasing their use. The associated decommissioning and restoration obligation cash outflows are generally expected to occur at the dates of exit of the assets to which they relate, which are long-term in nature. The extent of restoration work that will be ultimately be required for these sites is uncertain.

The provisions for onerous contracts relate to contracts that have costs to fulfill in excess of the economic benefits to be obtained. These include non-cancellable contracts, which are expected to be completed within two years.

The other provisions include product guarantee provisions and legal provisions.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	LONG-TERM DEBT:

	Due date	Principal amount			Interest rate	December 31, 2011	December 31, 2010	January 1, 2010
Bank credit facility					Floating	$250	$–	$–
Senior Notes*	2011	$	U.S.	490	9.625%	–	–	515
Senior Notes*	2011			460	7.625%	–	–	460
Senior Notes**	2011			175	7.25%	–	–	175
Senior Notes**	2012		U.S.	350	7.875%	–	348	368
Senior Notes*	2012		U.S.	470	7.25%	–	468	494
Senior Notes**	2013		U.S.	350	6.25%	356	348	368
Senior Notes*	2014		U.S.	750	6.375%	763	746	788
Senior Notes**	2014		U.S.	350	5.50%	356	348	368
Senior Notes*	2015		U.S.	550	7.50%	559	547	578
Senior Notes**	2015		U.S.	280	6.75%	285	279	294
Senior Notes	2016			1,000	5.80%	1,000	1,000	1,000
Senior Notes	2018		U.S.	1,400	6.80%	1,424	1,392	1,471
Senior Notes	2019			500	5.38%	500	500	500
Senior Notes	2020			900	4.70%	900	900	–
Senior Notes	2021			1,450	5.34%	1,450	–	–
Senior Debentures**	2032		U.S.	200	8.75%	203	199	210
Senior Notes	2038		U.S.	350	7.50%	356	348	368
Senior Notes	2039			500	6.68%	500	500	500
Senior Notes	2040			800	6.11%	800	800	–
Senior Notes	2041			400	6.56%	400	–	–
						10,102	8,723	8,457

Fair value increment (decrement) arising from purchase accounting						(4)	(5)	6
Deferred transaction costs and discounts						(64)	(64)	(67)
Capital leases						–	–	1
Less current portion						–	–	(1)
						$10,034	$8,654	$8,396

(*)	Denotes senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership (“RCP”) is an unsecured co-obligor.
(**)	Denotes senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured guarantor.

(a)	Bank credit facility:

The bank credit facility provides the Company with up to $2.4 billion from a consortium of Canadian financial institutions. The bank credit facility is available on a fully revolving basis until maturity on July 2, 2013, and there are no scheduled reductions prior to maturity. The interest rate charged on the bank credit facility ranges from nil to 0.5% per annum over the bank prime rate or base rate or 0.475% to 1.75% over the bankers’ acceptance rate or the London Inter-Bank Offered Rate. The Company’s bank credit facility is unsecured and ranks pari passu with the Company’s senior public debt and Derivatives (see Note 18(d)). The bank credit facility requires that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.

As at December 31, 2011, $250 million (December 31, 2010 – $nil; January 1, 2010 – $nil) of long-term debt was borrowed under our $2.4 billion bank credit facility.

(b)	Senior Notes:

Interest is paid semi-annually on all of the Company’s Senior Notes and Senior Debentures.

Each of the Company’s Senior Notes and Senior Debentures are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.

(c)	Issuance of Senior Notes:

2011 Issuances:

On March 21, 2011, the Company issued $1,450 million of 5.34% Senior Notes which mature on March 22, 2021. The notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. The net proceeds from the offering were approximately $1,442 million after deduction of the original issue discount and debt issuance costs.

On March 21, 2011, the Company issued $400 million of 6.56% Senior Notes which mature on March 22, 2041. The notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. The net proceeds from the offering were approximately $398 million after deduction of the original issue discount and debt issuance costs.

Debt issuance costs of $10 million related to these debt issuances were incurred and capitalized in the year ended December 31, 2011. These have been deferred and are included as deferred transaction costs in the carrying value of the long-term debt.

2010 Issuances:

On September 29, 2010, the Company issued $900 million of 4.70% Senior Notes which mature on September 29, 2020. The notes are redeemable, in whole or in part, at the Company’s option, at any

110    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

time, subject to a certain prepayment premium. The net proceeds from the offering were approximately $895 million after deduction of the original issue discount and debt issuance.

On August 25, 2010, the Company issued $800 million of 6.11% Senior Notes which mature on August 25, 2040. The notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. The net proceeds from the offering were approximately $794 million after deduction of the original issue discount and debt issuance costs.

Debt issuance costs of $10 million related to these debt issuances were incurred and capitalized in the year ended December 31, 2010. These have been deferred and are included as deferred transaction costs in the carrying value of the long-term debt.

(d)	Redemption of Senior Notes:

2011 Redemptions:

On March 21, 2011, the Company redeemed the entire outstanding principal amount of its U.S. $350 million ($342 million) 7.875% Senior Notes due 2012 at the prescribed redemption price of 107.882% of the principal amount effective on that date. The Company incurred a loss on the repayment of the Senior Notes aggregating $42 million, including aggregate redemption premiums of $27 million, a net loss on the termination of the associated Debt Derivatives of $14 million due to amounts previously recognized in the hedging reserve in equity and a write-off of deferred transaction costs of $1 million. Concurrent with this redemption, on March 21, 2011, the Company terminated the associated Debt Derivatives aggregating U.S. $350 million notional principal amount. The Company made a net payment of approximately $219 million to terminate these Debt Derivatives.

On March 21, 2011, the Company redeemed the entire outstanding principal amount of its U.S. $470 million ($460 million) 7.25% Senior Notes due 2012 at the prescribed redemption price of 110.735% of the principal amount effective on that date. The Company incurred a loss on the repayment of the Senior Notes aggregating $57 million, including aggregate redemption premiums of $49 million, a net loss on the termination of the associated Debt Derivatives of $8 million due to amounts previously recognized in the hedging reserve in equity, and a write-off of deferred transaction costs of $1 million, and offset by a write-down of a previously recorded fair value increment of $1 million. Concurrent with this redemption, on March 21, 2011, the Company terminated the associated Debt Derivatives aggregating U.S. $470 million notional principal amount. The Company made a net payment of approximately $111 million to terminate these Debt Derivatives.

As a result of these redemptions, the Company paid an aggregate of approximately $878 million, including approximately $802 million aggregate principal amount and $76 million for the premiums payable in connection with the redemptions. In addition, concurrent with the redemptions, the Company terminated the associated Debt Derivatives aggregating U.S. $820 million notional principal amount and made an aggregate net payment of approximately $330 million to terminate these Debt Derivatives.

The total loss on repayment of the Senior Notes was $99 million for the year ended December 31, 2011.

2010 Redemptions:

On August 27, 2010, the Company redeemed the entire outstanding principal amount of its U.S. $490 million ($516 million) 9.625% Senior Notes due 2011 at the prescribed redemption price of 105.999% of the principal amount effective on that date. The Company incurred a net loss on the repayment of the Senior Notes aggregating $39 million, including aggregate redemption premiums of $31 million, a net loss on the termination of the associated Debt

Derivatives of $16 million, offset by a write-down of a previously recorded fair value increment of $8 million. Concurrent with this redemption, on August 27, 2010, the Company terminated the associated Debt Derivatives aggregating U.S. $500 million notional principal amount, including the U.S. $10 million notional principal amount which were not accounted for as hedges. The Company made a net payment of approximately $269 million to terminate these Debt Derivatives.

On August 31, 2010, the Company redeemed the entire outstanding principal amount of its $460 million 7.625% Senior Notes due 2011 at the prescribed redemption price of 107.696% of the principal amount effective on that date. The Company incurred a net loss on repayment of the Senior Notes aggregating $35 million.

On August 31, 2010, the Company redeemed the entire outstanding principal amount of its $175 million 7.25% Senior Notes due 2011 at the prescribed redemption price of 107.219% of the principal amount effective on that date. The Company incurred a net loss on repayment of the Senior Notes aggregating $13 million.

As a result of these redemptions, the Company paid an aggregate of approximately $1,230 million, including approximately $1,151 million aggregate principal amount and $79 million for the premiums payable in connection with the redemptions.

The total loss on repayment of the Senior Notes was $87 million for the year ended December 31, 2010.

(e)	Unsecured Obligations:

Prior to the Company’s reorganization completed on July 1, 2010, RCI’s public debt originally issued by Rogers Cable Inc. had Rogers Cable Communications Inc. (“RCCI”), a wholly-owned subsidiary, as a co-obligor, and Rogers Wireless Partnership (“RWP”), a wholly-owned subsidiary, as an unsecured guarantor, while RCI’s public debt originally issued by Rogers Wireless Inc. had RWP as a co-obligor and RCCI as an unsecured guarantor. Similarly, RCCI and RWP had provided unsecured guarantees for the public debt issued directly by RCI, the bank credit facility and the Derivatives. Accordingly, RCI’s bank credit facility, senior public debt and Derivatives ranked pari passu on an unsecured basis.

July 1, 2010 corporate reorganization:

On June 30, 2010, RWP changed its name to Rogers Communications Partnership (“RCP”). On July 1, 2010, the Company completed a reorganization which included the amalgamation of RCI and RCCI and another of RCI’s wholly-owned subsidiaries forming one amalgamated company under the name Rogers Communications Inc. Following this amalgamation, certain of the operating assets and operating liabilities of the amalgamated company together with all of its employees were transferred to RCP, subject to certain exceptions. The amalgamated company did not transfer its interests or obligations in or under: equity interests in any subsidiaries; long-term debt; derivative instruments; real estate assets; and intercompany notes.

As a result of this reorganization, effective July 1, 2010, RCP holds substantially all of the Company’s shared services and Cable and Wireless operations. Reporting continues to reflect the Cable and Wireless services as separate operating segments.

In addition, RCCI ceased to be a separate legal entity on July 1, 2010 as a result of the amalgamation and effective July 1, 2010 RCCI is no longer a guarantor or obligor, as applicable, for the Company’s bank credit facility, public debt and Derivatives. Following the amalgamation, RCI continues to be the obligor in respect of each of the Company’s bank credit facility, public debt and Derivatives, while RCP remains either a co-obligor or guarantor, as applicable, for the public debt and a guarantor for the bank credit facility and

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivatives. RCl’s and RCP’s respective obligations under the bank credit facility, the public debt and the Derivatives continue to rank pari passu on an unsecured basis.

(f)	Fair value increment (decrement) arising from purchase accounting:

The fair value increment (decrement) on long-term debt is a purchase accounting adjustment as a result of the acquisition of the minority interest of Wireless during 2004. The fair value increment (decrement) is amortized over the remaining term of the related debt and recorded as part of interest expense. The fair value increment is applied to the specific debt instruments to which it relates.

(g)	Weighted average interest rate:

The Company’s effective weighted average interest rate on all long-term debt, as at December 31, 2011, including the effect of all of the associated Debt Derivative instruments, was 6.22% (December 31, 2010 – 6.68%; January 1, 2010 – 7.27%).

(h)	Principal repayments:

As at December 31, 2011, principal repayments due within each of the next five years and thereafter on all long-term debt are as follows:

2012	$–
2013	606
2014	1,119
2015	844
2016	1,000
Thereafter	6,533
$10,102

(i)	Foreign exchange:

Foreign exchange losses related to the translation of long-term debt recorded in the consolidated statements of income totalled $8 million (2010 – gain of $20 million).

(j)	Terms and conditions:

The provisions of the Company’s $2.4 billion bank credit facility described above impose certain restrictions on the operations and activities of the Company, the most significant of which are debt maintenance tests.

In addition, certain of the Company’s Senior Notes and Senior Debentures described above (including the 6.25% Senior Notes due 2013 and 8.75% Senior Debentures due 2032) contain debt incurrence tests as well as restrictions upon additional investments, sales of assets and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment grade ratings by at least two of three specified credit rating agencies. As at December 31, 2011, all of these public debt securities were assigned an investment grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended for so long as such investment grade ratings are maintained. The Company’s other Senior Notes do not contain any such restrictions, regardless of the credit ratings for such securities.

In addition to the foregoing, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company.

At December 31, 2011 and 2010 and January 1, 2010, the Company was in compliance with all of the terms and conditions of its long-term debt agreements.

18.	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS:

(a)	Overview:

The Company is exposed to credit risk, liquidity risk and market risk. The Company’s primary risk management objective is to protect its income and cash flows and, ultimately, shareholder value. Risk management strategies, as discussed below, are designed and implemented to ensure the Company’s risks and the related exposures are consistent with its business objectives and risk tolerance.

(b)	Credit risk:

Credit risk represents the financial loss that the Company would experience if a counterparty to a financial instrument, in which the Company has an amount owing from the counterparty, failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

The Company’s credit risk is primarily attributable to its accounts receivable. The amounts disclosed in the consolidated statements of financial position are net of allowances for doubtful accounts, estimated by the Company’s management based on prior experience and their assessment of the current economic environment. The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures and an overall loss component established based on historical trends. At December 31, 2011, the Company had accounts receivable of $1,574 million (December 31, 2010 – $1,443 million; January 1, 2010 – $1,289 million), net of an allowance for doubtful accounts of $129 million (December 31, 2010 – $138 million; January 1, 2010 – $157 million). At December 31, 2011, $719 million (December 31, 2010 – $712 million; January 1, 2010 – $561 million) of accounts receivable are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk associated with the Company’s accounts receivable.

The Company believes that the concentration of credit risk of accounts receivable is limited due to its broad customer base, dispersed across varying industries and geographic locations throughout Canada.

The Company has established various internal controls, such as credit checks, deposits on account and billing in advance, designed to mitigate credit risk and has also established procedures to suspend the availability of services when customers have fully utilized approved credit limits or have violated established payment terms. While the Company’s credit controls and processes have been effective in managing credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that the Company’s current credit loss experience will continue.

Credit risk related to the Company’s Debt Derivatives and Expenditure Derivatives arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poor’s rating (or the equivalent) ranging from A– to AA–. The Company does not require collateral or other security to support the credit risk associated with its Derivatives due to the Company’s assessment of the creditworthiness of the counterparties. The obligations under U.S. $4.9 billion aggregate

112    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

notional amount of the Derivatives are unsecured and generally rank equally with the Company’s senior indebtedness. The credit risk of the counterparties is taken into consideration in determining fair value for accounting purposes (note 18(d)).

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 23 to the consolidated financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2011, the undrawn portion of the Company’s bank credit facility was approximately $2.1 billion (December 31, 2010 – $2.4 billion; January 1, 2010 – $2.4 billion), excluding letters of credit of $66 million (December 31, 2010 – $94 million; January 1, 2010 – $47 million).

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Company’s financial liabilities at December 31, 2011 and 2010:

December 31, 2011	Carrying amount	Contractual cash flows		Less than 1 year	1 to 3 years		4 to 5 years		More than 5 years
Bank advances	$57	$57		$57	$–		$–		$–
Accounts payable and accrued liabilities	2,085	2,085		2,085	–		–		–
Long-term debt	10,034	10,102		–	1,725		1,844		6,533
Other long-term liabilities	37	37		–	20		9		8
Expenditure Derivative instruments:
Cash outflow (Canadian dollar)	–	598		232	366		–		–
Cash inflow (Canadian dollar equivalent of U.S. dollar)	–	(630)		(244)	(386)		–		–
Debt Derivative instruments:
Cash outflow (Canadian dollar)	–	4,797		–	1,806		992		1,999
Cash inflow (Canadian dollar equivalent of U.S. dollar)	–	(4,302	)*	–	(1,475	)*	(844	)*	(1,983	)*
Net carrying amount of derivatives	460
	$12,673	$12,744		$2,130	$2,056		$2,001		$6,557

December 31, 2010	Carrying amount	Contractual cash flows		Less than 1 year	1 to 3 years		4 to 5 years		More than 5 years
Bank advances	$45	$45		$45	$–		$–		$–
Accounts payable and accrued liabilities	2,133	2,133		2,133	–		–		–
Income tax payable	238	238		238	–		–		–
Long-term debt	8,654	8,723		–	1,164		1,920		5,639
Other long-term liabilities	64	64		–	33		19		12
Debt Derivative instruments:
Cash outflow (Canadian dollar)	–	5,907		–	1,570		2,338		1,999
Cash inflow (Canadian dollar equivalent of U.S. dollar)	–	(5,023	)*	–	(1,164	)*	(1,920	)*	(1,939	)*
Net carrying amount of derivatives	900
	$12,034	$12,087		$2,416	$1,603		$2,357		$5,711

* Represents Canadian dollar equivalent amount of U.S. dollar inflows matched to an equal amount of U.S. dollar maturities in long-term debt for Debt Derivatives.

In addition to the amounts noted above, at December 31, 2011 and 2010, net interest payments over the life of the long-term debt, including the impact of the associated Debt Derivatives are:

December 31, 2011	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$663	$1,219	$920	$4,229

December 31, 2010	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$645	$1,158	$864	$3,548

(d)	Market risk:

Market risk is the risk that changes in market prices, such as fluctuations in the market prices of the Company’s publicly traded investments, the Company’s share price, foreign exchange rates and interest rates, will affect the Company’s income or the value of its financial instruments.

(i)	Publicly traded investments:

The Company manages its risk related to fluctuations in the market prices of its publicly traded investments by regularly conducting financial reviews of publicly available information related to these investments to ensure that any risks are within established levels of risk tolerance. The Company does not routinely engage in risk management practices such as hedging, derivatives or short selling with respect to its publicly traded investments.

At December 31, 2011, a $1 change in the market price per share of the Company’s publicly traded investments would have resulted in a $14 million change in the Company’s other comprehensive income, net of income taxes of $2 million.

(ii)	Stock-based compensation:

In addition, market risk arises from accounting for the Company’s stock-based compensation. All of the Company’s outstanding stock options are classified as liabilities and are carried at their fair value, as adjusted for vesting, determined using the Company’s Class B Non-Voting share price, Black-

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Scholes and trinomial option pricing models. Both option pricing models use the Company’s Class B Non-Voting share price during the life of the option. All of the Company’s outstanding RSUs and DSUs are classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current share price and the respective RSU and DSU exercise price. The intrinsic value of the liability is marked-to-market each period, and stock based compensation expense is impacted by the change in the price of the Company’s Class B Non-Voting shares during the life of the RSU and DSU.

At December 31, 2011, a $1 change in the market price of the Company’s Class B Non-Voting shares would have resulted in a change of $6 million in net income

(iii)	Foreign exchange and interest rates:

The Company uses derivative financial instruments to manage its risks from fluctuations in foreign exchange and interest rates associated with its U.S. dollar denominated debt instruments. The Company also uses derivative financial instruments to manage the foreign exchange risk in its operations. The Company does not use derivative instruments for speculative purposes. From time to time, these derivative financial instruments include cross-currency interest rate exchange agreements, foreign exchange forward contracts and foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes.

In July 2011, the Company entered into foreign exchange forward contracts to manage foreign exchange risk on certain forecasted expenditures. All of these Expenditure Derivatives were accounted for as hedges during the year ended December 31, 2011, with changes in fair value being recorded in the hedging reserve, a component of equity. The Expenditure Derivatives fix the exchange rate on an aggregate U.S. $20 million per month of the Company’s forecast expenditures at an average exchange rate of Cdn$0.9643/U.S.$1 from August 2011 through July 2014. At December 31, 2011, U.S. $620 million of these Expenditure Derivatives remain outstanding.

The effect of estimating the credit-adjusted fair value of the Debt Derivatives and the Expenditure Derivatives at December 31, 2011 is illustrated in the table below. As at December 31, 2011, the credit-adjusted net liability position of the Company’s Derivatives portfolio was $460 million, which is $2 million more than the unadjusted risk-free mark-to-market net liability position.

December 31, 2011	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net asset (liability) position (A) + (B)
Debt Derivatives:
Mark-to-market value – risk-free analysis	$51	$(548)	$(497)
Mark-to-market value – credit-adjusted estimate (carrying value)	41	(540)	(499)
Difference, Debt Derivatives	(10)	8	(2)

Expenditure Derivatives:
Mark-to-market value – risk-free analysis	39	–	39
Mark-to-market value – credit-adjusted estimate (carrying value)	39	–	39
Difference, Expenditure Derivatives	–	–	–
Total Difference	$(10)	$8	$(2)

All of the $2 million impact was related to Debt Derivatives not accounted for as hedges and recorded in the consolidated statements of income.

On March 21, 2011, the Company redeemed all of the U.S. $350 million principal amount of its 7.875% Senior Notes due 2012 and U.S. $470 million principal amount of its 7.25% Senior Notes due 2012, and concurrent with these redemptions, on March 21, 2011, the Company terminated the associated Debt Derivatives hedging the U.S. $350 million 7.875% Senior Notes and the U.S. $470 million 7.25% Senior Notes. The settlement of these Debt Derivatives resulted in a net payment by the Company of $219 million and $111 million, respectively.

The effect of estimating the credit-adjusted fair value of the Derivatives at December 31, 2010 is illustrated in the table below. As at December 31, 2010, the credit-adjusted net liability position of the Company’s derivatives portfolio was $900 million, which is $17 million less than the unadjusted risk-free mark-to-market net liability position.

December 31, 2010	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net asset (liability) position (A) + (B)
Debt Derivatives:
Mark-to-market value – risk-free analysis	$7	$(924)	$(917)
Mark-to-market value – credit-adjusted estimate (carrying value)	7	(907)	(900)
Total Difference	$–	$17	$17

All of the $17 million impact related to Debt Derivatives accounted for as hedges and was recorded in other comprehensive income.

On August 27, 2010, the Company redeemed all of the U.S. $490 million principal amount of its 9.625% Senior Notes due 2011 and, concurrent with this redemption, on August 27, 2010, the Company terminated the associated Debt Derivatives aggregating U.S. $500 million notional principal amount, including the U.S. $10 million notional principal amount which were not accounted for as hedges. The Company made a net payment of approximately $269 million to terminate these Debt Derivatives.

The effect of estimating the credit-adjusted fair value of the Derivatives at January 1, 2010 is illustrated in the table below. As at January 1, 2010, the credit-adjusted net liability position of the Company’s Derivatives portfolio was $1,002 million, which is $25 million less than the unadjusted risk-free mark-to-market net liability position.

January 1, 2010	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net asset (liability) position (A) + (B)
Debt Derivatives:
Mark-to-market value – risk-free analysis	$94	$(1,121)	$(1,027)
Mark-to-market value – credit-adjusted estimate (carrying value)	82	(1,084)	(1,002)
Total Difference	$(12)	$37	$25

Of the $25 million impact, ($1) million related to Derivatives not accounted for as hedges was recorded in the consolidated statements of income prior to January 1, 2010 and $26 million related to Derivatives accounted for as hedges was recorded in other comprehensive income.

114    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

At December 31, 2011, 91.7% of the Company’s U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. At

December 31, 2011, details of the derivative instruments net liability position are as follows:

December 31, 2011	U.S. $ notional	Exchange rate	Cdn. $ notional	Unadjusted mark-to- market value on a risk-free basis	Estimated fair value, being carrying amount on a credit risk adjusted basis
Debt Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$47	$39
As liabilities	1,905	1.2668	2,413	(548)	(540)

Debt Derivatives not accounted for as hedges:
As assets	350	1.0258	359	4	2
Net mark-to-market liability Debt Derivatives				(497)	(499)

Expenditure Derivatives accounted for as cash flow hedges:
As assets	620	0.9643	598	39	39
Net mark-to-market liability				$(458)	(460)

Less net current liability portion					(21)
Net long-term liability portion					$(439)

In 2011, a $6 million increase in estimated fair value (2010 – $6 million decrease) related to hedge ineffectiveness was recognized in net income.

The long-term portion above comprises a derivative instruments liability of $503 million and a derivative instruments asset of $64 million, as at December 31, 2011.

At December 31, 2011, with the exception of an aggregate $250 million of floating rate advances outstanding under the bank credit facility, all of the Company’s long-term debt was at fixed interest rates. Net income would have changed by $1 million in the year ended December 31, 2011, net of income taxes of $1 million, if there was a 1% change in the interest rates charged on advances under the bank credit facility.

U.S. $350 million of the Company’s U.S. dollar-denominated long-term debt instruments are not hedged for accounting purposes and, therefore, a one cent change in the Canadian dollar relative to the U.S. dollar would have resulted in a $4 million change in the carrying value of long-term debt at December 31, 2011. In addition, this would have resulted in a $3 million change in net income, net of income taxes of $1 million. There would have been a similar, offsetting change in the carrying value of the associated U.S. $350 million of Debt Derivatives with a similar offsetting impact on net income.

A portion of the Company’s accounts receivable and accounts payable and accrued liabilities is denominated in U.S. dollars; however, due to their short-term nature and the Expenditure Derivatives, there is no significant market risk arising from fluctuations in foreign exchange rates.

All of the Company’s derivatives are unsecured obligations of RCI.

At December 31, 2010, 93.1% of the Company’s U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. At December 31, 2010, details of the derivative instruments net liability position are as follows:

December 31, 2010	U.S. $ notional	Exchange rate	Cdn. $ notional	Unadjusted mark-to- market value on a risk-free basis	Estimated fair value, being carrying amount on a credit risk adjusted basis
Debt Derivatives accounted for as cash flow hedges:
As assets	$575	1.0250	$589	$7	$7
As liabilities	4,125	1.2021	4,959	(918)	(901)

Debt Derivatives not accounted for as hedges:
As liabilities	350	1.0258	359	(6)	(6)
Net mark-to-market liability				$(917)	(900)

Less net current liability portion					(66)
Net long-term liability portion					$(834)

The long-term portion above comprises a derivative instruments liability of $840 million and a derivative instruments asset of $6 million, as at December 31, 2010.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At January 1, 2010, 93.7% of the Company’s U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. At January 1, 2010,

details of the derivative instruments net liability position are as follows:

January 1, 2010	U.S. $ notional	Exchange rate	Cdn. $ notional	Unadjusted mark-to- market value on a risk-free basis	Estimated fair value, being carrying amount on a credit risk adjusted basis
Debt Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$84	$73
As liabilities	3,215	1.3337	4,288	(1,117)	(1,080)

Debt Derivatives not accounted for as hedges:
As assets	350	1.0258	359	10	9
As liabilities	10	1.5370	15	(4)	(4)
Net mark-to-market liability				$(1,027)	(1,002)

Less net current liability portion					(76)
Net long-term liability portion					$(926)

The long-term portion above comprises a derivative instruments liability of $1,004 million and a derivative instruments asset of $78 million, as at January 1, 2010.

(e)	Financial instruments:
(i)	Classification and fair values of financial instruments:

The Company has classified its financial instruments as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables, measured at amortized cost:
Cash and cash equivalents*	$–	$–	$–	$–	$378	$378
Accounts receivable	1,574	1,574	1,443	1,443	1,289	1,289
Financial assets, available-for-sale, measured at fair value:
Investments*	850	850	675	675	496	496
	$2,424	$2,424	$2,118	$2,118	$2,163	$2,163

	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities, measured at amortized cost:
Bank advances, arising from outstanding cheques*	$57	$57	$45	$45	$–	$–
Accounts payable and accrued liabilities	2,085	2,085	2,133	2,133	2,066	2,066
Income taxes payable	–	–	238	238	147	147
Provisions	73	73	83	83	72	72
Long-term debt	10,034	11,471	8,654	9,688	8,396	9,315
Other long-term liabilities	276	276	229	229	177	177
Financial liabilities (assets), held-for-trading:
Debt Derivatives accounted for as cash flow hedges**	501	501	894	894	1,007	1,007
Debt Derivatives not accounted for as hedges**	(2)	(2)	6	6	(5)	(5)
Expenditure Derivatives accounted for as cash flow hedges**	(39)	(39)	–	–	–	–
	$12,985	$14,422	$12,282	$13,316	$11,860	$12,779

(*)	Denotes financial assets and liabilities that are carried at fair value in Level 1; fair value determined by quoted market prices
(**)	Denotes financial assets and liabilities that are carried at fair value in Level 2; fair value determined by valuation technique using observable market inputs

116    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

The Company did not have any non-derivative held-to-maturity financial assets during years ended December 31, 2011 and 2010.

(ii)	Guarantees:

The Company has the following guarantees at December 31, 2011 and 2010 in the normal course of business:

(a)	Business sale and business combination agreements:

As part of transactions involving business dispositions, sales of assets or other business combinations, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.

(b)	Sales of services:

As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

(c)	Purchases and development of assets:

As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

(d)	Indemnifications:

The Company indemnifies its directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers as well as those of its subsidiaries.

The Company is unable to make a reasonable estimate of the maximum potential amount it would be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated statements of financial position relating to these types of indemnifications or guarantees at December 31, 2011 or 2010 or January 1, 2010. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

(iii)	Fair values:

The tables above present the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated statements of financial position are categorized. There were no financial instruments categorized in Level 3 (valuation technique using non-observable market inputs) as at December 31, 2011 and 2010 and January 1, 2010.

19.	OTHER LONG-TERM LIABILITIES:

	December 31, 2011	December 31, 2010	January 1, 2010
Deferred pension liability (note 20)	$167	$106	$49
Supplemental executive retirement plan (note 20)	39	36	33
Restricted share units	24	16	11
Deferred compensation	15	16	18
CRTC commitments (note 25)	12	31	45
Liabilities related to stock options	9	8	9
Program rights liability	5	10	11
Other	5	6	1
	$276	$229	$177

20.	PENSIONS:

The Company maintains both contributory and non-contributory defined benefit pension plans that cover most of its employees. The plans provide pensions based on years of service, years of contributions and earnings. The Company does not provide any non-pension post retirement benefits. The Company also provides supplemental unfunded pension benefits to certain executives.

Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based upon career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2011 for three of the plans and January 1, 2009 for one of the other plans. The next actuarial valuation for funding purposes must be of a date no later than January 1, 2012 for these plans.

The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits at December 31, 2011 and 2010 and January 1, 2010 are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Plan assets, at fair value	$684	$652	$541
Accrued benefit obligations	817	728	569
Deficiency of plan assets over accrued benefit obligations	(133)	(76)	(28)
Effect of asset ceiling limit	(1)	(4)	(8)
Net deferred pension liability	$(134)	$(80)	$(36)

Consists of:
Deferred pension asset	$33	$26	$13
Deferred pension liability	(167)	(106)	(49)
Net deferred pension liability	$(134)	$(80)	$(36)

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following information is provided on pension fund assets measured at December 31, 2011 and 2010 for the years then ended:

Years ended December 31,	2011	2010
Plan assets, January 1	$652	$541
Expected return on plan assets	44	40
Actuarial gain (loss) recognized in equity	(17)	21
Contributions by employees	20	21
Contributions by employer	80	60
Benefits paid	(27)	(31)
Plan settlements	(68)	–
Plan assets, December 31	$684	$652

The following information is provided on pension fund assets measured at January 1, 2010, including the adjustments from the previously disclosed September 30, 2009 measurement date under Canadian GAAP:

January 1, 2010
Plan assets, measured at September 30, 2009	$518
Actuarial gain recognized in equity	10
Contributions by employees	6
Contributions by employer	15
Benefits paid	(8)
Plan assets, January 1, 2010	$541

Accrued benefit obligations arising from funded obligations are outlined below for the years ended December 31, 2011 and 2010:

Years ended December 31,	2011	2010
Accrued benefit obligations, January 1	$728	$569
Service cost	36	25
Interest cost	44	40
Benefits paid	(27)	(31)
Contributions by employees	20	22
Actuarial loss recognized in equity	73	103
Plan settlements	(57)	–
Accrued benefit obligations, December 31	$817	$728

The following information is provided on accrued benefit obligations measured at January 1, 2010 related to funded obligations including the adjustments from the previously disclosed September 30, 2009 measurement date under Canadian GAAP:

January 1, 2010
Accrued benefit obligations, September 30, 2009	$526
Service cost	4
Interest cost	10
Benefits paid	(9)
Contributions by employees	6
Actuarial loss recognized in equity	32
Accrued benefit obligations, January 1, 2010	$569

Net pension expense, which is included in employee salaries and benefits expense, is outlined below:

Years ended December 31,	2011	2010
Plan cost:
Service cost	$36	$25
Interest cost	44	40
Expected return on plan assets	(44)	(40)
Net pension expense	36	25
Plan settlements	11	–
Total pension cost recognized in the consolidated statements of income	$47	$25

The Company also provides supplemental unfunded pension benefits to certain executives. The accrued benefit obligations relating to these supplemental plans amounted to approximately $39 million at December 31, 2011 (December 31, 2010 – $36 million; January 1, 2010 – $32 million), and the related expense for 2011 was $4 million (2010 – $4 million). In connection with these plans, $1 million (2010 – $2 million) of actuarial losses were recorded directly to OCI and retained earnings.

Certain subsidiaries have defined contribution plans with total pension expense of $2 million in 2011 (2010 – $2 million).

(a)	Actuarial assumptions:

	December 31, 2011	December 31, 2010	January 1, 2010
Weighted average discount rate used to determine accrued benefit obligations	5.5%	5.9%	6.9%
Weighted average discount rate used to determine pension expense	6.0%	6.9%	N/A
Weighted average rate of compensation increase used to determine accrued benefit obligations	3.0%	3.0%	3.0%
Weighted average rate of compensation increase used to determine pension expense	3.0%	3.0%	N/A
Weighted average expected long-term rate of return on plan assets	6.8%	7.0%	7.0%

Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of the plan assets. The Company establishes its estimate of the expected rate of return on plan assets based on the fund’s target asset allocation and estimated rate of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities which take into account bond yields. An equity risk premium is then applied to estimate equity returns. Differences between expected and actual return are included in actuarial gains and losses.

The estimated average remaining service periods for the plans range from 8 to 11 years.

118    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

(b)	Allocation of plan assets:

	Percentage of plan assets			Target asset allocation percentage
Asset category	December 31, 2011	December 31, 2010	January 1, 2010
Equity securities:
Domestic	19.0%	18.6%	18.6%	10% to 29%
International	37.7%	40.3%	39.9%	29% to 48%
Debt securities	42.4%	40.5%	40.1%	38% to 47%
Other – cash	0.9%	0.6%	1.4%	0% to 2%
	100.0%	100.0%	100.0%

Plan assets are comprised primarily of pooled funds that invest in common stocks and bonds. The pooled Canadian equity fund has investments in the Company’s equity securities comprising approximately 1% of the pooled fund. This results in approximately $1 million (December 31, 2010 – $1 million; January 1, 2010 – $1 million) of the plans’ assets being indirectly invested in the Company’s equity securities.

The Company makes contributions to the plans to secure the benefits of plan members and invests in permitted investments using the target ranges established by the Pension Committee of the Company. The Pension Committee reviews actuarial assumptions on an annual basis.

(c)	Actual contributions to the plans for the years ended December 31 are as follows:

	Employer	Employee	Total
2011	$80	$20	$100
2010	60	21	81

Expected contributions by the Company in 2012 are estimated to be $73 million.

Employee contributions for 2012 are assumed to be at levels similar to 2011 on the assumption staffing levels in the Company will remain the same on a year-over-year basis.

(d)	Settlement of pension obligations:

During 2011, the Company made a lump-sum contribution of $18 million to its pension plans, following which the pension plans purchased annuities from insurance companies for all employees who had retired during the period from January 1, 2009 to January 1, 2011. The purchase of the annuities relieves the Company of primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligations for the retired employees. This transaction resulted in a non-cash loss from the settlement of pension obligations of approximately $11 million recorded in operating costs on the consolidated statement of income.

(e)	Historical information:

History of annual experience (gains) and losses:

	December 31, 2011	December 31, 2010
Funded plan:
Actuarial loss on plan liabilities	$90	$82
Effect of asset ceiling limit	(2)	(4)
Total loss recognized in OCI	88	78

Unfunded plan:
Total loss recognized in OCI	1	2
Cumulative loss recognized in OCI	$89	$80

Actual return on plan assets was $27 million in 2011 (2010 – $61 million).

The Company’s experience loss (gain) on funded plan liabilities was $16 million in 2011 (2010 – $(24) million), and the Company’s experience loss (gain) on unfunded plan liabilities was $1 million in 2011 (2010 – $(1) million).

History of obligation and assets:

	December 31, 2011	December 31, 2010	January 1, 2010
Funded plan:
Benefit obligation	$817	$728	$569
Fair value of plan assets	684	652	541
Deficit	$(133)	$(76)	$(28)

Unfunded plan:
Benefit obligation	$39	$36	$32
Fair value of plan assets	–	–	–
Deficit	$(39)	$(36)	$(32)

As the Company is a first-time adopter of IFRS, the Company is disclosing the history of obligation and assets prospectively from the Transition Date.

21.	SHAREHOLDERS’ EQUITY:

(a)	Capital stock:
(i)	Preferred shares:

Rights and conditions:

There are 400 million authorized preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by the Board of Directors prior to the issue of such series. The preferred shares have no rights to vote at any general meeting of the Company.

(ii)	Common shares:

Rights and conditions:

There are 112,474,388 authorized Class A Voting shares without par value. Each Class A Voting share is entitled to 50 votes. The Class A Voting shares are convertible on a one-for-one basis into Class B Non-Voting shares.

There are 1.4 billion authorized Class B Non-Voting shares without par value.

The Articles of Continuance of the Company under the Company Act (British Columbia) impose restrictions on the transfer, voting and issue of the Class A Voting and Class B Non-Voting shares in order to ensure that the Company remains qualified to hold or obtain licences required to carry on certain of its business undertakings in Canada.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is authorized to refuse to register transfers of any shares of the Company to any person who is not a Canadian in order to ensure that the Company remains qualified to hold the licences referred to above.

(b)	Dividends:

During 2011 and 2010, the Company declared and paid the following dividends on each of its outstanding Class A Voting and Class B Non-Voting shares:

Date declared	Date paid	Dividend per share
February 16, 2010	April 1, 2010	$0.32
April 29, 2010	July 2, 2010	0.32
August 18, 2010	October 1, 2010	0.32
October 26, 2010	January 4, 2011	0.32
		$1.28
February 15, 2011	April 1, 2011	$0.355
April 27, 2011	July 4, 2011	0.355
August 17, 2011	October 3, 2011	0.355
October 26, 2011	January 4, 2012	0.355
		$1.42

In February 2011, the Board increased the annualized dividend rate from $1.28 to $1.42 per Class A Voting and Class B Non-Voting share to be paid quarterly in amounts of $0.355 per share on each outstanding Class A Voting and Class B Non-Voting share. Consequently, the Class A Voting shares may receive a dividend at a quarterly rate of up to $0.355 per share only after the Class B Non-Voting shares have been paid a dividend at a quarterly rate of $0.355 per share. The Class A Voting and Class B Non-Voting shares share equally in dividends after payment of a dividend of $0.355 per share for each class. Such quarterly dividends are only payable as and when declared by the Board and there is no entitlement to any dividends prior thereto.

(c)	Normal course issuer bid:

In February 2011, the TSX accepted a notice filed by the Company of its intention to renew its prior normal course issuer bid (“NCIB”) for its class B Non-Voting shares for a further one-year period. The TSX notice provides that the Company may, during the twelve-month period commencing February 22, 2011 and ending February 21, 2012, purchase on the TSX up to the lesser of 39.8 million Class B Non-Voting shares, representing approximately 9% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion, with the actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases to be determined by the Company considering market conditions, share prices, its cash position, and other factors.

In 2011, the Company purchased for cancellation an aggregate 30,942,824 Class B Non-Voting shares for an aggregate purchase price of $1,099 million, resulting in a reduction to stated capital, share premium and retained earnings of $30 million, $870 million and $199 million, respectively. An aggregate 21,942,824 of these shares were purchased for cancellation directly under the NCIB for an aggregate purchase price of $814 million. The remaining 9,000,000 shares were purchased for cancellation pursuant to private agreements between the Company and arm’s-length third-party sellers for an aggregate purchase price of $285 million. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and were included in calculating the number of Class B Non-Voting shares that the Company purchased pursuant to the NCIB.

In February 2010, the TSX accepted a notice filed by the Company of its intention to renew its prior NCIB for a further one-year period. The TSX notice provides that the Company may, during the twelve-month period commencing February 22, 2010 and ending February 21, 2011, purchase on the TSX up to the lesser of 43.6 million Class B Non-Voting shares, representing approximately 9% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion, with the actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

In 2010, the Company repurchased for cancellation an aggregate 37,080,906 Class B Non-Voting shares for an aggregate purchase price of $1,312 million, resulting in a reduction to stated capital, share premium and retained earnings of $37 million, $1,191 million and $84 million, respectively. An aggregate 22,600,906 of these shares were repurchased for cancellation directly under the NCIB for an aggregate purchase price of $830 million. The remaining 14,480,000 of these shares were repurchased for cancellation pursuant to a private agreement between the Company and an arm’s-length third party seller for an aggregate purchase price of $482 million. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and were included in calculating the number of Class B Non-Voting shares that the Company purchased pursuant to the NCIB.

(d)	Available-for-sale financial assets reserve:

Available-for-sale investments are carried at fair value on the consolidated statements of financial position, with changes in fair value recorded in the fair value reserve as a component of equity, through OCI, until such time as the investments are disposed of and the change in fair value is recorded in profit and loss.

(e)	Hedging reserve:

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value on the consolidated statements of financial position, with changes in fair value of cash-flow hedging derivatives recorded in the fair value reserve as a component of equity, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in profit and loss.

(f)	Other:

The Company’s defined benefit pension plan obligation is actuarially determined at the end of the year with changes recognized immediately as a component of equity through OCI. The actuarial losses as a component of equity for the year ended December 31, 2011 is $67 million (2010 – $59 million).

22.	STOCK OPTIONS, SHARE UNITS AND SHARE PURCHASE PLANS:

Stock-based compensation to employees is measured at fair value. Fair value is determined using the Company’s Class B Non-Voting share price, and the Black-Scholes option pricing model (“Black-Scholes model”) or trinomial option pricing models, depending on the nature of the share-based award.

120    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

A summary of stock-based compensation expense, which is included in employee salaries and benefits expense, is as follows:

Years ended December 31,	2011	2010
Stock-based compensation:
Stock options (a)	$29	$28
Restricted share units (b)	26	19
Deferred share units (c)	9	3
	$64	$50

Total fair value amount of stock-based compensation liabilities is as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Stock-based compensation:
Stock options (a)	$124	$133	$160
Restricted share units (b)	40	28	17
Deferred share units (c)	30	19	17
	$194	$180	$194

At December 31, 2011, the Company had a liability of $194 million (December 31, 2010 – $180 million; January 1, 2010 – $194 million), of which $161 million (December 31, 2010 – $157 million; January 1, 2010 – $174 million) is a current liability related to stock-based compensation recorded at its fair value, including stock options, RSUs and DSUs. The total intrinsic value of vested liabilities, which is the difference between the strike price of the share-based awards and the trading price of the RCI Class B Non-Voting shares for all vested share-based awards at December 31, 2011 was $124 million (December 31, 2010 – $122 million; January 1, 2010 – $149 million). During the year ended December 31, 2011, $45 million (2010 - $58 million) was paid to holders upon exercise of RSUs and stock options using the cash settlement feature at an average share price of RCI Class B Non-Voting share of $36.42.

(a)	Stock options:
(i)	Stock option plans:

Options to purchase Class B Non-Voting shares of the Company on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by the Board of Directors or by the Company’s Management Compensation Committee. There are 30 million options authorized under the 2000 Plan, 25 million options authorized under the 1996 Plan, and 9.5 million options authorized under the 1994 Plan. The term of each option is 7 to 10 years and the vesting period is generally graded vesting over four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Non-Voting shares determined as the five-day average before the grant date as quoted on the TSX.

Stock options are measured at fair value at each period end, determined using the Company’s Class B Non-Voting share price and the Black-Scholes model.

(ii)	Performance options:

During the year ended December 31, 2011, the Company granted 581,300 performance-based options (2010 – 759,200) to certain key executives. These options are governed by the terms of the 2000 Plan. These options vest on a straight-line basis over four years provided that certain targeted stock prices are met on or after the anniversary date. At December 31, 2011, 5,056,430 performance options (December 31, 2010 – 4,894,980; January 1, 2010 – 4,479,930) were outstanding.

Performance options are measured at fair value at each period end, determined using the Company’s Class B Non-Voting share price and the trinomial model.

(iii)	Summary of stock options:

A summary of the stock option plans, which includes performance options, is as follows:

	December 31, 2011		December 31, 2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	11,841,680	$26.42	13,467,096	$23.73
Granted	1,133,600	34.35	1,350,225	34.69
Exercised	(1,778,783)	15.96	(2,528,585)	14.78
Forfeited	(507,398)	35.20	(447,056)	34.89
Outstanding, end of year	10,689,099	$28.59	11,841,680	$26.42
Exercisable, end of year	5,716,945	$22.81	6,415,933	$19.24

At December 31, 2011, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 4.83 – $ 9.99	417,557	1.46	$7.61	417,557	$7.61
$ 10.00 – $ 11.99	1,502,107	1.60	10.44	1,502,107	10.44
$ 12.00 – $ 18.99	510,908	1.48	14.10	510,908	14.10
$ 19.00 – $ 24.99	905,708	1.15	22.64	905,708	22.64
$ 25.00 – $ 29.99	1,648,175	4.08	29.41	703,750	29.41
$ 30.00 – $ 37.99	2,458,332	5.45	34.10	408,863	33.49
$ 38.00 – $ 46.94	3,246,312	2.63	39.03	1,268,052	39.00
	10,689,099	3.13	$28.59	5,716,945	$22.81

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrecognized stock-based compensation expense at December 31, 2011 related to stock-option plans was $9 million (2010 – $11 million), and will be recorded in the consolidated statements of income over the next four years as the options vest.

All outstanding options, including the performance options, are classified as liabilities and are carried at their fair value as determined through the use of a valuation model.

(b)	Restricted share units:
(i)	RSU plan:

The RSU plan enables employees, officers and directors of the Company to participate in the growth and development of the Company. Under the terms of the plan, RSUs are issued to the participant and the units issued will cliff vest over a period not to exceed three years from the grant date.

On the vesting date, the Company shall redeem all of the participants’ RSUs in cash or by issuing one Class B Non-Voting share for each RSU. The Company has reserved 4,000,000 Class B Non-Voting shares for issuance under this plan. During the year ended December 31, 2011, the Company granted 738,973 RSUs (2010 – 631,655).

(ii)	Performance RSUs:

During the year ended December 31, 2011, the Company granted 189,571 performance-based RSUs (2010 – 187,508) to certain key executives. The number of units that vest and will be paid three years from the grant date will be within a range of 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

(iii)	Summary of RSUs:

A summary of the RSU plans is as follows:

	December 31, 2011	December 31, 2010
	Number of units
Outstanding, beginning of year	1,616,370	1,060,223
Granted	928,544	819,163
Exercised	(416,146)	(217,877)
Forfeited	(139,813)	(45,139)
Outstanding, end of year	1,988,955	1,616,370

At December 31, 2011, 1,988,955 RSUs (December 31, 2010 –1,616,370; January 1, 2010 – 1,060,223), including performance RSUs, were outstanding. These RSUs vest at the end of three years from the grant date.

Unrecognized stock-based compensation expense at December 31, 2011, related to these RSUs was $32 million (December 31, 2010 –$22 million) and will be recorded in the consolidated statements of income over the next three years as the RSUs vest.

RSUs, including performance RSUs, are measured at fair value, determined using the Company’s Class B Non-Voting share price.

(c)	Deferred share unit plan:

The DSU plan enables directors and certain key executives of the Company to elect to receive certain types of remuneration in DSUs, which are classified as a liability on the consolidated statements of financial position.

DSUs are measured at fair value, determined using the Company’s Class B Non-Voting share price.

During the year ended December 31, 2011, the Company granted 154,937 DSUs (2010 – 89,136). At December 31, 2011, 751,903 DSUs

(December 31, 2010 – 664,169; January 1, 2010 – 613,777) were outstanding. There is no unrecognized compensation related to DSUs, since these awards vest immediately when granted.

(d)	Employee share accumulation plan:

The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions. The designated administrator of the plan then purchases, on a monthly basis, Class B Non-Voting shares of the Company on the open market on behalf of the employee. At the end of each month, the Company makes a contribution of 25% to 50% of the employee’s contribution in the month, which is recorded as compensation expense. The administrator then uses this amount to purchase additional shares of the Company on behalf of the employee, as outlined above.

Compensation expense related to the employee share accumulation plan amounted to $23 million for the year ended December 31, 2011 (2010 – $20 million) and is included in employee salaries and benefits.

(e)	Assumptions:

The weighted-average fair value of stock options granted during the years ended December 31, 2011 and 2010 and the principal assumptions used in applying the Black-Scholes model and trinomial option pricing models to determine their fair value at grant date were as follows:

	December 31, 2011	December 31, 2010
Weighted average fair value	$7.25	$7.66
Risk-free interest rate	2.8%	2.9%
Dividend yield	4.0%	3.7%
Volatility of Class B Non-Voting shares	29.0%	29.8%
Forfeiture rate	3.6%	4.0%
Weighted average expected life	5.4 years	5.4 years

For Trinomial option pricing model only:
Weighted average time to vest	2.4 years	2.4 years
Weighted average time to expiry	7.0 years	7.0 years
Employee exit rate	3.6%	4.0%
Suboptimal exercise factor	2.6	2.6
Lattice steps	50	50

Volatility has been estimated based on the actual trading statistics of the Company’s Class B Non-Voting shares.

23.	CAPITAL RISK MANAGEMENT:

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity (which is comprised of issued capital, share premium, retained earnings, hedging reserve and available-for-sale financial assets reserve) and long-term debt.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business,

122    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

In February 2011, the TSX accepted a notice filed by the Company of its intention to renew its prior NCIB for a further one-year period. The TSX notice provides that the Company may, during the twelve-month period commencing February 22, 2011 and ending February 21, 2012, purchase on the TSX up to the lesser of 39.8 million Class B Non-Voting shares, representing approximately 9% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion, with the actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases to be determined by the Company considering market conditions, share prices, its cash position, and other factors.

During 2011, the Company purchased for cancellation an aggregate 30,942,824 Class B Non-Voting shares for an aggregate purchase price of $1,099 million, resulting in a reduction to stated capital, share premium and retained earnings of $30 million, $870 million and $199 million, respectively. An aggregate 21,942,824 of these shares were purchased for cancellation directly under the NCIB for an aggregate purchase price of $814 million. The remaining 9,000,000 shares were purchased for cancellation pursuant to private agreements between the Company and arm’s-length third-party sellers for an aggregate purchase price of $285 million. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and were included in calculating the number of Class B Non-Voting shares that the Company purchased pursuant to the NCIB. The NCIB expired on February 21, 2012.

During 2011, the Company issued $1,450 million of 5.34% Senior Notes due 2021 and $400 million of 6.56% Senior Notes due 2041 (note 17(c)).

During 2011, the Company redeemed the entire outstanding principal amount of its U.S. $350 million ($342 million) 7.875% Senior Notes due 2012 and U.S. $470 million ($460 million) 7.25% Senior Notes due 2012 (note 17(d)).

During 2011, the Company terminated the associated Debt Derivatives hedging the U.S. $350 million 7.875% Senior Subordinated Notes and the U.S. $470 million 7.25% Senior Subordinated Notes. The settlement of these Debt Derivatives resulted in a net payment by the Company of $219 million and $111 million, respectively (note 17(d)).

The Company monitors debt leverage ratios as part of the management of liquidity and shareholders’ return and to sustain future development of the business.

The Company is not subject to externally imposed capital requirements and its overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2010.

24.	RELATED PARTY TRANSACTIONS:

(a)	Controlling shareholder:

The ultimate controlling shareholder of the Company is the Rogers Control Trust which holds voting control of the Company. The beneficiaries of the Trust are members of the Rogers family. The Rogers family is represented as Directors, Senior Executive and Corporate Officers of the Company.

The Company entered into certain transactions with the ultimate controlling shareholder of the Company and private Rogers’ family holding companies controlled by the controlling shareholder of the

Company. These transactions, as summarized below, were recorded at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit Committee.

The Company sold an aircraft to a private Rogers’ family holding company for cash proceeds of $19 million in 2010. There were no other significant transactions during 2011 or 2010.

(b)	Transactions with key management personnel:

Key management personnel include the Directors and the most Senior Corporate Officers of the Company that are primarily responsible for planning, directing and controlling the Company’s business activities.

(i)	Compensation:

The compensation expense associated with key management for employee services was included in employee salaries and benefits as follows:

	December 31, 2011	December 31, 2010
Salaries, pension and other short-term employee benefits	$11	$10
Stock-based compensation expense	27	19
	$38	$29

(ii)	Transactions:

The Company has entered into business transactions with companies, the partners or senior officers of which are Directors of the Company, as summarized below:

	Transaction value		Balance outstanding, December 31,
	2011	2010	2011	2010
Printing, legal services and commission paid on premiums for insurance coverage	$41	$39	$3	$8

A Director of the Company is Chairman and Chief Executive Officer of a firm which is paid commissions for insurance coverage. A Director of the Company is Senior Partner and Chairman of a law firm which provides legal services. A Director of the Company is Vice Chair and Vice President of a company which provides printing services.

These transactions are recorded at the amount agreed to by the related parties and are reviewed by the Audit Committee. The outstanding balances owed to these related parties are unsecured, interest free and due for payment in cash within 1 month from the date of the transaction. There are no outstanding balances with these related parties relating to similar transactions that occurred before January 1, 2010.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(c)	Subsidiaries and joint ventures:

The following are the significant subsidiaries and joint ventures of the Company:

		Ownership interest
	Jurisdiction of incorporation	December 31, 2011	December 31, 2010	January 1, 2010
Subsidiaries:

Rogers Holdings Inc.	Canada	100%	100%	100%
Rogers Media Inc.	Canada	100%	100%	100%
FIDO Solutions Inc.	Canada	100%	100%	100%
Rogers Wireless Alberta Inc.	Canada	–	100%	100%
Rogers Communications Partnership	Canada	100%	100%	–
Rogers Broadcasting Limited	Canada	100%	100%	100%
Rogers Publishing Limited	Canada	100%	100%	100%
Blue Jays Holdco Inc.	Canada	100%	100%	100%

Joint ventures:

Inukshuk Wireless Inc.	Canada	50%	50%	50%
Dome Productions Inc.	Canada	50%	50%	50%

The annual financial statement reporting period of the Company is the same as the annual financial statement reporting periods of all its subsidiaries and joint ventures. There are no significant restrictions on the ability of subsidiaries, joint ventures and associates to transfer funds to the Company in the form of cash dividends or to repay loans or advances.

The following business transactions were carried out with the Company’s joint ventures and associates. Transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Transaction value
	2011	2010
Revenue:
Joint ventures and associates – Rent, parking, interconnect fees	$1	$–

Purchases:
Joint ventures and associates – Network access fees	12	13
Access fees paid to broadcasters	17	16
Production fees	20	14
License fees and service obligation	2	1

The sales to and purchases from the Company’s joint ventures and associates are made at terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured, interest free and settlement occurs in cash. The outstanding balances with these related parties relating to similar business transactions as at December 31, 2011 was $5 million (December 31, 2010 – $4 million; January 1, 2010 – $4 million).

25.	COMMITMENTS:

(a)	The Company is committed, under the terms of its licences issued by Industry Canada, to spend 2% of certain wireless revenues earned in each year on research and development activities.

(b)

The Company enters into agreements with suppliers to provide services and products that include minimum spend commitments. The Company has agreements with certain telephone companies that guarantee the long-term supply of network facilities and agreements relating to the operations and maintenance of the network.

(c)

In the ordinary course of business and in addition to the amounts recorded on the consolidated statements of financial position and disclosed elsewhere in the notes, the Company has entered into agreements to acquire broadcasting rights to programs and films over the next five years at a total cost of approximately $950 million. In addition, the Company has commitments to pay access fees over the next year totalling approximately $15 million.

(d)

Pursuant to CRTC regulation, the Company is required to make contributions to the Canadian Media Fund (“CMF”) and the Local Programming Improvement Fund (“LPIF”), which are cable industry funds designed to foster the production of Canadian television programming. These contributions are based on a formula, including gross broadcast revenue and the number of subscribers. With respect to CMF, the Company may elect to spend a portion of the above amount determined by the aforementioned formula for local television programming and may also elect to contribute a portion to another CRTC-approved independent production fund. The Company estimates that its total contribution for 2012 will amount to approximately $74 million.

(e)

Pursuant to CRTC regulations, the Company is required to pay certain telecom contribution fees. These fees are based on a formula including certain types of revenue, including the majority of wireless revenue. The Company estimates that these fees for 2012 will amount to approximately $27 million.

(f)

Pursuant to Industry Canada regulations, the Company is required to pay certain fees for the use of its licenced radio spectrum. These fees are primarily based on the bandwidth and population covered by the spectrum licence. The Company estimates that these fees for 2012 will amount to $107 million.

(g)

In addition to the items listed above, the future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers, commitments for player contracts, purchase obligations and other contracts at December 31, 2011 are as follows:

Within one year	$742
After one but not more than five years	1,467
More than five years	159
$2,368

Rent expense for 2011 amounted to $172 million (2010 – $180 million).

124    ROGERS COMMUNICATIONS INC.    2011 ANNUAL REPORT

26.	CONTINGENT LIABILITIES:

(a)

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The plaintiffs are seeking specified damages and punitive damages, effectively, the reimbursement of system access fees collected. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. The “opt-in” nature of the class was later confirmed by the Saskatchewan Court of Appeal. As a national, “opt-in” class action, affected customers outside Saskatchewan have to take specific steps to participate in the proceeding. In February 2008, the Company’s motion to stay the proceeding based on the arbitration clause in the wireless service agreements was granted and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.

In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. This second proceeding was ordered conditionally stayed in December 2009 on the basis that it was an abuse of the process.

The Company’s appeal of the 2007 certification decision was dismissed by the Saskatchewan Court of Appeal. The Company is applying for leave to appeal to the Supreme Court of Canada. The Company has not recorded a liability for this contingency since Management’s assessment is that the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from the Company’s assessment and assumptions, a material adjustment to the financial position and results of operations could result.

(b)

In June 2008, a proceeding was commenced in Saskatchewan under that province’s Class Actions Act against providers of wireless communications services in Canada. The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by the Company and the other wireless communication providers in Canada. The plaintiffs are seeking unquantified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. Any potential liability is not yet determinable.

(c)

In December 2011, a proceeding under the Class Proceedings Act (British Columbia) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The proceeding involves among other things, allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (BC). The Plaintiffs are seeking unquantified damages and restitution. Any potential liability is not yet determinable.

(d)

In August 2008, a proceeding was commenced in Ontario pursuant to that province’s Class Proceedings Act, 1992 against Cable and other providers of communications services in Canada. The proceedings involved allegations of, among other things, false, misleading and deceptive advertising relating to charges for long-distance telephone usage. The plaintiffs were seeking $20 million in general damages and punitive damages of

$5 million. This proceeding was settled in December 2011 and the settlement amount was insignificant.

(e)

The Company believes that it has adequately provided for income and indirect taxes based on all of the information that is currently available. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. The Company’s tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

(f)	There exists certain other claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

27.	SUBSEQUENT EVENTS:

(a)

In February 2012, the TSX accepted a notice filed by the Company of its intention to renew its prior NCIB for a further one-year period. The TSX notice provides that the Company may, during the twelve-month period commencing February 24, 2012 and ending February 23, 2013, purchase on the TSX the lesser of 36.8 million Class B Non-Voting shares, representing approximately 10% of the issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.0 billion. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

(b)

In February 2012, the Company’s Board increased the annualized dividend rate from $1.42 to $1.58 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.395 per share. Such quarterly dividends are only payable as and when declared by the Board and there is no entitlement to any dividends prior thereto.

At the same time, in February 2012, the Board declared a quarterly dividend totalling $0.395 per share on each of its outstanding Class A Voting and Class B Non-Voting shares, such dividend to be paid on April 2, 2012, to shareholders of record on March 19, 2012, and is the first quarterly dividend to reflect the newly increased $1.58 per share annualized dividend rate.

2011 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    125